parmalat

RECEIVED
2005 NOV -7 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corp
Division of Corporation Fin
Securities and Exchange Cc
100 F Street, NE
Washington, D.C. 20549

05012358

SUPPL

Collecchio, October 25, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Very Truly Yours,

Parmalat S.p.A.

The Managing Director
Enrico Bondi

Enclosures

Attachment 3H

ATTACHMENT 3H(•)

Notice of changes of administrative and supervisory offices and of managing director

FORM 100

LISTED COMPANY: **PARMALAT S.p.A.**

ADMINISTRATIVE AND SUPERVISORY MODEL ADOPTED: A **(1)**

NAME	CHANGE (2)	EVENT (3)	DATE OF EVENT (4)	EFFECTIVE DATE OF EVENT (5)	ROLE OR SPECIAL DUTIES CONFERRED IN LISTED COMPANY (6)	EXPIRATION DATE (7)
RAFFAELE PICELLA	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**C**	7 Nov. 2005**
ENRICO BONDI	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**F**	7 Nov. 2005**
GUIDO ANGIOLINI	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**A**	7 Nov. 2005**
NICOLA WALTER PALMIERI	**A**	**B**	6 Oct. 2005*	6 Oct. 2005*	**A**	7 Nov. 2005**
ALESSANDRO OVI	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**A**	7 Nov. 2005**
CARLO SECCHI	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**A**	7 Nov. 2005**
MARZIO SAA'	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**A**	7 Nov. 2005**
ENZIO BERMANI	**A**	**D**	6 Oct. 2005*	6 Oct. 2005*	**L**	7 Nov. 2005**
MARCO BENVENUTO LOVATI	**A**	**D**	6 Oct. 2005*	6 Oct. 2005*	**H**	7 Nov. 2005**
MARIATERESA BATTAINI	**A**	**D**	6 Oct. 2005*	6 Oct. 2005*	**H**	7 Nov. 2005**
GIUSEPPE MAGGIONI	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**I**	7 Nov. 2005**
MARIO MORETTINI	**A**	**A**	6 Oct. 2005*	6 Oct. 2005*	**I**	7 Nov. 2005**

*** (4), (5) - 6 October 2005 : reference date for start of trading**

**** (7) – The outgoing administrative offices will be replaced on 7 November 2005, the date for which the general meeting of shareholders has been called in first call.**

(•) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

NAME, ADDRESS AND RESIDENCE CARD OF PERSONS INDICATED ABOVE

FIRST NAME	**RAFFAELE**
LAST NAME	**PICELLA**
PLACE OF BIRTH	**NAPLES**
DATE OF BIRTH	**18.08.1934**
TAXPAYER'S CODE	**PCLRFL34M18F839R**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**ENRICO**
LAST NAME	**BONDI**
PLACE OF BIRTH	**AREZZO**
DATE OF BIRTH	**05.10.1934**
TAXPAYER'S CODE	**BNDNRC34R05A390O**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**GUIDO**
LAST NAME	**ANGIOLINI**
PLACE OF BIRTH	**RAVENNA**
DATE OF BIRTH	**23.08.1932**
TAXPAYER'S CODE	**NGLGDU32M23H199G**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**NICOLA WALTER**
LAST NAME	**PALMIERI**
PLACE OF BIRTH	**NAPLES**
DATE OF BIRTH	**05.11.1935**
TAXPAYER'S CODE	**PLMNCL35S05F839Q**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**ALESSANDRO**
LAST NAME	**OVI**
PLACE OF BIRTH	**CARPINETTI (RE)**
DATE OF BIRTH	**14.01.1944**
TAXPAYER'S CODE	**VOILSN44A14B825I**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**CARLO**
LAST NAME	**SECCHI**
PLACE OF BIRTH	**MANDELLO DEL LARIO (LC)**
DATE OF BIRTH	**04.02.1944**
TAXPAYER'S CODE	**SCCCRL44B04E879J**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**MARZIO**
LAST NAME	**SAA'**
PLACE OF BIRTH	**BIELLA**
DATE OF BIRTH	**24.07.1940**
TAXPAYER'S CODE	**SAAMRZ40L24A859X**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**ENZIO**
LAST NAME	**BERMANI**
PLACE OF BIRTH	**CASALBELTRAME (NO)**
DATE OF BIRTH	**17.07.1931**
TAXPAYER'S CODE	**BRMNZE31L17B864K**
RESIDENCE	**NOVARA VIA ALCAROTTI 3 CAP 28100**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**MARCO BENVENUTO**
LAST NAME	**LOVATI**
PLACE OF BIRTH	**RHO (MI)**
DATE OF BIRTH	**01.03.1962**
TAXPAYER'S CODE	**LVTMCB62C01H264C**
RESIDENCE	**RHO (MI) VIA PREDA 2 CAP 20017**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**MARIATERESA**
LAST NAME	**BATTAINI**
PLACE OF BIRTH	**MILAN**
DATE OF BIRTH	**01.02.1947**
TAXPAYER'S CODE	**BTTMTR47B41F205P**
RESIDENCE	**MILAN PIAZZA REPUBBLICA 1/A CAP 20100**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**GIUSEPPE**
LAST NAME	**MAGGIONI**
PLACE OF BIRTH	**MILAN**
DATE OF BIRTH	**20.03.1962**
TAXPAYER'S CODE	**MGGGPP62C20F205H**
RESIDENCE	**MILAN VIA CARLO GIUSEPPE MERLO 3 CAP 20100**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

FIRST NAME	**MARIO**
LAST NAME	**MORETTINI**
PLACE OF BIRTH	**MONTEFANO (MC)**
DATE OF BIRTH	**17.11.1943**
TAXPAYER'S CODE	**MRTMRA43S17F496T**
RESIDENCE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26 CAP 43044**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

SUMMARY LIST: COMPOSITION OF ADMINISTRATIVE AND SUPERVISORY OFFICES
REFERENCE DATE: **6 OCTOBER 2005**

NAME	OFFICE	EXPIRATION DATE
RAFFAELE PICELLA	Chairman of Board of Directors	7 Nov. 2005**
ENRICO BONDI	Managing Director	7 Nov. 2005**
GUIDO ANGIOLINI	Director	7 Nov. 2005**
NICOLA WALTER PALMIERI	Director	7 Nov. 2005**
ALESSANDRO OVI	Independent Director	7 Nov. 2005**
CARLO SECCHI	Independent Director	7 Nov. 2005**
MARZIO SAA'	Independent Director	7 Nov. 2005**
ENZIO BERMANI	Chairman of Board of Statutory Auditors	7 Nov. 2005**
MARCO BENVENUTO LOVATI	Statutory Auditor	7 Nov. 2005**
MARIATERESA BATTAINI	Statutory Auditor	7 Nov. 2005**
GIUSEPPE MAGGIONI	Alternate Auditor	7 Nov. 2005**
MARIO MORETTINI	Alternate Auditor	7 Nov. 2005**

**** The outgoing administrative offices will be replaced on 7 November 2005, the date for which the general meeting of shareholders has been called in first call.**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FORM FOR NOTICE OF SHARE CAPITAL VARIATIONS
Notice of share capital variation

Pursuant to the combined provision of Articles 84 and 98 of Consob Rule 11971 of 14 May 1999 and of Article 2.6.2 of Borsa Italiana S.p.A. Rule, you are informed that on 2 October 2005, following approval of the Proposal of Composition of the Parmalat Group on 1 October 2005, the Board of Directors of Parmalat S.p.A. certified the Share Capital increase – produced as a result of such approval – from Euro 120,000 to Euro 1,600,926,818.

SCHEDULE 1

	Current share capital			Previous share capital		
	Euro	No. shares	Par value each	Euro	No. shares	Par value each
Total of which:	1,600,926,818.00	1,600,926,818.00	1.00	120,000	120,000	1.00
Ordinary shares (full possession: 6 October 2005*)	1,600,926,818.00	1,600,926,818.00	1.00	120,000	120,000	1.00

*** 6 October 2005: reference date for start of trading**

Ordinary shares (differentiated possession: date) current coupon number						
Preferred shares (full possession: date) current coupon number						
Preferred shares (differentiated possession: date) current coupon number						
Convertible savings shares (full possession: date) current coupon number						
Convertible savings shares (differentiated possession: date) current coupon number						
Non-convertible savings shares (full possession: date) current coupon number						
Non-convertible savings shares (differentiated						

possession: date) current coupon number						

parmalat

RECEIVED
2005 NOV -7 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, October 25, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enrico Bondi

Enclosures

Parmalat Spa Sede: Via O. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.600.926.818 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

RECEIVED
2005 NOV -7 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

parmalat

Parmalat S.p.A.

Financial Statements

at June 30, 2005

a) *Parmalat S.p.A.*
Financial Statements at June 30, 2005

b) *Parmalat S.p.A.*
Pro Forma Financial Statements at June 30, 2005

c) *Parmalat S.p.A. Group*
Pro Forma Financial Statements at June 30, 2005

The independent auditors are currently auditing the pro forma consolidated and Company data. The outcome of this audit will be made public in accordance with current statutory requirements as soon as the independent auditors make it available.

Contents

Letter from the Board of Directors

On December 23, 2003, Borsa Italiana S.p.A. delisted the shares of Parmalat Finanziaria.
On October 6, 2005, Borsa Italiana S.p.A. accepted the shares of Parmalat S.p.A. for stock market listing.

A hiatus of almost 22 months, at the end of which Parmalat emerged from the financial disaster into which it had been dragged. There was no hiatus for the Company's manufacturing operations or for its presence in the marketplace. This continuity was made possible by the Company's employees and the contributions of farmers, freight haulers and unions.

Italy's Parliament and Government, its national and local government agencies, Consob and Borsa Italiana provided vital support. The Bankruptcy Court of Parma, which carried out an enormous amount of work with commendable timeliness, deserves our special thanks.

Leading-edge technology, global brands, market leadership in many countries, a portfolio of high-quality products — these are the strengths of the new Parmalat, a truly international player that has a presence in 43 countries; a workforce of 17,000 employees, 80% of whom work outside Italy; and foreign operations that generated about 64% of the Company's 1,847.8 million euros in revenues.

The Group's financial structure is now adequate, and its indebtedness is held by operating companies with industrial operations that generate sufficient revenue to cover principal repayment and interest costs. The Group's Parent Company has the financial resources it needs to provide the necessary level of support. And the actions to void in bankruptcy and the damage actions filed during the course of the Extraordinary Administration proceedings and now transferred to the Company will serve to further strengthen the balance sheet.

Ownership of the Company's shares is very broad-based, which is not surprising given that on the date the Court handed down its decision on the Proposal of Composition with Creditors there were more than 85,000 creditors entitled to receive Company shares. Only six shareholders own more than 2% of the Company's share capital. Their combined interest amounts to 16.84%.

Because a high number of creditors voted on the Proposal of Composition with Creditors, a very significant percentage of the shares that Fondazione Creditori Parmalat initially acquired through subscription could be distributed promptly to the parties entitled to receive them.
As a result, a meaningful percentage of the Company's share capital will be represented at the Shareholders' Meeting that has been convened for November 7-8, 2005 to elect a Board of Directors, and the Board that will emerge from that Meeting will be representative of the Company's shareholder base.
Fondazione Creditori Parmalat will not take part in the election of the Board of Directors because, by November 7-8, 2005, it will own less than 50.1% of the Company's share capital

The general consensus is that the system of corporate governance adopted by the Company will ensure that it will be managed fairly.

The Board of Directors elected at the Shareholders' Meeting that has been convened for November 7-8, 2005 will be responsible for laying out the strategic guidelines for the growth of the Company and its Group.

We believe that the situations and conditions briefly outlined above will enable the Group to pursue its mission with determination. That mission is as follows:

The Parmalat Group is an Italian food group with a multinational strategy that seeks to increase the well-being of consumers throughout the world. The ultimate purpose of the Group is to create value for its shareholders while adhering to ethical principles of business conduct, to perform a useful social function by fostering the professional development of its employees and associates, and to serve the communities in which it operates by contributing to their economic and social progress.

We intend to establish Parmalat as one of the top players in the global market for functional foods with high value added, which deliver improved nutrition and wellness to consumers, and attain clear leadership in selected product categories and countries with high growth potential for the Group.

Milk and dairy products and fruit-based beverages, foods that play an essential role in everyone's daily diet, will be key categories for the Group.

The Board of Directors

Events Leading to the Establishment of Parmalat S.p.A.

Proposal of Composition with Creditors

The salient points of the Proposal of Composition with Creditors are:
(i) Establishment of a Foundation the main institutional purpose of which is to handle the distribution of shares of a company that will serve as the Assumptor.
(ii) Purchase by the Foundation of a corporation or other limited liability company — Parmalat S.p.A.— that will function as Assumptor of the Composition with Creditors in accordance with Article 4-*bis*, Section c-*bis,* of the Marzano Law. Following the approval of the Composition with Creditors and the publication of the corresponding approval decision by the Court of Parma, the assets and liabilities (reduced in accordance with the percentages set forth in the Composition with Creditors) of the Companies Included in the Proposal of Composition with Creditors will be transferred to the Assumptor, which will assume all of the obligations arising from the Composition with Creditors.
(iii) Implementation of programs designed to enhance the value of the assets held by Parmalat S.p.A. under the Composition with Creditors, with the unsecured creditors authorizing the Foundation established pursuant to the Composition with Creditors to subscribe the capital increase approved by Parmalat S.p.A. and offset the creditors' claims (reduced in accordance with the percentages set forth in the Composition with Creditors) against the indebtedness arising from the share subscription.
(iv) Distribution by the Foundation to the eligible unsecured creditors of Parmalat S.p.A. shares issued in connection with the capital increase carried out to implement the Proposal of Composition with Creditors (in accordance with the percentages set forth in the Composition with Creditors) and distribution of the warrants in accordance with the stipulated terms and percentages.
With the exceptions described therein with regard to Group companies under extraordinary administration, the Proposal of Composition with Creditors calls for the Companies Included in the Composition with Creditors to transfer their assets and liabilities (reduced in accordance with the percentages set forth in the Composition with Creditors) to Parmalat S.p.A., which shall assume on an exclusive basis all of the obligations arising from the Composition with Creditors.
Since the assets transferred to Parmalat S.p.A. will include equity investments in Group companies that are owned by Companies Included in the Composition with Creditors, these companies will be automatically and directly affected by the consequences of the Composition with Creditors and will become part of the Parmalat Group.
In accordance with Section 8.1 of the Proposal of Composition with Creditors, only unsecured creditors of the individual companies that are parties to the Composition with Creditors whose claims have been verified with or without reservation or whose claims have been allowed as part of the blanket verification available under the Marzano Law to holders of financial instruments whose claims were not included among the liabilities but whose names are included in the lists of creditors published on December 28, 2004, in Issue No. 303 of the *Official Gazette of the Italian Republic* (the "**Voting Unsecured Creditors**") will be invited to vote on the Proposal of Composition with Creditors.
Because Section 8.2 of the Proposal of Composition with Creditors requires that creditors with preferential or prededuction claims be satisfied in full in cash, these creditors do not have the right to vote, unless they

waive their preferential or prededuction right and lower the status of their claims to unsecured. Such waiver can be made for a portion of a claim, but not be less than one third of the claim (including principal and incidental charges).

Objectives, Mechanisms and Consequences of the Proposal of Composition with Creditors

The Proposal of Composition with Creditors is designed to enable the Group to continue operating as a going concern so that, as explained in the Industrial Plan outlined in the Restructuring Program, it may significantly improve its operating and financial performance and, consequently, increase the value of its income-producing industrial operations. It has also been structured to reserve the benefits that will result from the continuation of the Group's operations and the achievement of the intended objectives for the unsecured creditors of the companies that are parties to the Composition with Creditors, since the unsecured creditors have been severely hurt by the insolvency of the Group now under extraordinary administration.
The recovery ratios and, consequently, the number of Parmalat S.p.A. shares allocated to the unsecured creditors of each of the Companies Included in the Composition with Creditors will be determined by the ratio between the sum of assets and sum of liabilities of each of the companies in question. Therefore, the unsecured creditors of the Companies Included in the Composition with Creditors, while all belonging to the same class of creditors, will be treated differently depending upon the financial position of the individual company or companies against which they have a claim.
The Composition with Creditors will have the effect of transferring to Parmalat S.p.A. all actions for damages that the companies may be entitled to file, as well as all actions to void, actions for damages and liability actions that the Extraordinary Commissioner may have filed prior to the date when the court decision approving the Composition with Creditors is handed down. Following the approval of the Composition with Creditors, the unsecured creditors will authorize the Foundation to subscribe a capital increase carried out by Parmalat S.p.A. that will be used to partially satisfy the claims of the unsecured creditors (as decreased by the claim reduction process), in accordance with the provisions of the Proposal of Composition with Creditors.
The Proposal of Composition with Creditors also explains the treatment of any Parmalat S.p.A. shares that may remain in the hands of the Foundation.
More specifically, the unsecured creditors of each of the Companies Included in the Composition with Creditors (excluding the claims of companies under Extraordinary Administration that are included in the Proposal of Composition with Creditors, which will not receive Parmalat S.p.A. shares) will receive a number of Parmalat S.p.A. shares that is determined by weighing the sum total of all of their claims (i.e., the sum of liabilities of the company in question) according to the applicable recovery ratio and determining their "weight" within the final shareholder base of Parmalat S.p.A.
On March 1, 2005, Close Brothers Corporate Finance Limited issued a fairness opinion regarding the financial fairness and reasonableness of the consideration offered in the Proposal of Composition with Creditors to the creditors of the Companies Included in the Composition with Creditors. This opinion is available for consultation at the registered office of Parmalat Finanziaria S.p.A. in AS and on the website http://www.parmalat.net (by clicking on the *Extr. Admin.* tab and selecting *Parmalat Restructuring Plan* from the pull-down menu).

Tax Consequences of the Proposal of Composition with Creditors

The principal tax consequences of the implementation of the Proposal of Composition with Creditors are reviewed below. As of June 30, 2005, the Company was still discussing these issues with the tax administration to arrive at an optimum identification and interpretation of the relevant provisions of the tax law.

Direct Taxes for Companies in Extraordinary Administration and the Assumptor

Even though the claim reduction applied under the Composition with Creditors by companies under Extraordinary Administration will reduce their liabilities as a result of the Composition with Creditors, it will not be treated as taxable out-of-period income of these companies, as allowed under Article 88, Section Four, of Presidential Decree No. 917/86 (Uniform Income Tax Code — abbreviated as TUIR in Italian), as amended by Legislative Decree No. 344 of December 12, 2003. The assets transferred to the Assumptor at their current value will be offset by liabilities of equal amount. In other words, no liability for direct taxes is expected to arise.

The Assumptor will be subject to the standard corporate income tax (IRES), applied to the result from operations generated by the companies it acquired pursuant to the Composition with Creditors. Ultimately, there will be no tax liability for the assets transferred at current value.

Indirect Taxes

Since the Court decision approving the Proposal of Composition with Creditors will constitute the legal title that transfers to the Assumptor all of the assets of the companies under Extraordinary Administration, it will be subject to the payment of the registration tax or the tax on stock market contracts, in addition to mortgage or cadastral fees applicable to the transfer of real estate. In view of the method provided in Article 51 of Legislative Decree No. 131/86 to determine taxable bases for registration-tax purposes, if the value of the transferred assets (differentiated in such categories as companies, equity investments, receivables, real estate and other assets) is equal to the liabilities, the resulting immediate tax liability would not be material.

The assumption of debt by the Assumptor is not taxable independently because, in accordance with Article 21 of Presidential Decree No. 131 of 1986, assumptions of debt that are linked with and concurrent to other dispositions (in this case, the transfers of companies, equity investments and receivables) are not taxable.

No tax on stock market contracts should be due on transfers of equity investments involving the Assumptor, the Foundation or eligible creditors carried out through a power of attorney granted pursuant to the Proposal of Composition with Creditors. Because the transfers will involve the execution of a power of attorney, they will have no material tax impact on the Foundation (in terms either of direct or indirect taxes) or the creditors.

No significant tax liability should arise when the Assumptor carries out a first or second capital increase. Overall, the indirect tax burden should be modest.

Resolutions Concerning the Company's Share Capital

At June 30, 2005, the share capital of Parmalat S.p.A. amounted to 120,000 euros.

On March 1, 2005, the Extraordinary Shareholders' Meeting, having received a favorable opinion from the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

• up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;

• up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

• up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:

- unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
- unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;

• up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

• up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter

(offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;
c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;
d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus.

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.
In the abstract, the process of distributing Parmalat S.p.A. shares to eligible creditors in accordance with the percentages set forth in the Composition with Creditors may result in the allocation of fractional shares to individual creditors. However, since the shares are indivisible, as set forth by the Composition Creditors, the number of shares allotted to each creditor will be rounded up or down to the nearest integer depending on whether the fraction is greater or smaller than one-half.

Outcome of the Vote

The relevant portion of a communication issued by the Court of Parma on October 1, 2005 is provided below:

"The process of counting the 52,279 votes cast by the bondholders through clearing systems and authorized intermediaries and the 1,793 ballots received by the Office of the Clerk of the Court in the usual fashion has produced the following results:

a. The favorable votes were equivalent to 6,288,869,488.94 euros;
b. The unfavorable votes were equivalent to 437,158,179.59 euros;
c. Implicitly favorable votes from creditors who failed to cast their votes were equivalent to 7,845,953,779.58 euros.

The total of the favorable votes was equivalent to 14,134,823,268.52 euros, which corresponds to 71.38% of the claims of creditors eligible to vote. This percentage is so much greater than the statutory majority that it makes further vote counting unnecessary.

Consequently, the Composition with Creditors proposed by the Extraordinary Commissioner, Enrico Bondi, was approved by a court decision filed with the Office of the Clerk of the Court on October 1, 2005."

Subscription and Issuance of the Share Capital

The Board of Directors of Parmalat S.p.A., at a meeting held on October 2, 2005, having been informed of the Court Decision approving the Composition with Creditors, set the amount by which the share capital will increase due to the conversion of claims held by the unsecured creditors at 1,600,806,818 euros. Consequently, since the capital increase installment approved by the Extraordinary Shareholders' Meeting of March 1, 2005 amounted to 1,541,075,090 euros, the excess of 59,731,728 euros will be used to take advantage of the "permeability" of the different installments of the share capital increase, in view of the fact that:

a. The Company has received waivers from creditors holding prededuction and preferential claims who requested that their claims be converted into unsecured claims and satisfied by converting them into share capital, for a total of 56,220,277 euros;
b. Corrections of compilation errors equal to the difference have been made to the creditor lists.

Subsequent to the issuance by Parmalat S.p.A. of assurances of an adequate dissemination of the shares and the satisfaction of other conditions set forth in the resolution issued by Borsa Italiana S.p.A. on May 9, 2005 in connection with the listing of the shares (approval of the Proposal of Composition with Creditors and certification by the sponsor that the management system adopted by Parmalat S.p.A. and its main subsidiaries is capable of preparing accurate operating and financial data and information), the resolution allowing trading in the shares of Parmalat S.p.A. was issued.

Shareholder Base

Based on the lists of creditors who were identified by name when their claims were verified by the *Giudici Delegati* and of creditors who made themselves known by voting (bondholders), as of the date of publication of the court decision approving the Proposal of Composition with Creditors, the following parties owned more than 2% of the Company's share capital:

Shareholder name	Millions of shares	Percentage of share capital
Capitalia Group through:	**88.55**	**5.53%**
- Banca di Roma Spa	85.89	5.36%
- BIPOP CARIRE Spa	2.57	0.16%
- MCC Spa	0.09	0.01%
Harbert Distressed Inv. Fund	**43.80**	**2.74%**
JP Morgan Chase Bank NA	**36.82**	**2.30%**
Intesa Group through:	**33.71**	**2.11%**
- Banca Intesa Spa	14.37	0.90%
- Mediofactoring Spa	9.54	0.60%
- Cassa di Risparmio di Parma e Piacenza Spa	8.99	0.56%
- Cassa di Risparmio di Biella e Vercelli Spa	0.81	0.05%
Wells Fargo Bank National Association	**33.38**	**2.09%**
Buconero LLC	**33.10**	**2.07%**

Composition of the Parmalat Group at September 30, 2005

The assets and liabilities of the 16 companies that are parties to the Composition with Creditors (as decreased by the claim reduction process) and the subsidiaries of these 16 companies that are not parties to bankruptcy proceedings (about 100 companies) are consolidated line by line.
Companies under Extraordinary Administration with a separate restructuring program or that are slated for divestiture, companies with negative equity that are earmarked for sale or liquidation (with no liability for the sole shareholder) and companies that are parties to composition with creditor proceedings under local laws that are subsidiaries of the 16 companies that are parties to the Composition with Creditors are carried as equity investments with zero value.

Companies with negative equity that are not earmarked for sale are carried as equity investments with zero value, and the Company recognizes a reserve in an amount equal to the negative equity.

Companies Under Extraordinary Administration and Their Disposition

Following the asset transfer process, the 16 companies that are parties to the Composition with Creditors:

- will be liquidated, if they hold no equity investments in other companies and/or other assets;
- will operate until their assets are sold or liquidated, if they hold equity investments in other companies and/or other assets that were not transferred to the Assumptor.

The companies under extraordinary administration that are not parties to the Composition with Creditors and were not transferred to the Assumptor (Eli Air Srl, Emmegi Agroindustriale Srl, Parma AC S.p.A., Streglio S.p.A., Eurofood Ifsc Limited, Parmalat Malta Holding Limited and Parmalat Trading Limited) will be the subject of separate restructuring plans that may call for the sale of assets and/or the liquidation of the companies.

The remaining companies in which Parmalat Finanziaria S.p.A. in A.S. has a direct or indirect interest (RM Alimenti Srl, Parma FC S.p.A., SDS Società Diritti Sportivi Srl, Lactis Gorkj II, Bonlat Financing LLC, Bonlat Financing Corp., Parmalat Capital Finance Ltd and Parmalat Atlantic Financing Corp):

- will follow the fate of their parent company, if they are subsidiaries of a company under extraordinary administration;
- will be handled in accordance with local laws, if they are parties to composition with creditor proceedings under local laws.

Licensees

In Italy, the Group distributes its products through commercial, marketing and logistics organizations operated by Parmalat (direct channel), as well as through licensees (indirect channel) that are either given an exclusive for a given territory or are paid a sales commission (when they serve supermarket chains and other retail chains to which they do not sell directly but provide the Company with a distribution service

(transfer delivery)). The licensee interfaces with end customers in the same manner as Parmalat does through the direct channel, i.e., either by offering products for sale when the delivery vehicle visits customer premises and/or preselling and then delivering the products, depending on the type of product.

Licensee companies distribute Parmalat products to about 20,000 points of sale in the so-called conventional trade segment (food stores that do not belong to a chain) and 11,000 points of sale that are members of supermarket or other retail chains.

The total volume of products distributed through licensee companies is expected to total about 190 million euros in 2005.

The activity of the licensee companies has evolved over time. Originally, these companies distributed single product lines. Licenses have since grown to cover multiple product lines, ranging from fresh dairy products to organic/produce-based products and, to a lesser extent, bakery products. Licensee companies distribute the different product lines (fresh dairy and organic/produce-based) in the following ways: fresh dairy products are sold through sales/delivery personnel who offer products for sale and immediate delivery when they visit customer premises; organic/produce-based products are presold through agents or sales personnel and delivered subsequently.

Parmalat operates through about 100 licensee companies, including 70 companies belonging to independent owners and 33 that used to be owned by holding companies controlled by the Tanzi family. The latter companies became insolvent and had to be placed under extraordinary administration.

In accordance with the Restructuring Program, licensee companies that on June 3, 2004 became eligible for extraordinary administration are the subject of a separate program, which is consistent with the objective of operating the activities of the Parmalat Group in a unified manner and enabling the Parmalat Group to continue using the services and activities of the licensee companies.

The program devised for the licensee companies calls for the transfer of the business operations of each to Parmalat Distribuzione Alimenti S.r.l. (formerly Finfood S.r.l.), a company that was not a party to bankruptcy proceedings that will become a member of the Parmalat Group once the Composition with Creditors is approved and implemented. This process is a logical consequence of decisions made following the approval of the Restructuring Program. Specifically, the network that distributes the Group's products and which comprises the business operations slated for transfer is an integral part of the Group and is directly affected by its restructuring process.

Consistent with this approach, the Extraordinary Commissioner, Enrico Bondi, asked a top technical appraiser to determine the value of the business operations earmarked for transfer. In July 2005, the appraiser carried out its assignment, and in August 2005 produced sworn appraisals. Based on these appraisals, the business operations of the 33 companies slated for transfer to Parmalat Distribuzione Alimenti were valued at about 2.8 million euros.

A new application filed with the Italian Ministry of Production Activities was approved on September 13, 2005 and the acquisition of the business operations of the abovementioned companies was completed on October 1, 2005.

Criteria for the Preparation of Pro Forma Financial Statements at June 30, 2005 and Adoption of IAS Principles

General Criteria

The pro forma financial statements of Parmalat S.p.A. and the Parmalat Group at June 30, 2005 have been prepared using the data from the pro forma financial statements at December 31, 2004 contained in the Prospectus as opening balances and adjusting them to reflect the changes that occurred during the first six months of 2005. As explained in greater detail in the section of the Notes to the Consolidated Financial Statements entitled "Scope of Consolidation," the semiannual income statement was prepared by consolidating the income statements of the companies that, in accordance with the Proposal of Composition with Creditors, are included in the Group headed by Parmalat S.p.A. Additional adjustments were made in order to present the pro forma financial statements in accordance with International Financial Reporting Standards (IFRS/IAS). The data contained in the pro forma financial statements represent a simulation of the potential impact of the approval of the Proposal of Composition with Creditors, and are provided solely for illustration purposes. More specifically, since the pro forma data have been developed to retroactively show the effect of transactions that occurred at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The criteria for the preparation of the pro forma reclassified financial statements of Parmalat S.p.A. and of the pro forma reclassified consolidated financial statements in accordance with Consob Communication No. DEM/1052803 del 05/07/2001 are explained in a separate section at the end of this Report. Additional information about the assumptions and basic criteria underlying the presentation of the pro forma financial statements are provided in Chapter IV.1.2 of the Prospectus.

Moreover, since the market value of each acquired asset and liability was not available on the date the pro forma financial statements at June 30, 2005 were prepared, the acquisition price was allocated to these items on a preliminary basis.

Adoption of International Financial Reporting Standards (IFRS/IAS)

Rules for First-time Adoption of IFRS/IAS

The Assumptor (Parmalat S.p.A.) is a company that has already adopted the IFRS/IAS as the accounting standards it applies to the preparation of its consolidated and Company financial statements. The Company began its operations by taking over the assets and liabilities of the 16 Companies Included in the Composition with Creditors.

Accordingly, the pro forma consolidated and Company data at December 31, 2004 that Parmalat S.p.A. prepared in accordance with Italian accounting principles and presented in the Prospectus have been restated in accordance with the IFRS/IAS. The same approach was used to prepare the pro forma data at June 30, 2005 for Parmalat S.p.A. and the consolidated data for the Group.

The format used to present the reclassified balance sheet is the same as that used in the Prospectus, since the Company believes that that format shows the impact of the new accounting principles more clearly.

Consistent with this approach, the following information is also being provided:

• Comments about the rules for first-time adoption of the applicable IFRS/IAS, with disclosure of the assumptions made concerning the IFRS/IAS and their interpretations that are expected to be in force and the accounting policies that the Company expects to adopt at December 31, 2005, when it will prepare its first annual financial statements in accordance with the IFRS/IAS.

• Pro forma IFRS/IAS consolidated balance sheet and Company balance sheet at December 31, 2004 showing a reconciliation of these data to the pro forma consolidated and Company data computed in accordance with the old principles.

• Comments on the reconciliation entries.

The financial statements and the reconciliation entries were prepared solely for the purpose of presenting pro forma consolidated financial statements and pro forma financial statements for Parmalat S.p.A. at June 30, 2005 in accordance with the IFRS/IAS, as approved by the European Commission. These statements do not include comparative data and are not accompanied by the respective notes, which would be required for a complete presentation of the consolidated and Company financial position and operating performance in accordance with the IFRS/IAS.

The restatements were made to conform with the IFRS/IAS that are currently in force. The European Commission is still in the process of approving the IFRS/IAS, and the work carried out by the IASB to update and interpret the standards is ongoing. At December 31, 2005, when the Group will prepare its first annual consolidated financial statements in accordance with the IFRS/IAS, new IFRS/IAS and/or interpretations (IFRIC) could be in effect and it may be possible to adopt these pronouncements retroactively.

Consequently, the data shown in the financial statements and reconciliation entries could change, making them unsuitable for use as comparative data in the first annual financial statements prepared in accordance with the IFRS/IAS.

Consistent with the provisions of IFRS 3, which governs the accounting treatment of business combinations, the Company carried out an initial allocation of the purchase prices and will complete item valuations within 12 months of the date of acquisition.

The main accounting treatments and rules selected among the options available under the IFRS/IAS are reviewed below.

- Inventories: Under IAS 2, the cost of inventories must be determined by either the FIFO method or the weighted average cost formula. The Group chose the weighted average cost formula.

- Valuation of intangibles and property, plant and equipment: Following initial recognition at cost, IAS 16 and IAS 38 offer the option of valuing these assets either at cost (and amortizing and depreciating them, respectively) or at fair value. The Group chose to value them at cost.

- Borrowing costs: With regard to the recognition of borrowing costs that are directly attributable to the purchase, construction or production of capitalized assets, IAS 32 provides the option of either applying the standard accounting treatment, by which borrowing costs are charged directly to income, or an alternative accounting treatment that, under certain conditions, requires that borrowing costs be capitalized. The Group has chosen to charge borrowing costs directly to income.

- Valuation in the consolidated financial statements of equity investments in joint ventures: IAS 31 allows companies to value these investments by the equity method or, alternatively, to consolidate them by the proportional method. The Group has chosen to value them by the equity method.

- Presentation of the financial statements: The balance sheet is presented in accordance with the "current/non-current" format (which is the one generally used by industrial and commercial enterprises); the income statement follows a format that classifies costs by destination. This approach required the reclassification of historical financial statements prepared in accordance with Legislative Decree No. 127/1991.

Parmalat S.p.A.

Pro Forma Balance Sheet at December 31, 2004

	(in millions of euros)	12/31/04	Restate-ments	Reclassi-ficationd	IFRS/IAS
A	NON-CURRENT ASSETS				
	Intangibles	472.8	(0.4)		472.4
	Property, plant and equipment	125.4	8.3	(21.6)	112.1
	Non-current financial assets	1,026.3	(29.1)		997.2
	Total	**1,624.5**	**(21.2)**	**(21.6)**	**1,581.7**
B	AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES			**17.2**	**17.2**
C	NET WORKING CAPITAL				
	Inventories	47.4		(4.1)	43.3
	Trade receivables	226.5			226.5
	Other assets	190.4	(5.7)		184.7
	Trade payables	(305.9)			(305.9)
	Other liabilities	(95.4)		1.2	(94.2)
	Total	**63.0**	**(5.7)**	**(2.9)**	**54.4**
D	INVESTED CAPITAL, NET OF OPERATING LIABILITIES	**1,687.5**	**(26.9)**	**(7.3)**	**1,653.3**
E	PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES	**(47.3)**	**1.1**	**7.4**	**(38.8)**
	PROVISIONS FOR RISKS AND CHARGES	**(219.4)**	**(7.5)**	**(0.1)**	**(227.0)**
	PROVISIONS FOR CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(46.2)**			**(46.2)**
F	NET INVESTED CAPITAL	**1,374.6**	**(33.3)**	**0.0**	**1,341.3**
	Covered by:				
G	SHAREHOLDERS' EQUITY				
	Share capital	1,541.2			1,541.2
	Other reserves		(5.7)		(5.7)
	Reserve for contested liabilities convertible exclusively into share capital			238.9	238.9
	Retained earnings (Loss carryforward)		(32.6)		(32.6)
	Loss for the period	(166.8)			(166.8)
	Total	**1,374.4**	**(38.3)**	**238.9**	**1,575.0**
H	CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL	**238.9**		**(238.9)**	**0.0**
I	NET FINANCIAL ASSETS				
	Loans payable to banks and other lenders	10.5	5.0		15.5
	Cash and cash equivalents	(249.2)			(249.2)
	Total	**(238.7)**	**5.0**		**(233.7)**
L	TOTAL COVERAGE SOURCES	**1,374.6**	**(33.3)**	**0.0**	**1,341.3**

Comments on the Main IFRS/IAS Restatements Made to the Items in the Pro Forma Balance Sheet of Parmalat S.p.A. at December 31, 2004

The nature of the main restatements and reclassifications made to the pro forma balance sheet of Parmalat S.p.A. at December 31, 2004 is explained below.

Intangibles

The main reason for the restatement of 0.4 million euros is the derecognition of start-up and expansion costs and expenses incurred for research, advertising and packaging studies, which were deducted from shareholders' equity.

Property, Plant and Equipment

The restatement of 8.3 million euros reflects the recognition under this heading of assets held under finance leases. The reclassification of 21.6 million euros refers to items of property, plant and equipment held by the Bakery Division of Parmalat S.p.A. that have been earmarked as available for sale.

Non-current Financial Assets

The restatement of 29.1 million euros was booked to adjust the carrying value of the investment in Parmalat Holding Ltd. This adjustment was made to recognize the present value of future benefits under defined-benefit plans of the Group's Canadian subsidiaries, which caused a reduction in their shareholders' equity.

Available-for-sale Assets, Net of Related Liabilities

The reclassifications refer mainly to the non-current assets and inventories of the Bakery Division of Parmalat S.p.A., which totaled 21.6 million euros and 4.1 million euros, respectively. These amounts are net of the related liabilities, which include 1.2 million euros owed to employees and a provision for employee severance indemnities totaling 7.4 million euros.

Inventories

No restatements were required, as the valuation criteria used are consistent with IFRS guidelines. The main reclassification (4.1 million euros) concerns the inventories of the Bakery Division of Parmalat S.p.A.

Other Assets

This restatement refers to the costs incurred by Parmalat S.p.A. to list its shares (originally recognized as a prepaid expense). These costs were deducted from shareholders' equity by posting them to a negative reserve (other reserves).

Other Liabilities

The reclassification of 1.2 million euros represents indebtedness owed to employees of the Bakery Division of Parmalat S.p.A.

Provision for Employee Severance Indemnities

This restatement reflects the positive impact of the adoption of IAS 19 (1.1 million euros). Reclassifications of 7.4 million euros refer to the provision for employee severance indemnities of the Bakery Division of Parmalat S.p.A.

Provisions for Risks and Charges

The restatement of 7.5 million euros was made to account for the deferred-tax liability generated by the recognition of assets held under finance leases (1.2 million euros) and the establishment of a 6.3-million-euro provision booked to indirectly adjust the value of the investment in Parmalat Belgium. This provision was established to reflect a change in the value of the investment in Parmalat Pacific Holding, a subsidiary of Parmalat Belgium that leads the Group's Australian operations. The adoption of IAS 19, which requires recognition of the present value of future benefits under defined-benefit plans, caused a decrease in the shareholders' equity of the Australian subsidiary and, consequently, of that of Parmalat Belgium.

Shareholders' Equity

Shareholders' equity was restated by 38.3 million euros. A breakdown is as follows:

- A positive restatement of 2.8 million euros, which is the net result of a charge of 0.4 million euros for the derecognition of property, plant and equipment that offset in part the positive impact of the recognition of leased assets (2.1 million euros) and of the present value of future employee benefits (1.1 million euros);
- A negative reserve amounting to 5.7 million euros established to recognize the costs incurred by Parmalat S.p.A. to list its shares (originally recognized as a prepaid expense);
- A deduction of 35.4 million euros to adjust the value of the investment in Parmalat Holding Ltd. (29.1 million euros) and to establish a provision that indirectly restates the value of the investment in Parmalat Belgium (see comments on Non-current Financial Assets and Provisions for Risks and Charges).

The reclassification of 238.9 million euros refers exclusively to the establishment of a positive reserve of 238.9 million euros, called the Reserve for contested liabilities convertible exclusively into share capital, to which liabilities of that type were transferred.

Contested Liabilities Convertible Exclusively into Share Capital

These liabilities, totaling 238.9 million euros, were reclassified to shareholders' equity.

Loans Payable to Banks and Other Lenders

This restatement refers to finance leases totaling 5 million euros.

Parmalat Group

Pro Forma Consolidated Balance Sheet at December 31, 2004

(in millions of euros)		12/31/04	Restate-ments	Reclassi-ficationd	IFRS/IAS
A	NON-CURRENT ASSETS				
	Intangibles	1,517.3	(0.3)		1,517.0
	Property, plant and equipment	593.2	17.2	(44.6)	565.8
	Non-current financial assets	58.5	(1.0)	8.3	65.8
	Total	**2,169.0**	**15.9**	**(36.3)**	**2,148.6**
B	AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES			**40.1**	**40.1**
C	NET WORKING CAPITAL				
	Inventories	303.6		(4.1)	299.5
	Trade receivables	485.7			485.7
	Other assets	296.2	(6.0)	(8.3)	281.9
	Trade payables	(532.4)			(532.4)
	Other liabilities	(215.4)	(1.4)	1.2	(215.6)
	Total	**337.7**	**(7.4)**	**(11.2)**	**319.1**
D	INVESTED CAPITAL, NET OF OPERATING LIABILITIES	**2,506.7**	**8.5**	**(7.4)**	**2,507.8**
E	PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES	**(53.6)**	**(32.9)**	**(2.9)**	**(89.4)**
	Provisions for risks and charges	**(224.2)**	**(10.4)**	**10.3**	**(224.3)**
	Provisions for contested preferential and prededuction claims	**(46.2)**			**(46.2)**
F	NET INVESTED CAPITAL	**2,182.7**	**(34.8)**	**0.0**	**2,147.9**
	Covered by:				
G	SHAREHOLDERS' EQUITY				
	Share capital	1,541.2			1,541.2
	Reserve for contested liabilities convertible exclusively into share capital			238.9	238.9
	Other reserves		(5.7)		(5.7)
	Retained earnings (Loss carryforward)		(41.4)		(41.4)
	Loss for the period	(185.0)			(185.0)
	Minority interest in shareholders' equity	58.0			58.0
	Total	**1,414.2**	**(47.1)**	**238.9**	**1,606.0**
H	CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL	**238.9**		**(238.9)**	**0.0**
I	NET BORROWINGS				
	Loans payable to banks and other lenders	940.1	12.3		952.4
	Loans payable to Group companies	20.4			20.4
	Other financial assets	(0.4)			(0.4)
	Financial accrued income and prepaid expenses	(65.6)			(65.6)
	Cash and cash equivalents and financial accrued income and prepaid expenses	(364.9)			(364.9)
	Total	**529.6**	**12.3**	**0.0**	**541.9**
L	TOTAL COVERAGE SOURCES	**2,182.7**	**(34.8)**	**0.0**	**2,147.9**

Comments on the Main IFRS/IAS Restatements Made to the Items in the Pro Forma Consolidated Balance Sheet at December 31, 2004

The nature of the main restatements and reclassifications made to the pro forma consolidated balance sheet at December 31, 2004 is explained below.

Intangibles

The main reason for the restatement of 0.3 million euros is the derecognition of start-up and expansion costs and expenses incurred for research, advertising and packaging studies, which were deducted from shareholders' equity.

Property, Plant and Equipment

The restatement of 17.2 million euros reflects primarily the recognition of property, plant and equipment held under finance leases by Italian (15.4 million euros) and foreign (1.8 million euros) Group companies, with the offsetting entry posted to shareholders' equity.

The reclassification from Property, plant and equipment to Available-for-sale assets refers to certain items of property, plant and equipment held by the Venezuelan operations and by Clesa SA (23.0 million euros) and by the Bakery Division of Parmalat S.p.A. (21.6 million euros).

Non-current Financial Assets

The negative restatement of 1.0 million euros was required by the valuation at fair value of hedging financial instruments held by Parmalat Australia Pty (0.7 million euros) and the derecognition of actuarial gains on defined-benefit plans of Parmalat Dairy & Bakery (1.7 million euros). The offsetting entry was posted to shareholders' equity.

The reclassification of 8.3 million euros from Other assets to Non-current financial assets refers to the deferred-tax assets of the Australian subsidiary Parmalat Australia Ltd.

Available-for-sale Non-current Assets, Net of Related Liabilities

Reclassifications refer to assets held by the Venezuelan operations and by Clesa (23.0 million euros) and to non-current assets and the inventories of the Bakery Division of Parmalat S.p.A. (25.7 million euros), net of the liabilities of the Bakery Division of Parmalat S.p.A. (8.6 million euros), the amounts owed by this Division to its employees (1.2 million euros) and the Division's provision for severance indemnities (7.4 million euros).

Inventories

The reclassification of 4.1 million euros from Inventories to Available-for-sale non-current assets concerns the inventories held by the Bakery Division of Parmalat S.p.A.

Other Assets

The restatement reflects a decrease in the deferred-tax assets held by Latte Sole caused by a change in the method by which finance leases are recognized (0.3 million euros) and a different treatment of capitalized costs incurred to list the Company's shares (5.7 million euros). The listing costs were deducted from shareholders' equity.

The reclassification of 8.3 million euros concerns the deferred-tax assets of the Australian subsidiary Parmalat Australia Ltd.

Other Liabilities

The restatement of 1.4 million euros refers to the recognition of the actuarial loss incurred upon the termination of the employees of the Bakery Division, which was sold in 2005. The offsetting entry was posted to shareholders' equity.

The reclassification of 1.2 million euros represents indebtedness owed to employees of the Bakery Division of Parmalat S.p.A.

Provision for Employee Severance Indemnities

Reclassifications refer to held-for-sale liabilities of Parmalat S.p.A. (7.4 million euros) and include the reclassification from Provisions for risks and charges of provisions for pensions totaling 10.3 million euros.

The restatement of 32.9 million euros reflects the recognition of the present value of future benefits under defined-benefit plans. The offsetting entry was posted to shareholders' equity.

Provisions for Risks and Charges

Restatements comprise two items. The first refers to the recognition of deferred-tax liabilities that arise from a difference in the treatment of finance leases (1.4 million euros) and from the derecognition of actuarial gains on defined-benefit plans of the Canadian subsidiary Parmalat Dairy & Bakery (1.0 million euros). The offsetting entry was posted to shareholders' equity.

The second restatement reflects the foreign exchange translation losses attributable to Parmalat Africa Ltd (about 10 million euros). The offsetting entry was posted to shareholders' equity.

Reclassifications of 10.3 million euros refer to the reserves for pensions.

Contested Liabilities Convertible Exclusively into Share Capital

These liabilities, totaling 238.9 million euros, were reclassified to shareholders' equity.

Loans Payable to Banks and Other Lenders

Restatements totaling 12.3 million euros refer to the recognition of liabilities incurred under finance leases by Italian Group companies and, to a lesser extent, by foreign companies.

Report on Operations of the Parmalat Group

Foreword

Upon the approval of the Composition with Creditors (see Court Decision of October 1, 2005), the assets and liabilities of the 16 companies that were parties to the Proposal of Composition with Creditors were transferred to the Assumptor. The values used for transfer purposes were based on the asset "prices" set on January 1, 2004 (as shown in the Restructuring Plan approved on July 23, 2004 by the Ministry of Farming and Forestry Policies, acting in concert with the Ministry of Production Activities, as amended on February 18, 2005), offset by an equal amount of liabilities (as decreased by the claim reduction process), which were transformed into shareholder's equity upon distribution to the creditors of shares of stock in accordance with the recovery ratios listed in Chapter IV, Section 4.1.2.3, of the Prospectus. The changes to assets and liabilities that occurred during 2004 are reflected in the Assumptor's pro forma balance sheet at December 31, 2004, which is provided in Chapter IV of the Prospectus.

The Semiannual Report prepared in accordance with International Financial Reporting Standards (IFRS/IAS) includes the following:

- Report on Operations;
- Financial statements at June 30, 2005 of Parmalat S.p.A. (formerly Cimabue);
- Pro forma financial statements at June 30, 2005 of Parmalat S.p.A. (Assumptor) after assumption of the assets and liabilities of the 16 companies that were parties to the Proposal of Composition with Creditors;
- Pro forma consolidated financial statements at June 30, 2005 of the Parmalat Group after assumption of the assets and liabilities of the 16 companies that were parties to the Proposal of Composition with Creditors.

Each of the abovementioned financial statements includes the following:

- Balance sheet with comparative data at December 31, 2004 showing the changes that occurred during the first half of 2005 and the reasons for those changes;
- Income statement in a format that classifies costs by destination. The profit (loss) for the first half of 2005 is included in the Assumptor's shareholders' equity at June 30, 2005, together with the share capital and the profit (loss) for 2004, as it appears in the pro forma financial statements at December 31, 2004;
- Cash flow statement;
- Notes to the financial statements, which include a statement of changes in shareholders' equity.

Company and Group Highlights

(in millions of euros)	First half 2005	
	Group	Parmalat S.p.A.
SALES REVENUES	1,847.8	525.7
EBITDA	141.6	30.1
EBIT	104.9	16.2
INTEREST IN PROFIT FOR THE PERIOD	39.6	19.1
NET INVESTED CAPITAL	2,278.9	1,417.7
NET INDEBTEDNESS (FINANCIAL ASSETS)	585.6	(232.3)
SHAREHOLDERS' EQUITY	1,693.3	1,650.0
NUMBER OF EMPLOYEES	15,961	2,151
ROI	9.21%	2.29%
ROE	4.68%	2.32%

STOCK MARKET PERFORMANCE	Price		Volume (millions)
	Opening	Closing	
October 6	3.15	3.01	281.5
October 7	2.995	2.635	129.1
October 10	2.545	2.6	69.4

The 2004-2007 Industrial Plan

During the first half of 2005, the Extraordinary Commissioner continued to develop a Restructuring Program that complied with Article 54 of Legislative Decree No. 270/1999 and was consistent with the economic and financial restructuring guidelines provided in Article 27, Section Two, Letter b), of Legislative Decree No. 270/1999. The Program was filed with the Italian Ministry of Production Activities on June 21, 2004. It was approved by Antonio Marzano, Minister of Production Activities, acting jointly with Gianni Alemanno, Minister of Farming and Forestry Policies, on July 23, 2004, as amended in accordance with an application that the Extraordinary Commissioner filed with the Minister of Production Activities on February 19, 2005. On March 1, 2005, the Minister of Production Activities, acting in concert with the Minister of Farming and Forestry Policies, approved the abovementioned application.

The amendments to the Restructuring Program, which reflect changes that management made to the Industrial Plan based on the Group's performance in 2004, an analysis of the progress made in implementing scheduled projects and macroeconomic and external market factors that could not have been foreseen during the first half of 2004, did not alter the overall strategic growth guidelines, the identification of areas that require remedial action and of key projects, the Group's mission, nor the definition of its core businesses.

On March 15, 2005, the Industrial Plan was approved by the Board of Directors of the Assumptor, Parmalat S.p.A.

The steps taken during the first six months of 2005 produced the following results at the operational level:

- Continuation of the process of divesting noncore assets, with the twin goals of maximizing their value for the Parmalat Group and saving jobs;
- Completion of the management structure for the Group's corporate functions;
- Start and implementation of structural projects in the revenue and cost areas;
- Start of the implementation of corrective actions to improve the management control system of Parmalat S.p.A.;
- Development of systems and processes to support the operations of Parmalat S.p.A. (Assumptor).

At the Company level:

- Filing of an application requesting listing of the common shares and warrants of Parmalat S.p.A. on the online stock market organized and operated by Borsa Italiana S.p.A., which resulted in the listing of these securities in accordance with a communication issued by Borsa Italiana S.p.A. on May 9, 2005;
- Filing by Parmalat S.p.A. of an application to publish a prospectus in connection with an investment solicitation and listing of the common shares and warrants of Parmalat S.p.A., which was authorized by the Consob through Communication No. 5038655;
- Completion of the mutual recognition process;
- Start of the vote on the Proposal of Composition with Creditors on June 26, 2005.

The main characteristics of Parmalat's Industrial Plan are summarized on the following pages.

The Industrial Plan is designed to restructure and develop the activities of the Group, which it views as a going concern, and to strengthen the Group's operations. The Plan's goal is to raise the Group's profitability to the level of its top industry competitors by: 1) identifying those operations that constitute the Group's core businesses and, over the short term, divest those companies and assets that are not strategically necessary for the Group's future industrial development; 2) defining structural revenue and cost improvements that can improve profitability; 3) identifying and exploiting opportunities for the Parent Company to use its management, guidance and control authority to develop Group-wide synergies. The objective of the Group's management is to create a centrally coordinated Italian food group with a multinational strategy and shareholder value as its primary goal.

In keeping with the mission defined in the letter from the Board of Directors and the need to operate more efficiently, management has selected the Parmalat Group's core businesses and countries. These selections were made according to the following criteria:

- Satisfaction of operating and financial performance requirements by each company and country;
- Suitability of the markets for implementing Group strategies;
- Conformity of products and business operations with the Group's mission;
- Streamlining of the brand portfolio.

Markets

In geographic terms, the strategy is to concentrate the presence of the Parmalat Group in markets where:

- The growth potential is attractive;
- The Parmalat and Santàl brands are strong;
- The macroeconomic scenario is promising;
- Other Group brands are strong in terms of market position, consumer identification and image.

Product Portfolio

The product portfolio has undergone a complete overhaul designed to focus the manufacturing operations on those product categories that the Parmalat Group views as having core value, meaning that they are consistent with a strategy that emphasizes developing products with a high value added that can improve consumer wellness.

The core product categories are dairy and fruit-based beverages and milk products with clearly defined functional attributes.

I. Beverages:

- Milk: leadership in all segments with a high value added (fresh, extended shelf life (ESL), long shelf life (UHT), functional products);
- Fruit beverages.

II. Functional fresh dairy products (derived from functional milk):

- Yogurt and probiotic products;
- Cream-based white sauces, light cheese ("modern" cheese), light desserts.

Brand Portfolio

The growth strategy that the Parmalat Group pursued in the past, which was mainly growth through acquisitions, and the lack of centralized coordination produced a plethora of brands, some relatively strong and others with limited strategic value for the Parmalat Group.

Consequently, the process of redefining the Group's businesses required a drastic streamlining of the portfolio of brands belonging to the Parmalat Group. The Group's goal is to reduce the number of brands that it uses in the marketplace from more than 130 to about 30, focusing on those that identify the Group's core businesses.

The Parmalat Group recently carried out a quantitative study (Brand Awareness 2004, Ipsos Explorer Omnibus Multi-Country) for the purpose of making a final selection and determining the value of its brands.

The surviving brands can be divided into three groups, according to how they fit into the Group's strategy:

Global brands, which are used in all core countries and are at the heart of the Parmalat Group's strategy of achieving profitable growth:

- Parmalat, the flagship brand in the market for milk and functional dairy products;
- Santàl, the brand that will drive the Group's growth in the fruit beverage market.

International brands, which are strong in regional markets and offer the Group's core businesses growth opportunities in international markets or segments with a high value added:

- Zymil (highly digestible milk), Chef (cream-based sauces), Kyr (probiotic dairy products), Sensational Soy/Soy Life (soy-based beverages), Ice Break/Rush (pioneer brand among dairy products that provide an alternative to conventional soft drinks);
- Innovative projects: Jeunesse (a line of cross-category products based on antioxidants that prevent cell aging).

"Local jewels," which are brands that are particularly strong in one geographic area in terms of market share, customer recognition, image, profitability and staying power. These brands are a resource of fundamental importance that can generate the cash flow needed to support global and international brands. A few examples are:

- Italy: Berna, Centrale Latte Roma, Lactis, Sole;
- Spain: Clesa, Cacaolat, Royne;
- Portugal: Ucal;
- Canada: Astro, Lactantia, Black Diamond, Cheestrings;
- Australia: Pauls, Vaalia, PhysiCAL;
- Africa: Simonsberg, Melrose, Bonnita;
- South America: Frica, La Campina.

The Parmalat brand will be used increasingly for new product launches in segments with a high value added and will be introduced gradually, as a flagship name, to support local brands with the best growth potential, highest customer recognition and strongest presence in local markets. In addition, the Parmalat brand could be used to exploit opportunities, which will be assessed on a case-by-case basis, to relaunch and reposition upmarket brands that are currently weak or underperforming.

Defining the Scope of the Group's Operations

Consistent with the brand selection, the scope of the new Group's operations will include the following countries and businesses:

- Italy (through the following operating companies: Parmalat S.p.A., Centrale del Latte di Roma S.p.A. and Latte Sole S.p.A.);

- Rest of Europe: Spain, Portugal, Russia and Romania;
- Canada;
- Australia;
- *South Africa (and operations in Zambia, Swaziland, Mozambique and Botswana);*
- Latin America: Venezuela, Colombia, Cuba and Nicaragua. The Group's presence in Latin America, historically a highly complex and risky region, will be cut back significantly. A presence will be retained only in a few countries where the Group has a strong leadership position in key segments (milk and dairy products) with its strongest brands (Parmalat and Santàl) and is enjoying and expects to enjoy a high level of profitability. The overall strategy for this region will undergo further review as the Industrial Plan is implemented.

Given this approach, the noncore operations of the Parmalat Group have been so designated because they do not play a role in the achievement of the mission described above, either for industrial or strategic reasons (e.g., the type of business they engage in or their market or geographic position), or because they do not have a place in the Industrial Plan due to the nature of their assets or financial position, even though the businesses they operate are, in principle, attractive.

Markets and Products

Food Market Outlook

The outlook for the global food market is quite challenging, with many of the main categories in a holding pattern due to the uncertainty that consumers are experiencing as a result of political tensions and the continuing threat of terrorism. More specifically, in Italy the overall growth rate in revenue terms (using data comparable with those of the same period in 2004), which had been a promising +3.8% in the December-January and February-March 2005 periods, slowed to a modest +1.1% during the April-May 2005 period. In Canada, the base milk market showed a year-over-year decrease in unit sales of 2% for the 12 months ended in June 2005 (Source: ACNielsen) compared with the previous 12-month period, but shipments were up 5% in the premium milk segment. In Venezuela, unit sales of yogurt for the first half of 2005 were down 1% compared with the same period in 2004 (Source: estimates provided by the Business Unit's managers).

In Italy, the market continued to be affected by a lack of consumer confidence, with an attendant contraction of the propensity to consume (ISAE data), *caused by the transition to the new currency and the perception of* increased pressure on spending budgets, which produced a change in consumer purchasing habits.

The result was the growing use of discount channels (in Italy, for example, ACNielsen found a 13.5% increase in total food purchases during the 12 months ended in the April-May 2005 period). At the same time, distributors are becoming increasingly aggressive. In Italy, for example, distributors are forced to offer constant sales promotions to attract consumers and encourage them to buy (ACNielsen has found that promotions now account for 30% of total unit sales in Italy).

There are exceptions to these generally sluggish market conditions. In Spain, for example, demand for all food items and beverages was up 6.8% in the first half of 2005 (+8.7% in revenue terms), compared with the previous year (Source: IRI, total GDO).

Principal Demand and Growth Trends

The outlook for the future is shaped by trends that, in contrast with those prevailing today, point to a more positive scenario.

More specifically, while it is true that the global Packaged Foods market is a defensive business, impacted only minimally by changes in the economic cycle, and has reached a mature stage, with standard growth rates (CAGR of 3.5% in the last four years; Source: Datamonitor), niche markets with attractive growth opportunities, such as functional foods, are still available. The functional food market, valued at US$44 billion in 2003 (Source: Datamonitor), is growing at a faster pace (historical CAGR of 8.2% and CAGR of more than 10% for the dairy and beverage segments).

GLOBAL FUNCTIONAL FOOD MARKET REVENUES IN BILLIONS OF US$



CAGR: 7%
CAGR: 8.2%
30
31
34
35
39
44
48
52
56
59
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

2003 REVENUES PER SEGMENT OF GLOBAL FUNCTIONAL FOOD MARKET IN BILL. OF US$



CAGR '98-'03 (%)
Bakery & Snacks
7.8
5.8%
Dairy
10.2
10.4%
Beverages
26.1
10.9%
Total
44.1
9.8%

Source: Datamonitor

A survey conducted by Reuters entitled "New Product Development Strategies in Food 2007" has shown that the segments of the market that are expected to experience the strongest growth in product development are functional products (34%), light/low-fat products (31%) and premium products (22%).



FI.5
Which segments of the market do you think will experience strongest growth in NPD over the next five years?
? HELP
functional
34%
premium
22%
low fat
31%
organic
13%
SOURCE: NPD Strategies Survey August 2002

Those products that combine specific functional advantages in terms of enjoyability, convenience and practicality of use, and most importantly, "sensorial" features and benefits will be most successful (Datamonitor: "Changing Needs in Functional Food and Drinks," December 2003).

The other main consumption trends that will shape and condition performance and growth in the global food markets are (Sources: Reuters: "Business Insight Consumer Goods Future Breakfast Solutions," 2002; Reuters: "New Product Development Strategies in Food 2007," September 2002; Datamonitor: "Global Consumer Trends," July 2004):

- The aging of the population and the resulting health issues relating to nutrition, the search for appropriate diets and the use of nutrition as a preventive tool. The Parmalat Group is centrally coordinating its operations in various regions of the world to develop a range of functional products that are sufficiently diversified to meet the needs of local populations. In the West, the focus will be on light functional products (e.g., Jeunesse Project), while in the developing countries, the Group will be creating and testing the feasibility of projects to deliver proper nutrition (vitamins, proteins, calcium, sugar).
- Attention to diets and nutrition in general in response to the growing problem of obesity. In this area, the Parmalat Group is focusing the innovation strategy that it is pursuing in its core Western markets on light products that contain a balanced percentage of fat, sugar and lactose (e.g., Zymil).
- Meal fragmentation: It has been estimated that by 2008, there will be 16.2 million more annual occasions of food consumption outside meals than in 2003 in the United States and 10 million more in Europe (Source: Datamonitor: "Mealtime Behaviors and Occasions 2004," August 2004).
- Demand for services, resulting from the fragmentation of meals and the need to rely increasingly on others for the preparation of meals due to lack of time and increased stress.
- Quest for sensorial gratification, as the desire for new experiences and exposure to new cultures leads consumers to seek specialty foods and products that address emotional needs; eating pleasure defined as product sensory richness (creaminess, aroma, color).
- Boom in eating out: in Italy today, eating out accounts for almost 35% of the total food market, and this percentage is projected to rise to 55% by 2014 (Source: Nielsen/Istat).

Product Performance

Against a backdrop of increasingly challenging and competitive markets and the rise of new consumption trends, the Parmalat Group has often been able to achieve excellent results and consolidate its position in key categories.

In Italy, the Parmalat Group is the leader of the UHT milk market, garnering a revenue market share of 32.7% in 2005 (Source: ACNielsen, revenue market share for Italy excluding warehouse/price clubs, 12 months ended June-July 2005). In South Africa, the Group has confirmed its leadership position in the markets for UHT milk, with a 30% share, and cheese, with a 32% share (Source: Bureau of Market Information SA, 12 months ended in July 2005). In English-speaking Canada, Astro brand yogurt retains market leadership with a share of 28.4%, thanks to growth of 10%, compared with a market average of 7% (ACNielsen, 12 months ended in June 2005, compared with the same period a year earlier).

Consumer-oriented Activities of the Group

The Group is implementing a series of initiatives to coordinate the marketing programs that, according to its Industrial Plan, it intends to implement in the core countries. These programs range from developing a new corporate identity to harmonizing the graphic design of its global Parmalat and Santàl brands. The Group

has selected from its portfolio of brands those that offer the greatest potential, dividing them into three categories: global brands (Parmalat and Santàl), international brands and "local jewels." As part of this effort, the Company asked Ipsos Explorer to carry out a multicountry survey (May-July 2004) to assess the name recognition of the Group's brands. The results were extremely positive both for global and local brands: in Canada, both Lactantia and Beatrice had the highest suggested name recognition of the milk segment (64%), with Parmalat a close second (58%); in Australia, Soy Life came in at 78%, followed by Pauls with 74%; in Portugal, Santàl scored 85%; and Long Life was ranked at 97% in South Africa. In view of these findings, the Group intends to pursue the dissemination of its global brands and the harmonization of its brands in the various countries in a manner that fully respects the strength of local brands. The Group is also taking, in accordance with the timelines provided in its Industrial Plan, steps designed to reduce the complexity of its recipes, catalog listings and products, while at the same time protecting such essential tools for future growth as long-term innovation and consumer communications.

Operating Performance – Assumptor Group

a) The Group

In the first half of 2005, the Parmalat Group reported consolidated net revenues of 1,881.7 million euros, or 2.3% more than the 1,839.0 million euros booked in the same period last year (restated pro forma data). EBITDA were also up, rising to 141.1 million euros, for a gain of 17.9 million euros compared with the 123.2 million euros earned in the first six months of 2004. As a result, the ratio of EBITDA to revenues improved from 6.7% to 7.5%.

These figures do not reflect writedowns of current assets, depreciation and amortization or other additions to provisions.

Operating Highlights of the Parmalat Group at June 30, 2005

Amounts in millions of euros	Revenues		EBITDA		as a % of revenues	
	Previous year	Current year	Previous year	Current year	Previous year	Current year
Continuing Operations	**1,806.6**	**1,847.8**	**130.4**	**141.6**	*7.2*	*7.7*
Discontinuing Operations	**32.3**	**33.9**	**(7.2)**	**(0.5)**	*(22.3)*	*(1.5)*
Total	**1,839.0**	**1,881.7**	**123.2**	**141.1**	*6.7*	*7.5*

At 1,847.8 million euros, revenues from continuing operations were up 2.3%, compared with the 1,806.6 million euros reported in the first half of 2004. EBITDA grew at a faster rate, rising from 130.4 million euros (7.2% of revenues) to 141.6 million euros (7.7% of revenues).

An analysis of the overall results for the first six months of 2005 shows that revenues were down about 6.7% in Europe (excluding Italy) and about 13.8% in Central and South America, but increased in all other geographic regions. The best gains were recorded in North America (+8.2%) and Africa (+13.7%), followed by Australia (+5.3%).

Operating Highlights of the Parmalat Group by Geographic Region at June 30

Amounts in millions of euros	June 2004			June 2005		
	Revenues	EBITDA	as a % of revenues	Revenues	EBITDA	as a % of revenues
Italy	**614.6**	**43.0**	7.0	**610.6**	**42.2**	6.9
Europe excl. Italy	**178.0**	**14.7**	8.2	**166.1**	**16.1**	9.7
North America	**557.6**	**35.6**	6.4	**603.4**	**44.7**	7.4
Central and South America	**150.3**	**5.7**	3.8	**129.5**	**11.9**	9.2
Australia	**182.6**	**13.8**	7.6	**192.2**	**16.5**	8.6
Africa	**131.2**	**10.6**	8.1	**149.1**	**15.7**	10.5
Minor and dormant companies and holding company overhead	**2.4**	**(7.3)**	n.m.	**0.5**	**(7.6)**	n.m.
Adjustm. and elimin.	**(10.1)**	**14.3**	n.m.	**(3.6)**	**2.2**	n.m.
Total continuing operations	**1,806.6**	**130.4**	7.2	**1,847.8**	**141.6**	7.7

A breakdown of operating data by Division shows revenue increases for the main product categories, with gains of 1.0% and 7.2%, respectively, for Milk and Fresh Dairy.

All of the Group's Divisions, with the exception of Other Products, increased their return on sales. In total, this measure of profitability improved by 0.5 percentage points.

Operating Highlights of the Parmalat Group by Product Division

Amounts in millions of euros	June 2004			June 2005		
	Revenues	EBITDA	as a % of revenues	Revenues	EBITDA	as a % of revenues
Milk Division (*)	**1,039.1**	**75.2**	7.2	**1,049.0**	**80.4**	7.7
Produce Division (**)	**128.2**	**8.0**	6.2	**125.3**	**12.9**	10.3
Fresh Dairy Div. (***)	**536.1**	**31.5**	5.9	**574.5**	**41.2**	7.2
Other Products Div.	**103.3**	**15.8**	15.3	**98.9**	**7.1**	7.1
Total continuing operations	**1,806.6**	**130.4**	7.2	**1,847.8**	**141.6**	7.7

Note: (*) milk, cream and béchamel. (**) mainly fruit juices. (***) yogurt, desserts and cheese.

b) Regions of Operation

Italy

In the first half of 2005, revenues totaled 610.6 million euros, down slightly from the 614.6 million euros reported in the same period last year (-0.7%).

EBITDA decreased from 43.0 million euros in the first six months of 2004 to 42.2 million euros in the same period this year. The return on sales was virtually unchanged (-0.1 percentage points).

Food Market Scenario

An economic crisis, an increase in the cost of utilities and public services, and new consumer needs drastically reduced the ability of households to purchase consumer staples, which had a major impact on the food market.

This environment produced an increased focus on and preference for heavily discounted product promotions. These developments favored large store chains (to the detriment of traditional retailers) and discounters, as these channels continued to attract an increasing number of consumers, including medium- and high-income shoppers.

However, consumers continued to show an interest in innovative products, particularly those that can improve health or physical appearance.

Activities Carried Out by the Parmalat Group

During the first half of 2005, the Group continued to work on making its products more appealing to consumers and on differentiating them from those of its competitors, with the goal of increasing sales and improving its bottom line.

In the UHT milk market, the Group focused on improving its sales mix by increasing its distribution, promotion and advertising efforts in the area of specialty milks (Zymil in particular) and milk sold in HDPE bottles.

The strategy pursued with regard to conventional milk was to balance the two objectives of market share and profitability and to refuse to follow competitors in stepping up sales promotions and thereby avoid the resulting negative impact on profitability.

In the fresh milk market, the first phase of the Fiore della freschezza (Flower of Freshness) project got under way in the first half of 2005. The purpose of the project is to "federate" under a single image (i.e., the Parmalat logo) all of the local brands that the Group uses today, with the exception of Centrale del Latte di Roma and Latte Sole. This initiative required major investments in listing and consumer promotion activities carried out through television commercials and print advertisements and included the launch of a point-award program.

The federated products were well received by consumers, and sales exceeded expectations. There were difficulties in convincing some large chains to include them on their shelves, but these issues should be resolved later this year. When the second phase gets under way this fall, the project will enable the Parmalat Group to have a single, readily identifiable image in the Italian market for fresh milk.

In the fruit juice market, the focus was on developing a better-defined product range and improving product positioning.

A new line called Jeunesse, which encompasses the milk, fresh juice, yogurt and dessert product families, was launched in the first half of 2005, with special attention being paid to holding down purchasing and operating costs and overhead.

UHT Milk

During the first half of 2005, unit sales and sales revenues held relatively steady in the market for UHT milk (compared with the same period in 2004), as higher sales of specialty milk and lactose-free milk offset a decrease in demand for whole milk and skim milk.

Cumulative data through June 2005 for retail chains confirm that the Parmalat Group performed well, improving the revenue market share of the Parmalat brand and of the other Group brands.

Parmalat's gain in revenue market share (+0.4 percentage points) reflects the outstanding performance of the products with the most value added: regular milk sold in bottles (revenue share up 0.6 percentage points) and specialty milks (revenue share up 0.8 percentage points). These gains were made possible by growing demand for Zymil (unit sales up 17.5% year-over-year in the first half of 2005), which consolidated its leadership position among lactose-free brands, the segment of the UHT milk market with the highest growth rate (Source: Nielsen S+I+LS, Cumulative through June 2005).

It is important to note that these results were achieved despite using significantly less promotional pressure than the Group's leading competitors.

Consumer surveys also provided positive indications, with a large increase (+9%) over the short term in the number of households that buy the Parmalat brand and the average consumption per household holding steady (Source: Nielsen HomeScan, 12 weeks ended in May 2005).

Fresh Milk

The data for this market are difficult to collect, since there are no systems in place to monitor conventional retailer and alternative channels (coffee bars and milk shops), which are widespread in Central and Southern Italy, where the Group has a particularly strong presence.

Purchases in chain stores have been growing rapidly (+10% during the first half of 2005), probably to the detriment of other sales channels, since overall demand is assumed to be relatively weak.

Thanks to the new strategy it implemented during the first six months of 2005, Parmalat was able to stabilize its market share after years of steady erosion.

In addition, unit sales were penalized by a cost-driven increase in list prices, which Parmalat implemented ahead of its competitors.

UHT Cream

The market contracted slightly in revenue terms, even though unit sales increased slightly.

Cumulative data through June 2005 for the retail chain channel indicate that the Parmalat Group remained the unchallenged leader in revenue terms. Its Chef brand continued to command a market share in excess of 30% and faced no meaningful competitors, except for store brands, which continue to enjoy short-term and long-term growth (Source: Nielsen S+I+LS, Cumulative through June 2005).

Béchamel

This market has been growing in revenue terms and even more impressively in volume terms.

An analysis of cumulative market share through June 2005 for the retail chain channel (Source: Nielsen S+I+LS) shows that the Parmalat Group strengthened its leadership position, increasing its market share during the period not only for its top brand (Chef), but also for its lesser brands, the best performer of which was Optimum.

The market share of store brands was little changed, and the share of other competitors was negligible.

Yogurt

The yogurt market held relatively steady in revenue terms, even though unit sales were up modestly. The number of households that bought yogurt increased slightly (+4.0%; Source: Nielsen Homescan, June 2005), but there was no significant change in average purchases.

The performance of the different market segments was uneven: demand was up strongly in the health segment (thanks mainly to Danone Activia) and in the dual-use and in the smoothies segment; unit sales of low-fat yogurt held steady; but shipments of regular yogurt, the market's mainstay, plummeted.

During the first half of 2005, the overall revenue market share of the retail chain channel held by the Parmalat Group never fell below the level of 2004, except for a dip in May, when Yogurt 0.1 was replaced with Jeunesse, that was made up in June. The Parmalat brand turned in a positive performance, thanks to its position as a quality product at an affordable price, as did the KYR premium brand, after being relaunched in September-October 2004 (Source: Nielsen S+I+LS, Cumulative through June 2005).

Fruit Beverages

During the first six months of 2005, this market contracted sharply in terms both of revenues and unit sales.

Two major developments increased competitiveness in this market and caused a decrease in retail prices (-6.1% compared with the first half of 2004):

- A rise in promotional intensity, which increased by 3 percentage points, mainly on the part of historical brands (Source: IRI ISS, Cumulative through June 2005);
- Development and launch by the Group's main competitors of products sold in large-size containers (both cardboard packs and PET bottles), which were positioned in the medium-to-low sections of the price spectrum.

Consistent with its position as a premium-price product, Santàl supported its brand image with appropriate advertising and promotional campaigns that focused on strategic products and package sizes, refusing to join in the market rush to step up promotional programs.

The percentage of Santàl unit sales shipped as a result of promotion was lower than the market average and significantly less than that of key competitors. As a result, Santàl's overall revenue market share was about the same as in the first six months of 2004 (11.4%; Source: IRI ISS, Cumulative through June 2005), with sizable revenue gains posted for specific package sizes.

Desserts

Demand was relatively steady, with a slight upward bias both in revenue and unit sale terms (Source: IRI ISS, Cumulative through June 2005).

Higher sales of specialty products was the main reason for this positive performance, offset in part by weak demand for custards and fruit mousse.

In the supermarket chain channel, Parmalat's competitive position deteriorated slightly during the first half of 2005, particularly over the short term, due to lower sales of Malù branded products (Malù strawberry was discontinued and replaced with a Jeunesse product).

Jeunesse

The roll-out of the multi-segment Jeunesse line started in April, one month behind schedule due to technical problems, and the distribution phase is now in full swing. Early indications are encouraging, particularly for yogurt (despite weakness in the low-fat segment) and juices, which appear to be enjoying strong sales momentum (sales doubled from May to June). An aggressive communication campaign, which started with a

first major run between mid-May and the end of July (a total of more than 2,600 GRPs), resumed at the end of August and continued through the middle of September, coinciding with the achievement of optimum distribution coverage. At the same time, between June and September, the Group carried out a substantial advertising campaign in women's magazines.

Revenue Market Shares of the Parmalat Group in Italy at June 30, 2005

Market Segment	Brand	Revenue Market Share
UHT milk	**Parmalat Group** ***Parmalat Brands***	**31.5%** **25.5%**
Pasteurized fresh milk	**Parmalat Group**	**25.9%**
UHT cream	**Parmalat Group**	**32.6%**
UHT béchamel	**Parmalat Group**	**44.7%**
Yogurt	**Parmalat+Kyr**	**6.5%**
Fruit beverages	**Santàl**	**11.4%**

Source: Nielsen Scantrak, IS+LS; IRI Infoscan ISS

The Group's continuing operations include Italcheese, a company whose main business is to market Parmigiano Reggiano, Grana Padano and smaller quantities of Pecorino and other DOP cheeses in Italy and abroad.

The performance of the Group's operations in other major markets are reviewed below.

<u>Spain</u>

In the six months ended June 30, 2005, net revenues decreased to 109.1 million euros, or 4.2% less than in 2004, when net revenues totaled 114.3 million euros.

At June 30, 2005, cumulative EBITDA amounted to 8.5 million euros, a gain of 0.6 million euros compared with a year earlier. The ratio of EBITDA to revenues improved from 7.0% to 7.8%.

The start of promotional and advertising campaigns for products that are traditionally affected by seasonal factors (e.g., flavored milk beverages) and products that are being launched or repositioned (e.g., Santàl Top fruit juices and Active Soja) produced a significant increase in unit sales. A decrease in unit sales of other products (caused by aggressive price competition and a decision by retail chains to favor local brands) is the reason for the overall decline in revenues

The Group's Spanish operations are still faced with the challenge of an extremely competitive market environment (particularly for yogurt and desserts) and an overall decrease in consumer demand.

Portugal
In the first half of 2005, revenues decreased to 32.9 million euros, or about 10% less than in the same period last year (43.9 million euros). EBITDA were also down, decreasing from 4.6 million euros at June 30, 2004 to 3.4 million euros this year.

There are several factors behind this decrease:

- A sharp decline in the Group's unit sales of milk caused mainly by aggressive pricing on the part of the other market players. Only UCAL chocolate milk and the Ucal São Lourenço milk bucked this trend;
- A contraction of about 5% in the market for noncarbonated beverages and of 11% in demand for carbonated beverages, which coincided with a strong promotional and advertising push by the main market competitor.

To support sales, the Group stepped up its promotional, advertising and discounting activities, which had a negative impact on product profitability.

The Santàl Top line, which includes three combined flavors (pineapple with citronella grass, green apple with eucalyptus, and peach/lemon with ginseng), was launched in April and May.

Russia
Revenues totaled 19.1 million euros in the first six months of 2005, a gain of 16.2 million euros (+18%) compared with the same period last year.

First-half EBITDA grew both in absolute terms (from 1.7 million euros in 2004 to 2.6 million euros in 2005) and as a percentage of revenues (from 10.5% to 13.7%).

The average ruble/euro exchange rate deteriorated slightly (-1.8%) during the first six months of 2005.

The positive operating performance of the Russian operations was made possible by a significant increase in total unit sales. More specifically:

- Higher sales of milk and dairy products in general, particularly pasteurized milk (unit sales +23% compared with 2003), UHT milk (unit sales +21%), UHT cream (unit sales +35%) and cheese (unit sales +13%), made possible by the increased penetration achieved by the distribution network and new contracts signed with large customers;
- Moderate growth enjoyed by the yogurt (unit sales +5%) and fermented milk (unit sales +1%) operations compared with 2004;
- A healthy gain by the fruit juice operations (unit sales +17.6%), as the trend that started a few months earlier continued. This increase was made possible by the improved packaging adopted for Santàl, which made it possible to launch this product in the premium segment, as the Industrial Plan required.

The streamlining of the Russian operations' organization, which got under way in 2004, is starting to produce the expected benefits.

Romania

In the first half of 2005, revenues totaled 5.0 million euros, or about 40% more than the 3.6 million euros booked in the same period last year. EBITDA grew from 0.6 million euros in the first six months of 2004 to 1.5 million euros in the same period this year.

Several factors are responsible for the gain in revenues:

- Increased market demand;
- Revaluation of the local currency (leu) versus the euro (about 9.8%);
- Strong growth in sales of products distributed in glass bottles, made possible by a restyling launched in the third quarter of 2004, produced its greatest benefits in the first half of 2005;
- Increased distribution, compared with the first six months of 2004, of products imported from Italy, such as the Latte Prima Crescita milk for infants.

A drastic reduction in purchasing costs (inventory and shipping costs) and overhead also helped boost EBITDA.

South Africa

In the first six months of 2005, net revenues increased from 113.1 million euros to 134.4 million euros (+18.8%) and EBITDA jumped 46.2%, rising from 9.3 million euros (8.2% of revenues) to 13.6 million euros (10.1% of revenues).

Rising demand from consumers concerned with quality and wellness, who were responding to a timely increase in advertising and promotional investments; gains in production efficiency; and the steadily expanding coverage of the distribution network caused unit sales to grow in the first half of 2005 (pasteurized cream was the sole exception) compared with the same period last year.

A reduction in overhead was also a positive factor, and market share was up in the fruit juice, yogurt and cheese segments.

Other African Countries

The Group's operations in the rest of Africa posted higher aggregate revenues and EBITDA, thanks to greater integration and coordination with their South African sister company.

Venezuela

Even though revenues decreased to 70.4 million euros (74.8 million euros in the first six months of 2004), the profitability of the Venezuelan operations improved dramatically during the first half of 2005. EBITDA rose both in absolute terms (from 2.1 million euros to 6.2 million euros) and as a percentage of revenues (from 2.7% to 8.9%).

While unit sales were down overall compared with the previous year, a shift in the sales mix helped contain the decline in revenues. A reduction in raw material costs and overhead, and the successful streamlining of the product line account for the improvement in profitability. However, promotional expenses were higher and the Bolivar lost significant value versus the Group's reporting currency (-17.7% compared with the average exchange rate for the first six months of 2004).

Colombia

At 45.9 million euros, revenues for the first half of 2005 were almost 20% higher than the 38.3 million euros booked in the first six months of 2004. Over the same period, EBITDA grew 44%, rising from 3.4 million euros in 2004 to 4.9 million euros in 2005.

The key developments that affected the performance of the Colombian operations in the first half of 2005 include:

- An across-the-board increase in sales prices, supported by aggressive advertising campaigns that increased unit sales;
- Efficiencies generated by streamlining the product portfolio;
- Savings in milk transportation costs made possible by moving part of the production to the area where products are sold (new Cali plant);
- A reduction of overhead.

Canada

In the first six months of 2005, revenues increased to 603.4 million euros, or 8.2% more than the 557.6 million euros booked in the same period last year, due mainly to a more favorable sales mix and higher sales prices.

EBITDA were also up, rising from 35.6 million euros to 44.7 million euros (+25.4%). As a result, the ratio of EBITDA to revenues improved from 6.4% to 7.4%.

The positive trend that started in 2004 continued, with unit sales holding steady in all product categories while the Group's policy of increasing efficiency by reducing manufacturing costs and overhead continued to have a positive impact on overall profitability. More specifically, the ratio of overhead to revenues declined by about 0.5 percentage points.

The Canadian dollar appreciated versus the euro during the first six months of 2005, with the average exchange rate rising by 3.3% compared with the same period in 2004.

Nicaragua

In the first half of 2005, revenues decreased to 12.6 million euros, or 4.3% less than the 13.2 million euros reported at June 30, 2004.

At the same time, EBITDA were sharply higher, jumping from 0.6 million euros (4.8% of net revenues) at June 30, 2004 to 1.6 million euros (12.8% of net revenues) at June 30, 2005, due mainly to a more favorable sales mix.

Cuba

Two very strong hurricanes had a negative impact on plantation crops, causing sales to plummet in the first half of 2005. Revenues totaled 0.5 million euros, less than one-third of the amount booked in the first half of 2004.

EBITDA decreased from 1.7 million euros at June 30, 2004 to -0.3 million euros at June 30, 2005.

As a result of the hurricanes, the price of juice concentrate increased dramatically, enabling the Cuban operations to cover their overhead and maintain their return on sales percentages.

Australia

Revenues for the first six months of 2005 grew to 192.2 million euros, up from 182.6 million euros in the first half of 2004. EBITDA were also up, rising both in absolute terms (from 13.8 million euros to 16.5 million euros) and as a percentage of revenues (from 7.6% to 8.6%).

Higher unit sales (especially of pasteurized milk and yogurt) and a shift in the sales mix contributed to these improved results. At the same time, the launch of new streamlining projects (closure of two production facilities, exit from unprofitable product areas and markets, and divestiture of nonstrategic assets such as a Coca-Cola bottling franchise) offset the negative impact of higher prices paid for milk and packaging materials during the first half of 2005.

There was no significant difference between the average exchange rates for the first six months of 2005 and 2004.

Other, Smaller Markets

This area includes businesses operating in Mexico and Ecuador. These operations contributed virtually nothing to the Group in the first half of 2005, since the Mexican businesses were sold and the local companies are being liquidated.

In Ecuador, the Group suspended all industrial and commercial activities until an industrial and financial plan is finalized.

Discontinuing Operations

The discontinuing operations include the bakery business (snacks, pastries, cookies and bread products) and the distribution of tomato-based products. In the first six months of 2005, these operations booked revenues of 33.9 million euros, or 4.9% more than in the same period in 2004 (32.3 million euros).

EBITDA followed the same trend, improving by 6.7 million euros (from a loss of 7.2 million euros at June 30, 2004 to a loss of 0.5 million euros this year) thanks to the positive impact of restructuring programs and a streamlined product line.

Financial Performance

The financial activities carried out during the first half of 2005 were designed to achieve the following objectives, which are consistent with the Group's Restructuring Program:

1. Refinance indebtedness in certain countries;
2. Monitor and contain borrowings;
3. Balance financial risks fairly;
4. Secure the requisite surety coverage.

The renegotiation of existing indebtedness that was completed during the first six months of 2005 concerned mainly the Australian operations and the Portuguese company.

The indebtedness of the Australian companies was refinanced with a syndicated loan that was provided by Australian and international banks. It matures in 2008. The refinancing process resulted in the replacement of the guarantees provided by the Parent Company with the collateralization of local assets. The Portuguese company reduced its debt exposure through a settlement with a bank and, in August 2005, signed a contract to refinance its indebtedness with a syndicated loan, which matures in 2010, that was provided by local banks. In this case as well, the remaining guarantees provided by the Parent Company were replaced with local collateral.

Negotiations are currently in progress to refinance the Russian companies and restructure the indebtedness of Group companies in Venezuela and Ecuador. In Italy, the medium- and long-term indebtedness of Latte Sole has been stabilized.

Renegotiation agreements call for the restructured indebtedness to be denominated in each company's local currency or in the currency in which the company reports its revenues.

The table on the following page provides a breakdown by country of the indebtedness, stated in local currencies, owed by the Group to outside lenders (net of financial assets). As the table shows, the Group's indebtedness has held steady or decreased slightly compared with December 31, 2004.

The decision to use the local currency for refinancing or debt restructuring transactions automatically entails the elimination of currency risk for the local operations and, consequently, the risk of fluctuation in their operating performance due to changes in the exchange rate between the euro and the local currency. This decision does create the possibility of a "translation effect," but the Group chose not to hedge it.

At June 30, 2005, the weighted average cost of funds was 8.15% per annum.

		Amount in local currency		Euro/Local currency exchange rate	
Country	**Currency**	**12/31/04**	**6/30/05**	**12/31/04**	**6/30/05**
Canada	CAD	692,656,000	679,402,000	1.6416	1.4900
Australia	AUD	297,530,000	303,250,000	1.7459	1.5885
Venezuela	USD	173,855,207	173,855,207	1.3621	1.2092
South Africa	ZAR	344,924,000	284,924,000	7.6897	8.0254
Spain	EUR	48,616,862	48,386,000	1.0000	1.0000
Portugal	EUR	48,723,906	24,694,953	1.0000	1.0000
Nicaragua	USD	5,563,625	5,807,256	1.3621	1.2092
Russia	USD	7,000,000	6,460,000	1.3621	1.2092
Italy	EUR	35,446,933	27,085,646	1.0000	1.0000

At June 30, 2005, the net indebtedness of the consolidated companies (excluding the Group's Parent Company) amounted to 817.9 million euros, or 42.3 million euros more than at December 31, 2004. This increase reflects the impact of changes in the exchange rate between the euro and the currencies used by Group companies. Changes in the rates at which local currencies were translated into euros caused indebtedness to increase by about 53.2 million euros. Currency fluctuations caused indebtedness denominated in currencies other than the local currency (chiefly U.S. dollars) to rise by 12.6 million euros. Most of the increase involved the Venezuelan companies.

During the first half of 2005, a group of insurance companies headed by Assicurazioni Generali provided sureties for all of the VAT refunds receivable accrued prior to the start of the extraordinary administration proceedings that were not secured by such sureties. At June 30, 2005, all VAT refunds receivable by the Group were secured by sureties.

At June 30, 2005, Parmalat had cash and cash equivalents totaling 246.4 million euros, compared with 249.2 million euros at December 31, 2004 and 24.0 million euros when it was placed under extraordinary administration. A portion of these liquid assets, amounting to 97.8 million euros, was invested in government securities that will mature by the end of 2005.

In July, cash and cash equivalents held by the Group's Parent Company increased by 155 million euros, following the settlement of a dispute with Morgan Stanley. These funds were also invested in government securities that will mature by the end of 2005.

Parmalat's bank indebtedness consists of a single 10.5-million-euro loan due within 180 days of the date of the court decision approving the Proposal of Composition with Creditors.

On July 8, 2005, Parmalat S.p.A. in Amministrazione Straordinaria and Eurolat S.p.A. in Amministrazione Straordinaria reached a settlement with the Italian social security administration (INPS) in connection with their liability for social security contributions accrued after the start of the extraordinary administration proceedings. Under the settlement, INPS will offset about 25.6 million euros in receivables with VAT refunds owed to these two companies.

The handling of collections and payments, while still affected by differences in the terms applied by the operating companies, improved compared with December 31, 2004, with average turnover of about 90 days in the collection cycle and average supplier payment terms of 33 days. Steps are being taken to shorten the collection cycle and gradually reinstate the payment terms that existed prior to the start of the extraordinary administration proceedings.

Capital Expenditures

During the first half of 2005, the Group's capital spending programs focused on new initiatives and on projects that had been delayed in 2004.

The main projects carried out in the first six months of 2005 included:

- Improvements to production equipment and facilities, with the goal of increasing manufacturing efficiency;
- Product-focused initiatives involving launches of new package sizes designed in accordance with specifications provided by the Marketing Department;
- Expansion and modernization of existing production lines;
- Information system upgrades;
- Upgrade of facilities to comply with statutory requirements.

In addition, the Group worked to improve communications among local technical departments so as to facilitate the sharing of knowhow and technologies among Group companies and country operations.
The Group's status as a leader in the development of new technologies for those segments of the food market that are driving growth is widely recognized, as shown by the interest expressed by many companies in obtaining licenses to use Group proprietary technologies and by similar requests expressly made by counterparts in many negotiations for the sale of equity investments held by the Group. In addition, the Group's R&D Department continues to be viewed as a source of competitive advantage, thanks to its ability to create value added and the speed with which it is able to put the innovations it develops into production.

The table below provides a breakdown of capital expenditures by geographic region.

Overview of Capital Expenditures of the Parmalat Group at June 30, 2005

Amounts in millions of euros	At June 30, 2004		At June 30, 2005	
	Amount	% of total amount	Amount	% of total amount
Europe	**6.8**	**45.3%**	**10.0**	**48.5%**
North America	**1.0**	**6.5%**	**2.5**	**12.2%**
Central and South America	**1.8**	**12.2%**	**0.9**	**4.3%**
Rest of the world	**5.4**	**36.0%**	**7.2**	**35.0%**
Total	**14.9**		**20.7**	

The main capital investment projects carried out in the various geographic regions is provided below.

Italy:

- Parmalat made numerous improvements to production facilities and carried out regulatory compliance upgrades. In the environmental area, it upgraded the facilities used to produce the Jeunesse line, optimized the yogurt department and reorganized the warehouse. In addition, the fresh dairy products operations renovated their receiving facilities and restructured some of the former Eurolat packaging plants, began installation of a PET facility in Piana di Monte Verna and completed the optimization of the Sant'Albano packaging plant. The professional products operations installed new filling equipment at the Savigliano factory.
- Centrale Latte Roma upgraded its facilities, enabling them to handle production of the BluPremium line, and completed the first phase of installing a second PET line.

Rest of Europe:

- Russia: new sterilization line that will help support expected growth in UHT products, and reconstruction and automation of a new pasteurization department.
- Romania: improvements to the warehouse, expansion of production capacity and installation of new packaging equipment.
- Spain: new fruit-juice production line, improvements to the refrigeration and storage facilities, regulatory compliance upgrades and investments in logistics.

Other Countries:

- South Africa: information systems upgrade and improvements to machinery and equipment.
- Australia: production facilities improvements that are designed to maintain or expand production capacity, information systems upgrade and improvements to the distribution and marketing organizations.
- Canada: replacement and expansion of production facilities, a new milk packaging line and new air heaters for the production of powdered milk.
- Colombia: purchase of new filling equipment and establishment of a new milk collection center.

Personnel

The table below provides breakdowns of the Group's personnel by geographic region.
The table also shows the total payroll of the Parmalat Group at June 30, 2005 and at December 31, 2004 and, separately, the number of employees of companies that are consolidated line by line.

	June 30, 2005		*December 31, 2004*	
	Total number of employees of the Parmalat Group (1)	Number of employees of companies CONSOLIDATED LINE BY LINE	Total number of employees of the Parmalat Group (1)	Number of employees of companies CONSOLIDATED LINE BY LINE
Italy	3,220	2,908	3,051	2,898
Rest of Europe	3,000	2,796	2,954	2,775
North America	2,866	2,866	5,183	2,850
Central and South America	3,887	3,746	4,593	4,088
Rest of the world	3,645	3,645	3,746	3,746
Total	16,618	15,961	19,527	16,357

(1) The data do not include the employees of companies that are not consolidated (USA Dairy, the Brazilian companies and some smaller companies).

At June 30, 2005, the Parmalat Group had 2,909 fewer employees than at December 31, 2004, due mainly to the deconsolidation of the companies that comprised the USA Bakery Division (Mother's Cake & Cookies, Archway Cookies and three production units in Canada), which were sold in January 2005, and of Parmalat Uruguay, which was sold in February 2005. These two divestitures combined account for a reduction of 2,704 employees.
Other staff reductions were achieved through streamlining and reorganization projects, particularly in Central and South America (Venezuela, Ecuador and Cuba).

Divestitures

Completed Transactions

NOM AG

On April 29, 2004, following certain disputes involving the Austrian operations of the Group under extraordinary administration, Parmalat Austria signed an agreement to sell the NöM shares it owned to Raiffeisen-Holding Niederösterreich-Wien reg.GmbH ("Raiffeisen Holding"). Pursuant to the agreement, the sale was subject to the following conditions precedent: i) that the attachment order affecting the NöM shares issued by the Criminal Court of Vienna in connection with an investigation of the Parmalat Group by an Austrian Public Prosecutor be revoked by December 15, 2004; ii) that an agreement be reached by June 30, 2004 on the claim by Raiffeisen Zentralbank Osterreich AG ("RZB"), with which the NöM shares have been deposited, that it has a right to unilaterally encumber the NöM shares as collateral for the repayment of loans that RZB provided to companies of the Group under extraordinary administration, based on the allegation that Parmalat Austria holds the NöM A.G. shares as a nominee; iii) that NöM issue a waiver, by December 15, 2004, of any claim against Parmalat S.p.A. for any damages related to the interruption of the commercial relationship that existed between NöM and the Parmalat Group; and iv) that the Parmalat Group not exercise the option to buy 50% of NöM's capital stock, which it holds pursuant to an agreement signed on July 24, 2002 by Parmalat Austria and Raiffeisen Holding.

Since the abovementioned conditions were not met fully or in part, the agreement executed on April 29, 2004 was cancelled.

On July 1, 2005, after additional negotiations, the Italian Ministry of Production Activities authorized the Group to enter into an agreement settling all outstanding lawsuits and providing the Group with additional liquidity through the sale of the NöM shares held by Parmalat Austria at a price of 35 million euros. Title to the shares was transferred on August 8, 2005 upon the payment of the stipulated price.

Mother's Cake & Cookie Co. and Archway Cookies LLC (US Bakery)

In January 2005, the Group sold its U.S. Bakery Division to the Catterton Partners investment fund. In this transaction, Parmalat Dairy & Bakery Inc. (Canada) sold its U.S. Bakery Division, which includes Mother's, a company controlled through BF Holding Inc., and Archway, a subsidiary of Mother's, as well as certain business operations that included, among other assets, three Canadian factories owned by Parmalat Dairy & Bakery Inc. The sales price was US$74.1 million, with Parmalat concurrently repaying the existing indebtedness and establishing an escrow account for the benefit of the buyer. Net of the items listed above, the sale generated positive cash flow for the seller and the repayment of intra-Group loans that Parmalat S.p.A. in A.S. had provided to the divested companies.
As part of this transaction, Parmalat S.p.A. in A.S. and a company designated by the buyer signed a nonexclusive trademark licensing agreement for the United States that covers the use of the Parmalat brand and the Group logo

consisting of a stylized flower until December 2005. The main purpose of this nonexclusive licensing agreement is to allow the buyer of the U.S. Bakery Division to dispose of existing inventory.

Parmalat Uruguay SA

The investment that Lacteria SA (now Airetcal SA) held in Parmalat Uruguay SA was sold through a public auction. Following this sale, the Group accepted a binding offer submitted by a financial investor who specializes in carrying out corporate restructurings through a company called Morningstar Investment Inc.
The sale closed on February 16, 2005 with the signing of a contract by which the buyer purchased Lacteria SA (now Airetcal SA) and 100% of the capital stock of Parmalat Uruguay SA for a nominal price plus the assumption of the entire debt owed by Parmalat Uruguay SA to outsiders and the release of Parmalat S.p.A. in A.S. from the guarantees it had provided on behalf of Parmalat Uruguay, up to a maximum amount of US$19.0 million.
At the same time, Parmalat S.p.A. in A.S. sold a receivable owed by Parmalat Uruguay SA to a company designated by Morningstar and signed a five-year, renewable contract that licenses the use of the Group's milk and dairy brands and knowhow in Uruguay. The license is exclusive for the sale of these products, but not for their manufacture.

The table below provides an overview of the main divestitures completed by the Group.

Overview of Major Divestitures Completed in 2005

Items sold		Amounts in millions of euros		
		Price	Assigned debt	Financial impact
Assets+Shares	**U.S. companies in Chapter 11 (Dairy USA)**		**0.3**	**0.3**
Assets*	**Parmalat Australia Ltd**	**16.7**		**16,7**
Assets+Shares	**U.S. Bakery**	**31.5**		**31.5**
	TOTAL FIRST HALF	**48.2**	**0.3**	**48.5**
	DIVESTITURES AFTER 6/30/05			**-**
Shares	**NöM AG**	**35.0**		**35.0**
	TOTAL DIVESTITURES	**83.2**	**0.3**	**83.5**

* Refers to a contract signed in 2004 to sell the Coca-Cola bottling franchise held by Parmalat Australia.

Ongoing Transactions

Deutsche Parmalat GmbH e Parmalat Molkerei GmbH

Early in March 2005, the Extraordinary Commissioner filed a divestiture program with the Proceedings Oversight Committee and the Ministry of Production Activities seeking, respectively, a favorable opinion and permission to sell these two companies. The authorization to implement this program was granted on June 3, 2005.

Parmalat del Ecuador SA

Parmalat del Ecuador SA, a wholly owned subsidiary of Dairies Holding International BV, holds a 95.25% interest in Leche Cotopaxi Campina de Economia Mixta (the rest of the capital stock is owned by Ecuadorian nationals).

The process of divesting this company, which is in serious financial difficulties, has been temporarily suspended. The Group is currently attempting to revamp the company's operations, relying in part on the support of other Group companies, provided the indebtedness of Parmalat del Ecuador can be restructured.

Parmalat Nicaragua SA

The Parmalat Group considers Parmalat Nicaragua one of its strategic holdings. Consequently, in March 2004, it entered into an agreement with Lafise Group, which would have provided the funding necessary to solve serious liquidity problems that threatened to make the company insolvent.

After the agreement had been signed, a local businessman, in his capacity as creditor of certain companies of the Lafise Group, obtained an order of attachment against Parmalat Nicaragua (third-party asset attachment). In June 2004, the abovementioned businessman was awarded ownership of the claims of the Lafise Group toward Parmalat Nicaragua and, in August 2004, was named *Interventor* (a function similar to that of a trustee in local bankruptcy proceedings). In September 2004, the abovementioned businessman was replaced as *Interventor* by a person named by Parmalat.

In January 2005, the proceedings that had resulted in the appointment of an *Interventor* expired, but another creditor of the Lafise Group obtained an order of preventive attachment to secure its claim against the Lafise Group. Subsequently, this order of attachment was vacated and the parties resumed negotiations to implement an agreement calling for the sale of a 49% interest in Newco to the Lafise Group.

Italian Bakery Division

The process of selling the business operations of the Italian Bakery Division is currently under way. The main brands used by this Division include: Mr Day, Grisbì, Matin, Dolcezze di Campo and Prontoforno. Its production facilities are located in Bovolone (VR), Lurate Caccivio (CO), Atella (PZ) and Nusco (AV).

In February 2005, the Group received numerous indications of interest. It then prepared an Information Memorandum, which was delivered to the interested parties in accordance with competitive bidding procedures described in the bidding regulations approved by the Ministry of Production Activities in March 2005.

On June 3, 2005. the Ministry of Production Activities authorized the Extraordinary Commissioner to admit the next stage of the divestiture process bidders who submitted nonbinding offers that complied with the requirements of the bidding regulations.
Three binding offers were received on August 29, 2005,. These offers are currently being reviewed and an application was filed on September 5, 2005, requesting permission to proceed with the sale of the business operations of the Italian Bakery Division

* * *

In addition, the Extraordinary Commissioner began taking steps to sell equity investments in or business operations of the following companies:

- F.lli Strini S.r.l. in A.S. (the divestiture program was authorized on April 7, 2004);
- Gelateria Parmalat Uruguay SA;
- Parmalat (Tianjin) Dairy Co. Ltd;
- Parmalat (Nanjing) Dairy Co. Ltd.

In Venezuela, the Group is in the process of divesting all assets that are not directly related to its core businesses, such as old factories, land and buildings that are not used for operating purposes and facilities that would be underutilized after implementation of the new restructuring plan. Sales of some these assets should be completed as early as October 2005.

Legal Disputes and Contingent Liabilities at June 30, 2005

The Group under extraordinary administration is a party, as plaintiff or defendant, to several civil and administrative proceedings. In addition, Public Prosecutors at several courts in Italy have begun criminal proceedings in connection with events and individuals connected with the developments that caused the Group to be placed under extraordinary administration.

A distinction should be made between Group companies that are currently out of bankruptcy and those that are parties to composition-with-creditors proceedings. In the case of the latter, any disputes that were pending on the date the companies became eligible for extraordinary administration proceedings have been or can be set aside by virtue of the composition-with-creditors proceedings to which the companies in question are a party. If actions filed against companies under extraordinary administration are reinstated or pursued in accordance with the applicable provisions of current laws and result in these companies being ordered to pay a sum of money, the prevailing party will have to succeed in having its claim included among the liabilities of the company under extraordinary administration if it is to receive satisfaction of its claim. In any case, companies that are defendants in actions such as those mentioned above will continue to pursue their defense and retain any reserves for contingent liabilities they may have established.

The main proceedings involving the Group under extraordinary administration are reviewed below.

Criminal Proceedings

Criminal Proceedings Filed by the Public Prosecutors of Milan and Parma

For several months, the Public Prosecutors of Milan and Parma have been conducting investigations to determine, among other things, if certain individuals who in the past were members of the corporate governance bodies of certain Group companies and former employees and external consultants of those companies are criminally liable. Following investigations conducted by the Public Prosecutor of Milan, the Judge of Preliminary Inquiries at the Court of Milan indicted several individuals and companies. Preliminary hearings are currently under way, to which Parmalat Finanziaria S.p.A. and Parmalat S.p.A. joined as plaintiffs for damages, but only in the proceedings involving individuals.

On March 16, 2005, the Public Prosecutor of Milan filed a notice that it had completed its investigation. The notice listed facts that are relevant from the standpoint of criminal law and listed the counts (mostly related to stock manipulations) in indictments against certain employees of Italian and foreign banks and against the banks themselves.

On June 27, 2005, the preliminary hearing judge, Cesare Sacconi, filed an indictment with the Office of the Clerk of the Court charging, pursuant to Legislative Decree No. 231/2001, the individuals and companies listed in the report that concluded the preliminary investigation. The first hearing in the case was held on September 28, 2005 and was continued to December 2, 2005.

If previous corporate governance bodies of certain companies of the Parmalat Group are found to be liable under criminal or administrative law, it is possible that the companies that employed them could be held liable under administrative law, in accordance with Legislative Decree No. 231 of June 8, 2001, and, consequently, be the target of fines or restrictive measures. To the best of the Group's knowledge, no such investigations are currently under way. However, the possibility that investigations of this type may be launched in the future cannot be excluded.

On May 11, 2005, the Public Prosecutor of Parma filed a notice of completion of the preliminary investigation which set forth facts that are relevant from the standpoint of criminal law and charged 71 individuals mainly with crimes related to fraudulent bankruptcy.

Civil Proceedings Filed Against the Group

Voiding of Resolution Adopted by the Shareholders' Meeting of Parmalat Finanziaria S.p.A. on April 30, 2003

On January 5, 2004, the Consob filed a complaint against Parmalat Finanziaria S.p.A. in A.S. before the Court of Parma requesting that the resolution adopted by the Company's Shareholders' Meeting on April 30, 2003 to approve the statutory financial statements at December 31, 2002 be declared void or otherwise invalid. The Consob also requested that the consolidated financial statements at December 31, 2002, which were approved by the Board of Directors on February 28, 2003, also be found not in compliance with statutory requirements.

Parmalat Finanziaria S.p.A. in A.S. joined the proceedings on the merits, asking that the plaintiff's petitions be granted. With a decision handed down on June 15, 2004, the Court ruled that the abovementioned Shareholders' Meeting resolution was invalid and that the consolidated financial statements at December 31, 2002 of Parmalat Finanziaria S.p.A. were not in compliance with statutory requirements. This court decision, which has become final, did not impose monetary penalties on the defendant.

Insurance Companies vs. Parmalat Finanziaria S.p.A. in A.S.

Parmalat Finanziaria S.p.A. in A.S. is being sued by the insurance companies that had written policies providing coverage for the risks inherent in the exercise of the offices of Director, Statutory Auditor and General Manager. More specifically, in 1999, the insurance companies Chubb Insurance Company of Europe SA and AIG Europe SA provided Parmalat Finanziaria S.p.A. with a first-risk insurance policy covering the civil liability risks of the Directors, Statutory Auditors and General Managers of the Parmalat Group. In 2003, the insurance companies AIG Europe SA and XL Europe Ltd. issued as coinsurers a second-risk insurance policy covering the civil liability risks of the Directors, Statutory Auditors and General Managers of Parmalat Finanziaria S.p.A. in A.S. and its subsidiaries. These insurance companies have sued Parmalat Finanziaria S.p.A. in A.S. before the Court of Milan, asking the Court to void the abovementioned policies, alleging that the respondent company, acting fraudulently or with gross negligence, provided a deceptive representation of the Group and of the risks that the policies were covering, thereby inducing the plaintiff companies to issue policies that they would not have issued otherwise. The plaintiff companies are not requesting payment of any amount. On September 22, 2004, the respondent Parmalat Finanziaria S.p.A. in A.S. took action in both proceedings asking that the demands of the plaintiffs be rejected. At present, it is impossible to make any consideration about the potential impact that the upholding of the plaintiffs' claims could have on the Parmalat Group. Should the Court grant the plaintiffs' request that the insurance policies be voided, the decision would have a retroactive effect canceling the benefits of the challenged policies as of the date when they were first stipulated.

Class Action Lawsuits

In the United States, U.S. and foreign investors filed three class action lawsuits against Parmalat Finanziaria S.p.A. in A.S., other Group companies under extraordinary administration and other defendants, including the financial institutions that handled the issuance of certain financial instruments. These lawsuits have been consolidated into a single civil suit, which is currently pending before the U.S. District Court, Southern District of New York. At present, these proceedings are in the initial phase, and the plaintiffs have filed a general complaint demanding the payment of damages, which they did not quantify.

On October 18, 2004, the plaintiffs filed an amended complaint in the consolidated proceedings. The companies of the Parmalat Group were not named as defendants in the amended complaint by virtue of the protection provided by a Section 304 order, which is discussed below. In any case, the plaintiffs have not specified the amount of the damages they are claiming.

On August 22, 2005, the plaintiffs filed a second amended complaint that did not name any company of the Parmalat group as a defendant. Here too, the plaintiffs have not specified the amount of the damages they are claiming.

Petition Under Section 304

On June 22, 2004, several companies, including the 16 companies included in the Composition with Creditors, filed a petition with the New York Bankruptcy Court, invoking Section 304 of the U.S Bankruptcy Law.

Such petitions may be filed by companies with a registered office outside the United States when they are parties to composition-with-creditors proceedings outside the United States, so that the court where the motion is being filed, having ascertained that the foreign proceedings meet the requirements listed in Section 304, may prevent U.S. creditors from attaching the assets of the companies that are filing the petition and order that the actions of the creditors be filed within the framework of existing composition-with-creditors proceedings.

At a hearing of the New York Bankruptcy Court held on July 2, 2004, the judge ruled that the requirements of Section 304 were being met and granted a temporary and renewable 60-day injunction that recognized the full and exclusive jurisdiction of the Court of Parma, thereby blocking filing of new actions in the United States against the petitioner companies, collectively designated as Foreign Debtors. At a hearing held on August 20, 2004, the Court extended the injunction until November 30, 2004. The injunction was again extended until January 30, 2005 and a further extension was discussed at a hearing held on January 27, 2005. At the end of this hearing, the judge granted an extension of the injunction until May 5, 2005. Subsequently, the same judge extended the temporary injunction until the end of August 2005 and set August 30, 2005 as the date for a hearing to discuss a further extension of the injunction. At this hearing, the judge denied a petition filed by foreign investors requesting that he lift the temporary injunction he had granted, extended the injunction until November 17, 2005 and set a new hearing for November 16, 2005.

If the voting unsecured creditors approve the Proposal of Composition with Creditors, the New York Bankruptcy Court will consider the possibility of replacing the temporary injunction with a permanent injunction, which would permanently block any lawsuits in the United States against the Foreign Debtors. Conversely, if the New York Bankruptcy Court were to revoke the temporary injunction or refuse to grant a permanent injunction, all creditors of the Foreign Debtors (including those that are parties to the class action lawsuits — see the preceding paragraph) could file or continue to pursue legal actions against the Foreign Debtors in the United States, requesting, if appropriate, protective attachments of assets. Parmalat S.p.A. in A.S. believes, also based on the advice of counsel, that should the plaintiffs prevail in such proceedings, the provisions of the Proposal of Composition with Creditors would apply.

On March 16, 2005, the Bankruptcy Court of New York, in response to a petition filed by Citigroup and the other companies sued by the Extraordinary Commissioner before a New Jersey court (see in this same chapter the section headed "Civil Proceedings in the United States of America") and without objection from the Extraordinary Commissioner, amended in part the injunction it had issued pursuant to Section 304 with the limited effect of allowing the abovementioned companies to file countersuits only within the scope of their response briefs, which, consequently, cannot address issues already submitted to the Italian courts. These countersuits are being reviewed by the court to determine if they meet the abovementioned requirements.

On March 31, 2005, the same Bankruptcy Court of New York handed down a decision that could impose a further limitation on the temporary injunction it issued pursuant to Section 304. Such action was requested by

Citibank N.A. and Citibank N.A. International Banking Facility, which sought to take action against Parmalat Paraguay S.A. and its local subsidiaries and against Parmalat del Ecuador S.A. and its local subsidiaries in connection with their failure to repay loans provided by the petitioner companies. The Extraordinary Commissioner, acting in his capacity as legal representative of the companies that petitioned for an injunction pursuant to Section 304, acknowledged that the abovementioned companies located in Paraguay and Ecuador are not included among those that petitioned for a Section 304 injunction and are not parties to the extraordinary administration proceedings. In order to reach a settlement of the claims arising from the abovementioned loans, the parties have agreed to abide by a conflict resolution procedure until April 30, 2005, which deadline can be extended with the consent of all parties involved. If such deadline should expire and no settlement be reached, the temporary injunction granted in accordance with Section 304 will be deemed to have been amended, insofar as the abovementioned parties are concerned and only with reference to the claims against the companies of the Group under extraordinary administration that are located in Paraguay and Ecuador, in order to allow Citibank N.A. and Citibank N.A. International Banking Facility to sue the abovementioned companies in the abovementioned countries. In all other cases, the temporary injunction granted in accordance with Section 304 will remain in force.

Petitions by Bank of America NA and Grant Thornton International

On October 28, 2004, Bank of America NA and Grant Thornton International filed separate petitions with the Bankruptcy Section of the Court of New York asking it to amend an order that the Court had issued within the framework of Section 304 proceedings (see preceding paragraph) and to transfer jurisdiction from the Bankruptcy Section to the District Court within the same court system. The petitioners also asked the Court of New York to reform the order issued within the framework of Section 304 proceedings and limit the protection provided to Parmalat S.p.A. in A.S. and other complainants, so that the petitioners may be allowed to lodge counterclaims against Parmalat S.p.A. in A.S. and Parmalat Finanziaria S.p.A. in A.S. and carry out discovery activities involving these two companies.

In a decision handed down on January 26, 2005 without any objection from Parmalat S.p.A. in A.S., Judge L.A. Kaplan partially amended the order he had previously issued in accordance with Section 304. The sole purpose of the amendment is to allow the petitioners to carry out discovery activities but only within the framework of the actions filed by the Extraordinary Commissioner in the United States against Bank of America NA and Grant Thornton International. All other petitions were rejected.

Parmalat Finance Corporation B.V. in AS

Parmalat Finance Corporation BV in A.S. is being sued in two civil actions filed before the Court of Parma by certain individual investors. The primary targets of these lawsuits are the banks that sold bonds issued by Parmalat Finance Corporation BV to these investors. The plaintiffs are asking the court to order the credit institutions to pay the damages caused by the plaintiffs' unfortunate investments. The only request affecting Parmalat Finance Corporation BV is that the contracts involving the abovementioned bonds be declared null and void; Parmalat Finance Corporation BV is not being asked to pay any amount whatsoever. Based on the advice of counsel retained in connection with these proceedings, the Group does not believe that these lawsuits will have a material impact on its financial position.

In a decision in one of these two cases handed down on July 22, 2005, the Court of Parma found in favor of the plaintiff, but rejected all claims against Parmalat Finance Corporation BV.

UBAE Arab Italian Bank

A lawsuit has been filed by UBAE Arab Italian Bank against Parmalat S.p.A. in A.S. before the Court of Parma. The plaintiff is asking the Court to order Parmalat S.p.A. in A.S. and other respondents to repay a loan of 15 million euros it provided to Parmalat S.p.A. in A.S. at the end of 2003, plus damages. As shown in the final list of creditors, a claim of the same amount as the loan of which the plaintiff is demanding repayment has been included among the liabilities of Parmalat S.p.A. in A.S. and will be satisfied in the same manner as the claims of all voting unsecured creditors.

ACLU Sec (formerly Groupe Lactel Sec) VS Industria Lactea Venezolana (Indulac)

In Venezuela, ACLU Sec (formerly Groupe Lactel Sec) is suing Industria Lacta Venezolana ("Indulac"), a company of the Parmalat Group, and other companies outside the Parmalat Group for payment of an alleged trade receivable totaling US$2,633,438. The amount of this claim has not been included among the liabilities since the Group believes that it is unlikely that the plaintiff will prevail.

Investment in NöM AG

On July 1, 2005, after additional negotiations, the Italian Ministry of Production Activities authorized the Group to enter into an agreement settling all outstanding lawsuits and providing the Group with additional liquidity through the sale of the NöM shares held by Parmalat Austria at a price of 35 million euros. On August 8, 2005, the transaction was completed with the exchange of documents signed by both parties and the payment of 35 million euros to Parmalat Austria. As a result of this settlement, all attachments under criminal law were lifted; the ICC arbitration proceedings were abandoned, with Reiffeisen Holding bearing all costs, which then became a plaintiff in the civil proceedings against Reiffeisen Zentralbank, upon the exclusion of the two Group companies that were parties to these proceedings and had since transferred to Reiffeisen Holding all rights to this dispute.

Wishaw Trading SA

Three civil actions have been filed against Wishaw Trading, an offshore company based in Montevideo, Uruguay. All actions are related to the defendant's failure to repay its promissory notes. Two cases are pending before a New York court. The first two were filed, respectively, by Abn Amro, which is seeking to recover US$10 million, and by Fortis Bank, which is demanding the repayment of about US$24.5 million (the claims of both banks have been included among the liabilities of Parmalat S.p.A. in A.S. and are duly reflected on the Company's balance sheet). Lastly, Rabobank, a Dutch bank that was the guarantor of the unpaid promissory notes, filed a lawsuit against Wishaw Trading S.A. and Parmalat S.p.A. in A.S. seeking to attach assets or receivables held by the Group in Uruguay for an amount of about US$5 million. The Company is not in a position to predict the outcome of these lawsuits.

In the lawsuit filed by Fortis Bank, the plaintiff submitted as evidence a confirmation that Wishaw had been served with the summons by a Uruguayan public official and, on June 15, 2005, the court in New York confirmed that the summons had been validly served. Subsequently, Fortis Bank petitioned the same New York court, asking that it find Wishaw in default and order Wishaw to pay the amount of the notes, plus accrued interest. On August 24, 2005, the court ordered Wishaw to pay the abovementioned amount, which Fortis, the plaintiff, can now attempt to recover in Uruguay.

Parmalat S.p.A. in A.S. vs Minority Shareholders of Boschi Luigi & Figli S.p.A.

It appears that certain minority shareholders of Boschi Luigi & Figli S.p.A., who represent 1.47% of the capital stock, are suing Parmalat S.p.A. in A.S. contesting the purchase of a 40.44% interest in the capital stock of Boschi Luigi & Figli S.p.A. by Contal S.r.l. (a Group company currently under extraordinary administration). The purchase is alleged to have occurred in violation of the preemptive right available to the shareholders under the Bylaws. No hearings have been held in these proceedings.

Fineco Leasing S.p.A. – Ausglobe S.p.A. – Parmalat S.p.A. in AS

In a third-party summons delivered to Parmalat S.p.A. in A.S. on September 15, 2004, Fineco Leasing S.p.A. ("Fineco") sued Parmalat as codefendant in the proceedings that Ausglobe S.p.A. ("Ausglobe") filed against Fineco before the Court of Brescia. More specifically, Ausglobe is demanding payment of 4.9 million euros for work performed that Fineco has not paid for. This dispute arises from contracts signed on July 5, 2001 by Parmalat S.p.A. in A.S. and Fineco, on the one hand, and Ausglobe, on the other, which involved the design and construction of an office park outside Collecchio (Parma) that was supposed to house Parmalat's new headquarters.

In July, 2005, the court handed down a decision rejecting Fineco's claims against Parmalat.

Parmalat USA – Farmland Dairies – Milk Products of Alabama

On May 31, 2005, having received the prior approval of the Italian Ministry of Production Activities, Parmalat S.p.A. in AS entered into a settlement agreement with the companies that comprised the USA Dairy Division (Parmalat USA Corp., Farmland Dairies LLC and Milk Products of Alabama, now Farmland Stremicks Sub, LLC – all former Group companies that were declared bankrupt in the United States in 2004). The settlement is based on a preliminary agreement reached on March 7, 2005.

The main terms of the agreement are as follows: (i) The companies that comprise the USA Dairy Division waived all demands and claims against the Parmalat Companies That Are Parties to the Agreement, except for the claims against the Companies that are parties to the Composition with Creditors that have been verified and included among the liabilities by the *Giudice Delegato* (amounting to about 70 million euros); (ii) The Parmalat Companies That Are Parties to the Agreement waived all demands and claims filed within the context of the Chapter 11 proceedings, except for verified claims amounting to US$6 million (equal to about 4.4 million euros); (iii) One or more of the Parmalat Companies in AS paid a total of US$22 million (equal to about 16 million euros) on May 31, 2005; (iv) The Other Creditors (GE Capital Public Finance Inc., General Electric Capital Corporation and other creditor financial institutions) waived all of their claims and actions against the Parmalat Companies in AS that arise from a contract called Master Lease Financing Agreement and are covered by the Chapter 11 proceedings, since such claims and actions are deemed to have been waived by virtue of the terms set forth sub (i) above, except for claims arising from the Master Lease Financing Agreement that have been verified and included among the liabilities by the *Giudice Delegato* (amounting to about 77 million euros); (v) GE Capital Public Finance Inc. and General Electric Capital Corporation waive all direct claims and demands against the Parmalat Companies That Are Parties to the Agreement; (vi) The companies that comprise the former USA Dairy Division abandoned their lawsuit and waive all claims, rights or measures granted to them as a result of the petition they filed on November 18, 2004 requesting the attachment of certain trademarks and patents held by Parmalat TechHold Corporation, which include a patent called DASI; (vii) Parmalat S.p.A. in A.S. will be awarded warrants that may be used to acquire, through subscription, 10% of the capital stock of Farmland Dairies LLC as it emerges from

reorganization at the end of Chapter 11 proceedings, at a strike price of US$3.2 million (equal to about 2.35 million euros); (viii) execution of commercial agreements for the use of trademarks and patents owned by the Parmalat Group and manufacturing agreements for the supply of products.

Parmalat Brasil S.A. Industria de Alimentos

In December 2004, the Brazilian tax administration conducted and completed a tax audit of Parmalat Brasil S.A. Industria de Alimentos ("Parmalat Brasil") and served notice of a tax assessment in the amount of 10,718 million reals, equal to about 2,915.3 million euros. Parmalat Brasil has appealed this assessment before the Administrative Tax Office of São Paulo, filing its defense and relevant supporting documents, contesting the form and substance of the assessment and demanding that, in view of the manner in which the audit was conducted, that the assessment be declared null and void. A hearing in this matter has not been held and, at present, given the limited amount of time that has passed since the audit was completed, Parmalat S.p.A. cannot express an opinion as to the outcome of these proceedings. However, based on the advice of counsel, Parmalat S.p.A. does not believe that Parmalat Brasil is truly at risk. As a result, no provision has been set aside for this liability.

With regard to this issue, Parmalat S.p.A. has been informed by counsel that, notwithstanding the general principle of the limited liability of shareholders for the obligations of a company in which he/she has an investment or controls, under Brazilian law, shareholders can be held liable for a company's tax or social security contribution obligations, particularly when the shareholders serve as Directors, managers or agents, and the abovementioned obligations are the result of actions carried out by the shareholders in violation of the law and/or the company's Articles of Incorporation or the Bylaws. In cases involving a mere delay in payment or failure to pay taxes absent the serious violations referred to above, the Brazilian courts have excluded the liability of shareholders. The Group is not aware of any past facts or circumstances in the operations of the Group under extraordinary administration that would make the abovementioned provisions applicable.

In the spring of 2005, Brazil enacted a reform of its bankruptcy laws, which provided for a new type of composition with creditors called *Recuperação Judicial*. The Brazilian Group companies that had been declared eligible for a type of proceeding called *Concordata* requested that they be allowed to file under the new system. Their request was granted in July 2005. In the first half of September, the bankruptcy trustees submitted a new restructuring plan to the creditors.

Lawsuits by Former Directors of Companies of the Group Under Extraordinary Administration

On March 9, 2005, the Group was served with a summons by Michael Rosicki, the former Chief Executive Officer of Parmalat Dairy & Bakery Inc., whose contract expired in 2004. This lawsuit has been filed before the court of Toronto (Ontario, Canada). The plaintiff is seeking damages for various reasons, which he claims to have suffered as a result of what he considers an unjust termination, totaling 7.7 million Canadian dollars (equal to about 4.7 million euros).

In February 2005, Giovanni Bonici, the former President of Industria Lactae Venezolana C.A. ("**Indulac**"), served a summons on Indulac challenging his dismissal, of which he was informed in 2004. The plaintiff is asking that his dismissal be declared invalid and that Indulac be ordered to pay damages for various reasons totaling US$20 million (equal to about 14.7 million euros).

In both cases, the defendant companies have filed a response in these proceedings. However, at this stage it is impossible to make predictions about the outcome of the proceedings and no provisions have been established to cover future liabilities.

Civil Proceedings Filed by the Group and Settlements

Protective Attachment, Prior to the Start of the Proceedings, Against Former Directors and Liability Actions

The Extraordinary Commissioner filed civil lawsuits against former members of the Boards of Directors and Boards of Statutory Auditors of Parmalat Finanziaria S.p.A., now under extraordinary administration, and of Parmalat S.p.A., now under extraordinary administration, who, in addition to other activities, approved the financial statements at December 31, 2002. This action also applies to certain former employees and external consultants who are deemed to have contributed to the creation of the Group's state of insolvency. The Civil Court of Parma granted to the complainants Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S. two protective attachment orders in the amount of 11.9 billion euros.

In a subsequent action for protective remedies, which was filed within the statutory deadline, Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S. served two summons on the individuals who were the target of the orders of attachment, thereby filing merit proceedings before the Court of Parma. The complainants have requested that these proceedings be consolidated. The purpose of these proceedings is: (a) to ascertain the contractual and extra-contractual liability of each of the respondents — in their capacities as Directors, Statutory Auditors, consultants or employees — in causing the financial collapse of the complainant companies, and (b) to obtain that all of the respondents be found jointly liable and ordered to pay damages in the maximum amount mentioned above.

Both liability actions are still in the brief filing stage, in accordance with the provisions of Article 7, Section III, of Legislative Decree No. 5/2003.

Civil Lawsuits in the United States of America

The Extraordinary Commissioner filed three lawsuits in the United States: the first one was filed against certain companies of the Citibank Group (Citigroup Inc., Citibank N.A., Vialattea LLC, Buconero LLC and Eureka PLC); the second one was filed against the independent auditors Deloitte & Touche and Grant Thornton; the third one was filed against certain companies of the Bank of America Group (Bank of America Corporation, Bank of America National Trust and Savings Association Ltd and Bank of America NA). All three lawsuits are based on the assumption that in the years up to and including 2003, the defendants acted while they were aware, or should have been aware, of Parmalat's state of insolvency and cooperated with the Group's senior management in hiding from the public the Group's insolvent condition, thereby unduly delaying the disclosure of its financial collapse. As a result of these actions, the defendants aggravated the Group's insolvency while earning considerable sums of money for the services they provided to the Group. The purpose of these civil actions is to obtain that the defendants be found liable for their actions and ordered to pay all damages, including punitive damages, allowed under U.S. law.

In civil lawsuits filed in the United States, the defendants routinely file motions to dismiss on preliminary, jurisdictional or merit grounds. The completion of this phase with the denial of the motions filed by the

defendants is in itself a positive development and allows a lawsuit to continue, but does not yet mean that the complaint filed by the plaintiff will be found to have merit.

On July 29, 2004, the Extraordinary Commissioner filed a complaint with the Superior Court of the State of New Jersey (USA) asking that Citigroup and some of its subsidiaries be ordered to pay damages. The respondents filed a motion to dismiss asking that all claims put forth by the Extraordinary Commissioner be rejected on jurisdictional grounds. In a decision handed down on February 28, 2005, the judge in these proceedings denied the respondent's motion and ruled that the Superior Court has jurisdiction over the complaint. On March 17, 2005, Citigroup Inc. and the other respondents filed response briefs in which they contested the complainant's allegations and claims and asked that the complainant be ordered to pay financial damages of more than US$500 million and punitive damages, interest and costs of an undetermined amount. These countersuits are subject to the restrictions provided under a temporary restraining order granted pursuant to Section 304 of the U.S. Bankruptcy Law to protect certain companies of the Group under extraordinary administration. Consequently, it is possible that these demands could be declared inadmissible before a hearing on the merits even begins.

On April 18, 2005, the New Jersey Superior Court, Appellate Division, denied Citigroup's right to appeal the rejection of its motion to dismiss. However, on July 11, 2005, the Supreme Court of New Jersey, in response to a motion filed by Citigroup, granted Citigroup the right to appeal the rejection of its motion to dismiss. The appeal will be heard by the New Jersey Court Appellate Division and will be decided by a panel of judges, who have already set the following deadlines for filing motions: August 18, 2005 for Citigroup's motion; September 9, 2005 for Parmalat's response and September 16 for Citigroup's redress. At the moment, the parties are waiting for the Appellate Court to set the date for the hearing.

In the meantime, Judge Harris is presiding over the complex and laborious process called the discovery phase, during which either party can ask the other to produce and show any document that the requesting party may deem relevant to the case.

On August 18, 2004, the Extraordinary Commissioner filed a complaint with the Circuit Court of Cook County in the State of Illinois (USA) asking that Parmalat's independent auditors, Grant Thornton International and Deloitte Touche Tohmatsu and their U.S. and Italian branches, be ordered to pay damages. The damages that are being claimed should not be less than US$10 billion.

On July 14, 2005, Judge Kaplan of the New York District Court rejected a motion to dismiss filed by the independent auditors, who claimed that they had no connection to the Italian companies that had worked with the Parmalat group, claiming that they could not be held responsible for the actions of separate and autonomous legal entities.

Judge Kaplan found that the local independent auditors acted as branches of the companies that controlled them and confirmed that Parmalat's complaints were admissible, but excluded the U.S. companies from the proceedings. He then granted the Extraordinary Commissioner an opportunity to file an amended complaint that would allow the inclusion of the U.S. companies in the proceedings. The counsel retained in this case is preparing the amended complaint, which must be filed by the first week of September 2005.

In the meantime, as is the case for the Citigroup lawsuit, the proceedings have entered the discovery phase.

On October 7, 2004, the Extraordinary Commissioner of Parmalat S.p.A. in A.S. and Parmalat Finanziaria S.p.A. in A.S., filed a complaint against various companies of the Bank of America Group in the District Court of Asheville, North Carolina (U.S.A.). This lawsuit is based on the fact that, at least since 1997, Bank of America had been assisting the Parmalat Group in raising financing using different types of transactions. These transactions are unique because Bank of America was aware of the precarious financial condition of the Parmalat Group and because of other features. Based on these considerations, the plaintiffs believe that Bank of America knowingly took advantage of its position to artificially prolong the survival of the Parmalat Group, even though it was insolvent, thereby significantly worsening its debt exposure. As a result, the plaintiffs are suing for damages in an amount that will be determined by a jury in the course of the proceedings.

Bank of America and the other defendant companies filed a motion to dismiss on several grounds. Judge Kaplan of the New York District Court rejected some of the complaints filed by the Extraordinary Commissioner but granted the Extraordinary Commissioner an opportunity to file an amended complaint, presenting additional arguments that may make a portion of the complaint admissible. However, the judge allowed the most important of the complaints put forth by the Extraordinary Commissioner, in which he asked the court to find the defendant companies guilty of conspiring with top managers of the Group (before the start of the extraordinary administrations proceeding) to violate innumerable fiduciary obligations and thereby concurring to bring about and aggravate the Group's financial collapse. Lastly, Judge Kaplan rejected a petition filed by a British subsidiary of Bank of America, which asked to be excluded from the proceedings on jurisdictional grounds.

The lawsuit against Bank of America is also in the discovery phase.

Actions for Damages

The Extraordinary Commissioner, among the initiatives taken to identify the possible liability of other parties, in addition to the individuals and companies sued in the actions described in the Prospectus, has filed additional civil actions with Italian courts. These actions are described in the table provided on the following page. The purpose of these actions is to determine the existence of liability (based on contractual obligations or, when applicable, other obligations) of the Italian and foreign defendants who are presumed to have contributed to or aggravated the financial collapse of the plaintiff companies or of the entire Group under Extraordinary Administration.

The purpose of the actions listed in the abovementioned table is to have the courts order the defendants to pay for the damages they caused to the plaintiff companies. The yardstick used to quantify those damages is the impairment loss suffered by the plaintiff companies. Based on an analysis carried out by the Extraordinary Commissioner with the support of consultants, the maximum amount of the impairment loss incurred as of December 31, 2003 was estimated at 13,140 million euros for the Group under Extraordinary Administration and 13,889 million euros for the subsidiary Parmalat S.p.A. in AS.

The following additional clarifications also appear to be in order:

First, in accordance with the general principles of Italian law, the only damages that can be compensated are those that have actually been incurred and ascertained through court proceedings. Therefore, the maximum compensation that can be awarded to a plaintiff company is the amount of the total damages incurred and ascertained in court proceedings — in case in point, the amount of the impairment losses listed above — and may never be greater than that amount. Consequently, compensation paid for damages may at best restore a plaintiff's condition to that which existed before the occurrence of the event that caused the damages but may never enrich the injured party. Insofar as the companies of the Group under extraordinary administration are concerned, there is only one exception to this principle: the actions filed by the Extraordinary Commissioner in the United States of America could result in awards in excess of the damages actually incurred and proved in court proceedings, since the U.S. legal system allows different types of damage awards (such as treble damages or punitive damages) that are greater than those allowed under Italian law.

Second, consistent with the findings of the plaintiff's consultants, the damage that the Extraordinary Commissioner is claiming from the various defendants is a single amount and corresponds to the amount of the impairment loss suffered by the Group under extraordinary administration, i.e., of the companies that became eligible for extraordinary administration. This approach has two consequences: first, the Extraordinary Commissioner, based on the principle of joint liability set forth in Article 2055 of the Italian Civil Code, can claim for each of the parties that he believes have participated in causing the damage the entire amount of the damage caused during the period from the time the defendants' unlawful conduct occurred and the date of the declaration of insolvency. The other consequence of the single-amount approach is that, should the civil actions filed by the Extraordinary Commissioner result in the payment of compensation, the amount of the damage payable by the other defendants would be reduced by a corresponding amount. Such a reduction has already occurred as a result of the settlements reached thus far. These settlements have been communicated to the market.

The foregoing considerations also show that there is a difference between the actions for damages discussed above and the actions to void in bankruptcy that are discussed in the Prospectus and Addendum. While the purpose of the former is to effectively restore a plaintiff's assets through the payment of monetary compensation, the actions to void are filed to void payments made to the defendants by each of the companies that are parties to the composition with creditors, provided the requirements of the bankruptcy law are met, in order to ensure that all creditors of the companies under extraordinary administration are treated equally (equal treatment of creditors). In addition, these two types of actions clearly have different effects: payments received as a result of actions for damages reduce the amount of the overall damage suffered by the companies under extraordinary administration, while the amounts paid in connection with actions to void increase the liabilities of those companies by a corresponding amount. A creditor who received a payment that was later voided can include the resulting claim among the debtor's liabilities for the full amount of the voided payment and the claim can be satisfied with shares of the Issuer based on the final recovery ratios applicable to the claim, as well as with the warrants owed in accordance with the provisions of the Composition with Creditors.

Lastly, the Extraordinary Commissioner, based on facts and documents that have come to light and have been verified by the Extraordinary Commissioner and his consultants, believes that all of the civil actions that he filed in Italy and abroad are meritorious and deserve to be pursued. Nevertheless, all of these actions are in the initial stage and, consequently, it is impossible to make predictions about their outcome or about the amounts that could be recovered.

ACTIONS FOR DAMAGES						
Plaintiffs	**Defendants**	**Court where filed**	**Status of the dispute**	**Principal claim (millions of euros)**	**Subordinated claim (millions of euros)**	**Supplemental claim (millions of euros)**
Parmalat S.p.A. in AS; Parmalat Finanziaria S.p.A. in AS; Parmalat Finance Corporation BV in AS; Parmalat Capital Netherlands BV in AS; Parmalat Netherland BV in AS; Parmalat Soparfi SA in AS	UBS Limited; Deutsche Bank AG; Deutsche Bank AG London	Parma	Notified	The amount determined in the course of the proceedings, but not less than 2,199	1,210.9	420 UBS 350 DB
Parmalat S.p.A. in AS; Contal S.r.l. in AS	IFITALIA International Factors Italia S.p.A.	Parma	Notified	An amount to be determined in the proceedings in proportion to the liability for contributing to the financial collapse of the plaintiff companies from 1999 on	151.3 or any greater or smaller amount determined in the course of the proceedings	2.5 or any greater or smaller amount determined in the course of the proceedings
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	Credit Suisse First Boston International; Credit Suisse First Boston (Europe) Ltd	Parma	Notified	7,113 or any other amount determined in the course of the proceedings.	248 (in addition to two other items) or any other amount determined in the course	-

ACTIONS FOR DAMAGES						
Plaintiffs	**Defendants**	**Court where filed**	**Status of the dispute**	**Principal claim (millions of euros)**	**Subordi-nated claim (millions of euros)**	**Supplemen-tal claim (millions of euros)**
					of the proceedings	
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	Merrill Lynch International, Sires Star Limited	Parma	Notified	126.5 or any other amount determined in the course of the proceedings	-	-
Parmalat S.p.A. in AS	Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	Notified	An amount to be determined in proportion to the liability for contributing to the financial collapse of the plaintiff companies from 1999 on, but not less than 700	-	-
Parmalat S.p.A. in AS; Parmalat Finanziaria in AS; Parmalat Finance Corporation BV in AS; Parmalat Soparfi SA in AS; Parmalat Netherlands BV in AS; Parmalat Capital Netherlands BV in AS;	JPMorgan Europe Limited; JPMorgan Securities Ltd; Unicredito Italiano S.p.A.; Unicredit Banca Mobiliare – UBM S.p.A.; Unicredit Banca d'Impresa S.p.A.	Parma	Notified	4,400 plus financial expenses for the bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court	-	-
Parmalat S.p.A. in AS; Parmalat Finanziaria S.p.A. in AS; Parmalat Finance	Unicredit Banca Mobiliare S.p.A. – UBM S.p.A.; Banca	Parma	Notified	1,861.8 plus financial expenses for the	-	-

ACTIONS FOR DAMAGES						
Plaintiffs	**Defendants**	**Court where filed**	**Status of the dispute**	**Principal claim (millions of euros)**	**Subordi-nated claim (millions of euros)**	**Supplemen-tal claim (millions of euros)**
Corporation BV in AS; Parmalat Soparfi SA in AS; Parmalat Netherlands BV in AS; Parmalat Capital Netherlands BV in AS	Caboto S.p.A.; Banca Intesa S.p.A.			bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court		
Parmalat S.p.A. in AS	Banca di Roma S.p.A.	Parma	Notified	To be determined in proportion to the liability for contributing to the financial collapse, plus an amount to be substantiated in the course of the proceedings, but not less than 265	-	-
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	Banca d'Intermediazione Mobiliare IMI S.p.A.	Parma	Notified	An amount to be substantiated in the course of the proceedings, but not less than 1,300	-	-
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	OMITTED	Parma	Notification pending [1]	An amount to be substantiated in the course of the proceedings, but not less than 1,300	-	-

ACTIONS FOR DAMAGES						
Plaintiffs	**Defendants**	**Court where filed**	**Status of the dispute**	**Principal claim (millions of euros)**	**Subordi-nated claim (millions of euros)**	**Supplemen-tal claim (millions of euros)**
Parmalat S.p.A. in AS; Parmalat Finanziaria S.p.A. in AS	OMITTED	Milan	Notification pending [1]	4,857 plus an amount corresponding to the liability for contributing to the financial collapse, which will be determined in the course of the proceeding.	-	-
Parmalat S.p.A. in AS	OMITTED	Parma	Notification pending [1]	2,006.3 or any other amount determined in the course of the proceedings	-	-

Actions to Void in Bankruptcy

As is customary in such situations, the Extraordinary Commissioner has filed those actions to void in bankruptcy with respect to which he has ascertained or is in the process of ascertaining his right to file. Specifically, actions to void have thus far been filed with the Court of Parma against 71 Italian and foreign companies, in addition to those already filed before the Court of Parma against CSFB, Deutsche Bank, UBS and Morgan Stanley. The latter are reviewed below and have already been discussed in communications to the financial markets. Other actions to void are about to be filed by the Extraordinary Commissioner.

On August 19, 2004, the Extraordinary Commissioner of Parmalat S.p.A. in A.S. sued Credit Suisse First Boston International ("CSFB") before the Court of Parma in an action to void in bankruptcy, pursuant to Article 67 of the Bankruptcy Law, a forward sale agreement (the "Agreement") executed in January 2002. The Agreement subject of the action to void was executed as part of a transaction that involved the placement of convertible bonds totaling 500 million euros issued by Parmalat Partecipaçoes do Brasil Ltda and subscribed in full by CSFB. Under the Agreement, CSFB sold forward to Parmalat the conversion rights it acquired by virtue of the abovementioned 500-million-euro convertible bond issue, receiving as

[1] By this expression, the Issuer indicates that a summons has been delivered to a bailiff, who is responsible for complying with statutory requirements in ensuring that the summons is served on the defendant.
As of the date of publication of the Addendum to the Prospectus, the Issuer had not received proof that the summons had been served and, consequently, omitted the name of the defendant, as required by privacy laws (Legislative Decree No. 126/2003).

consideration the advanced payment by Parmalat of the sum of 248.3 million euros. The amount that Parmalat is asking CSFB to repay is 248.3 million euros, plus accrued interest. The Extraordinary Commissioner has reserved the right to sue CSFB separately for damages.

The Extraordinary Commissioner of Parmalat Finance Corporation BV in A.S. and Parmalat S.p.A. in A.S. sued Deutsche Bank S.p.A. ("Deutsche Bank") before the Court of Parma in an action to void in bankruptcy, pursuant to Article 67 of the Bankruptcy Law, a transaction executed in December 2003, as a result of which Deutsche Bank was able to reduce its exposure toward Parmalat S.p.A. by a total of about 17 million euros. The transaction amount that the court is being asked to void is 17 million euros, plus accrued interest. The Extraordinary Commissioner has reserved the right to sue Deutsche Bank separately for damages.

The Extraordinary Commissioner of Parmalat Finance Corporation BV in A.S. ("Parmalat BV") sued UBS Limited ("UBS") before the Court of Parma in an action to void in bankruptcy, pursuant to Article 67 of the Bankruptcy Law, a transaction executed in July 2003 that involved the placement of two bond issues with a total par value of 420 million euros (see Section One, Chapter I, Paragraph 1.1.2), as part of which Parmalat Finance Corporation BV agreed to buy 290 million euros of Banco Totta & Açores S.A. debt securities from UBS. The latter securities are credit-linked notes that were purchased from UBS as protection against the risk of default by the Parmalat Group. The transaction amount that the court is being asked to void is 290 million euros, plus accrued interest. The Extraordinary Commissioner has reserved the right to sue UBS separately for damages.

All of these actions are currently in the preliminary phase and, consequently, no prediction can be made about their outcome. In most of the actions to void filed by the Extraordinary Commissioner, the first hearing in which the parties appear before a judge have been held, and the defendants, in response to the summons, raised numerous objections on the merit of the actions.

In August 2005, the Extraordinary Commissioner served banks that are part of the Intesa Group with summons to appear in seven actions to void filed pursuant to Article 67 of the Bankruptcy Law.

The Extraordinary Commissioner has also sued TetraPak International S.A. (TetraPak International) in an action to void filed pursuant to Article 67, Section Two, and Article 64 of the Bankruptcy Law in connection with a financing transaction executed in April 2003 under a loan agreement pursuant to which TetraPak International loaned Parmalat Finance Corporation BV 15 million euros. This agreement was also signed by Parmalat S.p.A. as guarantor for Parmalat Finance Corporation BV. The purpose of the lawsuit is to recover about 15.1 million euros, which is the amount that Parmalat Finance Corporation BV paid the defendant on August 4, 2003.

In the action to void filed against Banca Popolare di Vicenza S.c.a.r.l., the defendant responded by raising preliminary and merit objections. It also countersued the plaintiff, Parmalat S.p.A. in AS, asking that it be ordered to pay 22.5 million euros for the monetary and moral damages caused by the fraudulent behavior of the previous Directors of the Group under extraordinary administration. The defendants in the other actions to void have not countersued.

The action to void filed by Parmalat S.p.A. in AS and Parmalat Finance Corporation BV in AS against Morgan Stanley and Morgan Stanley Bank was dropped when the Extraordinary Commissioner and the abovementioned banks reached a settlement in the amount of 155 million euros. This settlement was explained in greater detail in a press release issued by Parmalat Finanziaria S.p.A. in AS on July 19, 2005.

The action to void originally filed by Parmalat S.p.A. in AS against Irfis Medio Credito della Sicilia was dropped due to a subsequent lack of interest in pursuing it.

In certain cases, within the framework of actions filed by creditors with totally or partially excluded claims who are contesting the computation of the sum of liabilities, it became necessary for the Extraordinary Commissioner to demand the cancellation of the guarantees provided by companies of the Group under extraordinary administration during the year that preceded the declaration of insolvency, as allowed by Article 67 of the Bankruptcy Law. More specifically, if a creditor asks that a claim be included among the liabilities based on a guarantee provided by a company of the Group under extraordinary administration, the company in question, acting within the framework of the same legal action, must countersue, when the law so requires, asking that the guarantees provided during the year that preceded its declaration of insolvency be cancelled. Such counteractions to void may be filed only for an amount equal to the claim of the opposing party and solely for the purpose of securing rejection of the claim. In other words, the purpose of these actions to void is not to add cash to the Group's treasury but to prevent the alleged claim of a creditor from being included among the Group's liabilities.

However, it is important to keep in mind that the assumptions that underpin the Restructuring Program and the expectations of its success are based on industrial considerations and are independent of any gains that may be obtained by filing the abovementioned actions to void.

For the sake of full disclosure and given the impossibility at this point to make predictions about the outcome of the abovementioned actions to void, it is important to point out that, according to the Restructuring Program provided within the framework of the Proposal of Composition with Creditors, any surviving actions to void would be transferred to Parmalat S.p.A. and any gain that may be generated by these actions will obviously inure to Parmalat S.p.A., and that, therefore, such gain will benefit indiscriminately and indirectly all of the creditors who have become shareholders of Parmalat S.p.A., irrespective of which of the companies included in the Proposal of Composition with Creditors has filed a given action to void. All of the actions to void filed thus far against banks and bank-like institutions will be transferred to Parmalat S.p.A. As of the date of this Report, the aggregate euro amount claimed through these actions to void (the damage claims of existing actions to void) is 7,458 million euros, 92% of which refers to Parmalat S.p.A. in A.S.

Settlement with Morgan Stanley

In July 2005, acting with the approval of the Italian Ministry of Production Activities and having received a favorable opinion from the Oversight Committee, the Extraordinary Commissioner entered into an agreement with Morgan Stanley, Morgan Stanley & Co International Limited and Morgan Stanley Bank International Limited to settle any and all claims arising from transactions between the abovementioned companies and the Parmalat Group under extraordinary administration in consideration of the payment of 155 million euros to Parmalat S.p.A. in AS by the abovementioned companies. Parmalat S.p.A. in AS agreed to abandon all actions (to void) previously filed against Morgan Stanley and refrain from filing any actions for damages

against the abovementioned companies in connection with any liability for participating in bringing about and/or aggravating the financial collapse of the Parmalat Group.

Boschi Luigi & Figli S.p.A. Liability Action
Parmalat S.p.A. in A.S. is the owner of an 89.44% interest in Boschi Luigi & Figli S.p.A. ("**Boschi**"). On May 31, 2004, the Extraordinary Commissioner filed a complaint with the Court of Parma requesting an order of protective attachment of the personal and real property of Boschi's former Directors and Statutory Auditors after the following events had occurred: (a) all of the members of the Board of Directors and Board of Statutory Auditors were dismissed by an order handed down by the Court of Parma on January 22, 2004 as a result of a motion filed by the then Chairman of the Board of Statutory Auditors pursuant to article 2409 of the Italian Civil Code; and (b) the trustee appointed by the abovementioned Court filed a report explaining Boschi's financial collapse, which justified the decision to file a liability action against the abovementioned Directors and Statutory Auditors.

For the sake of full disclosure and given the impossibility at this point to make predictions about the outcome of the abovementioned actions to void, it is important to point out that, according to the Restructuring Program provided within the framework of the Proposal of Composition with Creditors, any surviving actions to void would be transferred to Parmalat S.p.A. and any gain that may be generated by these actions will obviously inure to Parmalat S.p.A., and that, therefore, such gain will benefit indiscriminately and indirectly all of the creditors who have become shareholders of Parmalat S.p.A., irrespective of which of the companies included in the Proposal of Composition with Creditors has filed a given action to void. All of the actions to void filed thus far against banks and bank-like institutions will be transferred to Parmalat S.p.A. As of the date of this Report, the aggregate euro amount claimed through these actions to void (the damage claims of existing actions to void) is 7,458 million euros, 92% of which refers to Parmalat S.p.A. in A.S. It is also important to note that this sum represents only the amounts requested thus far, that the defense that the opposing parties may put forth and the evidence they may produce are not known and that no discovery activity has been carried out.

By an order filed on July 5, 2004, the Court of Parma granted to the complainant, Parmalat S.p.A. in A.S., an order of protective attachment for the aggregate amounts of 3,000,000.00 euros for the former Directors and 2,000,000.00 euros for the former Statutory Auditors.

Subsequently, by a summons served on September 22, 2004, Parmalat S.p.A. in A.S. filed an action on the merits against all of the abovementioned individuals in which it asked the Court to (a) find that the defendants were contractually and extracontractually liable for Boschi's financial collapse and (b) order them jointly to pay damages estimated in the aggregate at 2,800,000 euros, or any larger or smaller amount that may be determined in the course of the proceedings.

During the course of these proceedings, the parties exchanged the briefs required pursuant to Article 7 of Legislative Decree No. 5/2001 and the plaintiff requested that a date for a hearing be set in accordance with the provisions of Article 12 of the same Legislative Decree. The judge granted this petition and will announce the date of the hearing in due course.

Administrative Proceedings Filed Against the Group

Complaints Filed with the Administrative Regional Court of Lazio

In the administrative venue, three complaints have been filed with the Administrative Regional Court of Lazio against several defendants, including Parmalat S.p.A. in A.S., the Ministry of Production Activities and the Ministry of Agricultural and Forest Policies challenging the decrees (Ministerial Decrees of December 24, 2003, January 30, 2004 and February 9, 2004) that declared certain Group companies eligible for Extraordinary Administration and appointed the Extraordinary Commissioner. These complaints were rejected by the Administrative Regional Court of Lazio with decisions dated July 12, 2004 and July 16, 2004.

On September 20, 2004, an organization that represents Italian consumer groups called Codacons, which was the losing complainant in one of the complaints, asked the Council of State to set aside the decision of July 12, 2004, with which the Administrative Regional Court of Lazio rejected a complaint filed by Codacons asking that the ministerial decrees that declared Parmalat S.p.A. and Parmalat Finance Corporation B.V. eligible for Extraordinary Administration Proceedings be declared invalid. To this date, no appeal of the rejections of the other two complaints has been filed.

Other complaints that are pending before administrative judges are reviewed below.

Citibank N.A. Complaint

On October 7, 2004, Citibank NA filed a complaint with the Regional Administrative Court of Lazio against the Ministry of Production Activities, the Ministry of Farming and Forestry Policies and the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. in A.S. and other companies of the Group under extraordinary administration. The complaint also names eight financial institutions, which it targets as respondents. The complainant asks the Court to annul or amend the Restructuring Program prepared by the Extraordinary Commissioner, the remarks attached by the Extraordinary Commissioner to the provisional list of creditors and the Ministerial Decree approving the abovementioned Restructuring Program (Ministerial Decree of July 23, 2004). The complainant is also requesting compensation *"for any damages arising from the measures challenged in the complaint that may be incurred by the complainant and not remedied by a reversing decision (…)."* No hearing has yet been scheduled in this case.

UBS AG Complaint

In a complaint dated December 15, 2004, UBS AG, a Swiss bank, sued before the Administrative Court of Lazio the Parmalat Group companies that have been placed under extraordinary administration, the Italian Ministries of Production Activities and of Agricultural and Forest Policies, Banca Intesa BCI and Banca Popolare di Lodi, asking that the Ministerial Decree authorizing the implementation of the Restructuring Program, the Restructuring Program itself, certain related official acts and the Decree by which the Italian Minister of Production Activities authorized the establishment of Fondazione Creditori Parmalat be declared null and void. UBS is also demanding compensation for the damages it suffered. The date of the first hearing has yet to be set.

Complaint by Minority Shareholders of Boschi Luigi & Figli S.p.A. in A.S.

In a complaint dated February 21, 2005 and notified only very recently, Messrs. Ljdia Manfredi, Paolo Boschi, Francesco Maini and Adolfo Cecchi sued, before the Administrative Court of Lazio, the Italian Ministry of Production Activities, the Extraordinary Commissioner of Parmalat S.p.A. in A.S., Parmalat S.p.A. in A.S., the

Extraordinary Commissioner of Boschi Luigi & Figli S.p.A. in A.S. and Boschi Luigi & Figli S.p.A. in A.S., asking that the Ministerial Decree of December 31, 2004, by which the Ministry of Production Activities declared Boschi Luigi & Figli S.p.A. eligible for extraordinary administration proceedings in accordance with the Marzano Law and extended the eligibility of Parmalat S.p.A. in A.S., appointing Enrico Bondi Extraordinary Commissioner, be declared null and void. The complainants are minority shareholders of Boschi Luigi & Figli S.p.A., owning together about 7.90% of the capital stock. The complainants contest the legality of the decree because, among other issues, Boschi Luigi & Figli S.p.A. was not insolvent, and they claim damages, the amount of which will be determined and quantified in the course of the proceedings. No hearing has yet been scheduled in this case.

Dutch Authority for Financial Markets

In February 2005, the Dutch government agency charged with overseeing the financial markets (Dutch Authority for Financial Markets) informed Parmalat Finance Corporation BV in A.S. that it is planning to levy fines against it, the maximum amount of which is currently estimated at 330,000 euros, for the alleged violation of Dutch laws governing the issuance of financial instruments. Subsequently, on August 2, 2005, the Dutch Authority for Financial Markets decided not to impose any fine on Parmalat Finance Corporation BV in AS.

Centrale del Latte di Roma S.p.A.

On May 3, 2005, the Italian Supreme Court, meeting with all Justices in attendance, ruled that the Administrative Court had jurisdiction over the action filed by Ariete Fattoria Latte Sano S.p.A. ("Ariete Fattoria") against the City of Rome and Cirio S.p.A., Parmalat S.p.A. in AS and Granarolo Felsinea S.p.A. This decision upheld Council of State Decision No. 4167 of July 14, 2003, by which the Council of State ruled that the Administrative Court had jurisdiction over the abovementioned case. These proceedings, in which Parmalat S.p.A. in AS is a respondent, stems from a complaint filed by Ariete Fattoria against the City of Rome in which Ariete Fattoria requested the rejection of the opposition by the City of Rome to a notice filed by Ariete Fattoria in 2000 by which the latter asked the City of Rome to cancel a contract to sell to Cirio S.p.A. a majority interest it owned in Centrale del Latte di Roma S.p.A. and issue a new call for tenders. Ariete Fattoria claims that the City of Rome was aware that Cirio S.p.A. had allegedly violated the sales agreement by first transferring its interest in Centrale del Latte di Roma S.p.A. to Eurolat S.p.A. in AS, which it sold to Parmalat S.p.A. in AS in 1999. The administrative judge is being asked to rule on the merit of the action filed by Ariete Fattoria, which requested (a) that the City of Rome be ordered to cancel the agreement to sell its interest in Centrale del Latte di Roma S.p.A. to Cirio S.p.A., which would then force the current owner (Eurolat S.p.A. in AS, now the Assumptor) to relinquish ownership, and issue a new call for tenders; or (b) that the City of Rome be ordered to pay the corresponding damages in cash.

It is important to note the following: (i) A ruling has yet to be handed down on the merit of this lawsuit, since the judges involved have only ruled on jurisdictional issues; (ii) no claim for damages has been filed against Parmalat S.p.A. in AS.

Lastly, Ariete Fattoria has filed an additional lawsuit, currently pending before the Civil Court of Rome, which is substantially the same as the action filed with the Administrative Court. In this second lawsuit, Ariete Fattoria is asking that the sales agreement between the City of Rome and Cirio S.p.A. be declared null and void, that the City of Rome be ordered to pay damages and that the settlement agreement executed on July 7, 1999 by the City of Rome, Cirio S.p.A., Parmalat S.p.A. in AS and Eurolat S.p.A. in AS be voided.

Administrative Proceedings Filed by the Group

Parmalat S.p.A. is a party to proceedings filed before the Regional Administrative Court of Lazio by Granarolo S.p.A., challenging a decision in which the Italian Antitrust Agency, acting pursuant to a complaint filed by Parmalat S.p.A. in A.S., found that advertisements published by Granarolo were deceptive.

Decisions and Investigative Proceedings by the Italian Antitrust Agency

Newlat S.r.l. and Carnini S.p.A. Investigative Proceedings

On July 22, 2004, the Italian Antitrust Agency (abbreviated as **AGCM** in Italian) launched two investigative proceedings involving Parmalat S.p.A. in A.S. In the first complaint, which has to do with Newlat S.r.l., the AGCM charged Parmalat S.p.A. in A.S. with failing to comply with the terms of its Resolution No. 7424 of July 27, 1999, with which it authorized Parmalat to buy Eurolat from the Cirio Group. These terms specifically included the obligation to sell Newlat S.r.l., a company to which certain brands and production facilities had been conveyed. The second complaint charged Parmalat with failing to provide the AGCM with prior notice of its planned purchase of a controlling interest in Carnini S.p.A.

In a decision handed down on January 31, 2005, the AGCM found that Carnini is in fact under the control of Parmalat S.p.A., which, therefore, was in violation of the obligation to provide prior notice before carrying out a business combination and was ordered to pay a penalty of 1,000 euros. The penalty is to be collected in a manner consistent with the principle of equal treatment of all creditors. With regard to the Newlat issue, the AGCM also found that Parmalat S.p.A. failed to comply with its requirements and ordered it to pay the minimum statutory penalty, which amounts to 11,180,718 euros. This penalty will also be included in the composition with creditors proceedings and an appropriate reserve has been established.

In January 2005, the AGCM launched two investigative proceedings against Parmalat S.p.A. in A.S. in connection with events involving Newlat and Carnini. The AGCM is seeking to determine whether the actions that are being investigated in these proceedings have enabled Parmalat S.p.A. in A.S. to secure a dominant position in the milk and dairy markets. On March 10, 2005, the AGCM authorized the concentration of Parmalat S.p.A. in A.S. and Carnini S.p.A., since the combination of the market shares of these two companies, particularly in the fresh milk segment, does not constitute or strengthen a dominant position.

At the end of March 2004, Parmalat S.p.A. in A.S. received notice of a complaint filed against the AGCM before the Regional Administrative Court, in January 2005, asking that the decision issued by the AGCM in 1999 with regard to the Newlat concentration be set aside. The complainant is making no demand against Parmalat S.p.A. in A.S. No date has yet been set for the first hearing.

On July 8, 2005, the decision of the AGCM in the investigative proceedings launched in January 2005 was handed to Parmalat S.p.A. in AS. The AGCM ordered that Parmalat S.p.A. in AS : (a) in view of its ownership of Newlat S.r.l., sell the *Matese* and *Torre in Pietra* brands to a third party who meets certain requirements within 12 months of the date of the decision; (b) sell to the qualified buyer, if the buyer requests them, the production facilities located in Frosinone and Paestum-Capaccio Scalo; (c) within six months of the date of the decision, file with the AGCM an initial report on its compliance with the above requirements; (d) inform

the AGCM if it is unable to locate willing buyers within the time frame specified in (c); and (e) within 12 months of the date of the decision, file a second report with the AGCM to confirm that the abovementioned brands and/or production facilities have been sold.

On July 18, 2005, S.E.I.T. S.p.A., which is licensed to collect taxes on behalf of the Province of Parma, served Parmalat S.p.A. with a notice of assessment that included the fines levied on Parmalat S.p.A. by the AGCM as a result of the AGCM's decision on the Newlat case, which amounted to 11,188,394.14 euros.

On July 19, 2005, S.E.I.T. S.p.A. filed an application, as a late-filing creditor, seeking to include among the liabilities of Parmalat S.p.A. in AS a prededuction claim amounting to 11,181,718.93 euros and an unsecured claim amounting to 519,949.93 euros. This application has not yet been transmitted to Parmalat S.p.A. in AS.

The lawyers retained by the Company are studying how to best respond to these developments.

Challenges and Oppositions

On December 16, 2004, the final list of creditors of the Companies Included in the Composition with Creditors that was drawn up by the *Giudici Delegati* was filed with the Office of the Clerk of the Court of Parma. On December 28, 2004, the list was published in issue No. 303 of the Official Gazette of the Italian Republic, together with an indication of the deadline within which creditors may challenge the computation of liabilities pursuant to Article 98 of the Italian Bankruptcy Law or oppose it pursuant to Article 100 of the same law. The deadline for creditors residing in Italy expired 15 days after the abovementioned date of publication and the deadline for creditors residing outside Italy expired 30 days after the abovementioned date of publication. A total of 504 challenges and oppositions have been filed pursuant to the two abovementioned articles of the Italian Bankruptcy Law. Several of these challenges are in the process of being notified.

Oppositions filed pursuant to Article 100 of the Italian Bankruptcy Law are reviewed below.

In two complaints filed on January 12, 2005, the joint representative of the holders of the Parmalat Finanziaria S.p.A. 1997/2007, Parmalat Finanziaria S.p.A. 1997/2007 (second issue) and Parmalat Finanziaria S.p.A. 1998/2010 bond issues filed oppositions before the Court of Parma pursuant to Article 100 of the Italian Bankruptcy Law and Article 4-*bis*, Section 6, of the Marzano Law. These opposition actions were dropped on March 3, 2005.

In a complaint filed pursuant to Article 100 of the Italian Bankruptcy Law on January 27, 2005, Parmalat Pacific Holdings (Pty) Ltd asked the Court of Parma to remove from the liabilities of Parmalat S.p.A. in A.S. a claim put forth by Bank of America N.A. ("**BofA**") in the amount of US$119,243,637.88 (96,109,968.47 euros). This claim stems from a loan agreement executed on November 8, 2002 by Parmalat Capital Finance Limited (a Cayman-based company of the Group under extraordinary administration), as borrower, and Cur Holding Limited, as lender. The claim was transferred to BofA on July 16, 2003. If the complainant's demands are granted, the Group would have to recognize a corresponding prior-period gain in its financial statements.

In a complaint filed pursuant to Article 100 of the Italian Bankruptcy Law on January 27, 2005, Parmalat Pacific Holdings (Pty) Ltd asked the Court of Parma to remove from the liabilities of Parmalat S.p.A. in A.S. a claim put forth by Credit Suisse First Boston International ("**CSFB**") in the amount of 245,400,499.08 euros. This claim stems from a complex transaction involving a convertible bond issue floated by the subsidiary Parmalat Participacoes do Brasil Lda ("**Parmalat Participacoes**") and subscribed in full by CSFB. As part of this transaction, Parmalat S.p.A. and CSFB executed a forward sale agreement covering the shares that Parmalat Participacoes would have been required to issue when the bonds matured and CSFB exercised its conversion rights. The forward sales agreement specifically provides for Parmalat S.p.A. to pay CSFB an additional settlement amount, should certain events (one of which is the insolvency of Parmalat S.p.A.) occur.

On January 12, 2005, Parmafactor S.p.A. ("**Parmafactor**") filed, before the Court of Parma, a challenge pursuant to Article 98 of the Italian Bankruptcy Law and an opposition pursuant to Article 100 of the same law (as well as a late application for claim verification pursuant to Article 101 of the Italian Bankruptcy Law for additional amounts) putting forth claims that arise from factoring transactions it executed with Parmalat S.p.A. in which several legal entities were the assignors.

More specifically, Parmafactor challenged the inclusion of certain creditors (i.e., Azienda Agricola La Furia for 241,074.28 euros; Azienda Agricola Nordera for 207,028.05 euros; Coop. Latte Melzese for 976,836.54 euros; Novalat for 335,014.28 euros; and Teorema for 616,429.78 euros), requesting the attribution of these claims in its capacity as their assignee.

Hearings in the abovementioned challenges and oppositions and applications for inclusion of claims by late filing creditors were held in June and July. The *Giudici Delegati* agreed to proceed within the statutory deadlines and set subsequent hearings for October, November and December 2005 and January 2006.

Events Occurring After June 30, 2005

Significant transactions that were executed after June 30, 2005 are reviewed below.

A Settlement with Morgan Stanley Is Signed

A proposed agreement with Morgan Stanley that settles all existing mutual actions for damages and claims was approved by the Ministry of Production Activities and was accepted. The dispute originated from transactions executed before Parmalat became eligible for extraordinary administration proceedings.

Morgan Stanley paid a settlement of 155 million euros, which was collected on July 18, 2005.

Restructuring of the Brazilian Operations

On July 28, 2005, the Group's Brazilian companies (Parmalat Brasil Industria de Alimentos SA and Parmalat Participacoes do Brasil Ltda), which in 2004, in accordance with the law then in force, had been declared eligible for a type of composition with creditors called *Concordata*, petitioned the Brazilian court of venue to be found eligible for a new type of composition with creditors called *Recuperação Judicial*, which had become available following the enactment in Brazil of a new bankruptcy law. The court granted this petition and the court decision was published pursuant to law.

As a result, the July 2, 2005 deadline that had been set under the *Concordata* no longer applied and, in accordance with the terms of the new proceedings, restructuring plans were filed on September 3 and 8, 2005, respectively. They must be finalized and approved by the creditors within four months. If the restructuring plans cannot be finalized and approved, the Judge can declare the two companies bankrupt.

The Equity Investment in NöM AG Is Sold

Having received the approval of the Ministry of Production Activities, Parmalat Austria Gmbh sold its equity investment in the Austrian company called NöM AG to Raiffeisen-Holding Niederösterreich-Wien reg. Genossenschaft m.b.H. The investment was equal to 25% of the share capital plus one share. The price of 35,000,000.00 euros was collected on August 8, 2005.

This sale also settles the dispute with Raiffeisen-Holding Niederösterreich-Wien reg. Genossenschaft m.b.H.

Parmalat Portugal Produtos Alimentares Lda. Refinances Its Indebtedness

On August 5, 2005, Parmalat Portugal Produtos Alimentares Lda. and five lender banks signed an agreement whereby:

a) The banks, working through a lending syndicate that includes Caixa – Banco de Investimento S.A., Caixa Geral de Depósitos S.A., Millennium bcp – Banco Comercial Português S.A., Banco Espírito Santo S.A. and Caixa Central de Crédito Agrícola Mútuo C.R.L., provided Parmalat Portugal Produtos Alimentares Lda. with financing totaling 23,289,466.00 euros;

b) Parmalat Portugal Produtos Alimentares Lda. agreed to use these funds to repay past due indebtedness owed to its six current lender banks, on which it is currently in default.

A guarantee that Parmalat S.p.A. in Amministrazione Straordinaria had provided to secure the old loans was cancelled and the assets of Parmalat Portugal Produtos Alimentares Lda. were used as collateral.

The new loans mature in five years.

This transaction was authorized by the Ministry of Production Activities.

Progress Report on the Implementation of Corrective Actions Taken to Upgrade the Management Control System of Parmalat S.p.A.

Pursuant to the Prospectus published as part of the process of securing listing in Italy of Parmalat S.p.A. common shares and warrants, Parmalat S.p.A. is required to provide regular updates on the progress made in upgrading its management control system.

To comply with this requirement, Parmalat S.p.A. retained the services of Reply S.p.A. for the purpose of assessing the progress made in implementing this project. Reply S.p.A. will communicate its findings to the Sponsor Mediobanca – Banca di Credito Finanziario S.p.A.

Reply S.p.A. certified that the programs required to secure stock market listing were completed and implemented thoroughly and that the actions planned to upgrade the Company's management control system are being implemented on schedule.

Interest Held by the San Paolo IMI Group

Based on the information received and the data analyzed, it appears that the interest that the San Paolo IMI Banking Group is expected to hold in the share capital of Parmalat S.p.A., should the Proposal of Composition with Creditors be approved and implemented, will be 1.75% and not 2.26%, as erroneously stated in the Prospectus.

Consequently, the San Paolo IMI Banking Group should not be included among the parties that hold an interest of 2% or more of the share capital of Parmalat S.p.A., as was incorrectly shown in the schedules that appear in Section One, Chapter III, Paragraph 3.3 of the Prospectus published by Parmalat S.p.A. on May 27, 2005.

An Agreement Is Reached to Sell Parmalat (Nanjing) Dairy Co. Ltd.

An *agreement to sell the Chinese subsidiary Parmalat* (Nanjing) Dairy Co. Ltd. *to the minority shareholder* Nanjing Dairy (Group) Co., Ltd. was reached on August 12, 2005.

The closing of the sale is subject to the satisfaction of certain conditions precedent.

An Agreement Is Reached to Sell Parmalat (Tianjin) Dairy Co. Ltd.

An agreement to sell the Chinese subsidiary Parmalat (Tianjin) Dairy Co. Ltd to the minority shareholders Tianjin Dairy Products Plant and Tianjin N°2 Dairy Products Plant was reached on August 26, 2005.

The closing of the sale is subject to the satisfaction of certain conditions precedent.

The Company Is Authorized to Enter into an Agreement to Sell the Business Operations of the Operational Franchisees

On September 13, 2005, the Italian Ministry of Production Activities, having received a favorable opinion from the Oversight Committee, issued a special decree authorizing the Company to enter into an agreement to sell the business operations of certain operational franchisees under extraordinary administration to Parmalat Distribuzione Alimenti S.r.l., a wholly owned subsidiary of Parmalat S.p.A. in Amministrazione Straordinaria, for the purpose of carrying out a restructuring of the distribution activities of the Parmalat Group and providing the Group with continued access to the services and business operations of the abovementioned franchisees.

On October 1, 2005, Parmalat Distribuzione Alimenti S.r.l. purchased the business operations of the franchisees under extraordinary administration at a price of 2.8 million euros.

The Company Is Authorized to Sell Its Italian Bakery Products Operations

On September 15, 2005, the Italian Ministry of Production Activities, having received a favorable opinion from the Oversight Committee, issued a special decree authorizing the sale of the Company's Italian bakery products operations, which include manufacturing facilities located in Atella (PZ), Bovolone (VR), Lurate Caccivio (CO) and Nusco (AV), and several brands, including Grisbì, Mr Day, Matin, Dolcezze di Campo and Prontoforno, to Vicenzi Biscotti S.p.A. at a net price of 19 million euros (higher than the book value of about 17 million euros at which these operations were carried), provided the transaction is approved by the Italian antitrust authorities. The agreement calls for the buyer to maintain staffing at the current level for at least two years. Receivables and payables will not be transferred to the buyer, with the exception of the provision for employee severance benefits and other payroll liabilities totaling about 9 million euros.

The Parmalat Proposal of Composition with Creditors Is Approved

On October 1, 2005, the Italian bankruptcy judges filed Decision No. 22/05 of October 1, 2005 with the Office of the Clerk of the Court of Parma. This decision approves the Proposal of Composition with Creditors pursuant to Article 4 *bis* of Law No. 166 of July 5, 2004 and Legislative Decree No. 119 of May 3, 2004, as amended, which was put forth on March 3, 2005 by the 16 companies under extraordinary administration: Parmalat S.P.A., Parmalat Finanziaria S.P.A., Eurolat S.P.A., Lactis S.P.A., Geslat S.R.L., Parmengineering S.R.L., Contal S.R.L., Dairies Holding International BV, Parmalat Capital Netherlands BV, Parmalat Finance Corporation BV, Parmalat Netherlands BV, Olex SA, Parmalat Soparfi SA, Newco S.R.L., Panna Elena C.P.C. S.R.L. and Centro Latte Centallo S.R.L.

Start of Trading

On October 6, 2005, Borsa Italiana S.p.A. allowed trading in the shares of Parmalat S.p.A. to begin.

Outlook for the Group's Operations

Conditions in the markets in which the Group operates are not expected to change significantly during the second half of 2005. As a result, for the balance of the year the Group's operations should perform as well as or better than they did in the first six months of 2005.

The net financial position of the Group's Parent Company is expected to show a slight decrease in net financial assets. At the Group level, indebtedness is expected to fall below 500 million euros.

Pro Forma Summaries of Operating Performance and Financial Position Prepared in Accordance with IFRS/IAS Principles

PARMALAT SPA

PRO FORMA RECLASSIFIED BALANCE SHEET

(in millions of euros)	June 30, 2005	December 31, 2004
A NON-CURRENT ASSETS		
Intangibles	501.4	472.4
Property, plant and equipment	103.2	112.1
Non-current financial assets	983.4	997.2
Total	**1,588.0**	**1,581.7**
B AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES	**18.4**	**17.2**
C NET WORKING CAPITAL		
Inventories	35.2	43.3
Trade receivables	220.0	226.5
Other assets	190.1	184.7
Trade payables (-)	(289)	(305.9)
Other liabilities (-)	(96.7)	(94.2)
Total	**59.6**	**54.4**
D INVESTED CAPITAL, NET OF OPERATING LIABILITIES (A+B+C)	**1,666**	**1,653.3**
E PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES	**(39.7)**	**(38.8)**
PROVISIONS FOR RISKS AND CHARGES	**(192.4)**	**(227.0)**
PROVISIONS FOR LIABILITIES FROM CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(16.2)**	**(46.2)**
F NET INVESTED CAPITAL (D-E)	**1,417.7**	**1,341.3**
Covered by:		
G SHAREHOLDERS' EQUITY		
Share capital	1,600.9	1,541.2
Other reserves	(2.6)	(5.7)
Reserve for claims of late-filing creditors	35.8	0.0
Reserve for contested liabilities convertible exclusively into share capital	196.2	238.9
Retained earnings (Loss carryforward)	(199.4)	(32.6)
Profit (Loss) for the period	19.1	(166.8)
Total	**1,650**	**1,575.0**
I NET FINANCIAL ASSETS		
Loans payable to banks and other lenders	14.1	15.5
Cash and cash equivalents (-)	(246.4)	(249.2)
Total	**(232.3)**	**(233.7)**
L TOTAL COVERAGE SOURCES	**1,417.7**	**1,341.3**

PARMALAT SPA

PRO FORMA RECLASSIFIED INCOME STATEMENT

(in millions of euros)	First half 2005
A REVENUES	
Sales and service revenues	525.7
Other revenues and income	3.7
Total	**529.4**
B OPERATING COSTS	
Raw materials, services used and miscellaneous costs	(447.8)
Labor costs	(51.5)
C EBITDA	30.1
Additions to other provisions	(6.8)
Depreciation, amortization and writedowns	(12.5)
D INCOME BEFORE EXTRAORDINARY ITEMS, INTEREST AND TAXES	**10.8**
Extraordinary income (expense)	5.4
E EBIT	**16.2**
Net financial income (expense)	7.6
F PROFIT BEFORE TAXES	**23.8**
Income taxes	(2.6)
G PROFIT FROM CONTINUING OPERATIONS	**21.2**
Loss from discontinuing operations	(2.1)
H PROFIT FOR THE PERIOD	**19.1**

PARMALAT GROUP

PRO FORMA RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euros)	June 30, 2005	December 31, 2004
A NON-CURRENT ASSETS		
Intangibles	1,517.6	1,517.0
Property, plant and equipment	563.3	565.8
Non-current financial assets	35.8	65.8
Total	**2,116.7**	**2,148.6**
B AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES	**71.7**	**40.1**
C NET WORKING CAPITAL		
Inventories	338.2	299.5
Trade receivables	494.8	485.7
Other assets	312.7	281.9
Trade payables (-)	(555.7)	(532.4)
Other liabilities (-)	(215.8)	(215.6)
Total	**374.2**	**319.1**
D INVESTED CAPITAL, NET OF OPERATING LIABILITIES	**2,562.6**	**2,507.8**
E PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES (-)	**(93.0)**	**(89.4)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(174.5)**	**(224.3)**
PROVISIONS FOR LIABILITIES FROM CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(16.2)**	**(46.2)**
F NET INVESTED CAPITAL	**2,278.9**	**2,147.9**
Covered by:		
G SHAREHOLDERS' EQUITY		
Share capital	1,600.9	1,541.2
Reserve for contested liabilities convertible exclusively into share capital	196.2	238.9
Reserve for claims of late-filing creditors	35.8	0.0
Other reserves	(14.2)	(5.7)
Retained earnings (Loss carryforward)	(226.4)	(41.4)
Profit (Loss) for the period	39.6	(185.0)
Minority interest in shareholders' equity	61.4	58.0
Total	**1,693.3**	**1,606.0**
I NET BORROWINGS		
Loans payable to banks and other lenders	997.2	952.4
Loans payable to Group companies	4.2	20.4
Other financial assets (-)	(0.6)	(0.4)
Financial accrued income and prepaid expenses	(70.9)	(65.6)
Cash and cash equivalents (-)	(344.3)	(364.9)
Total	**585.6**	**541.9**
L TOTAL COVERAGE SOURCES	**2,278.9**	**2,147.9**

PARMALAT GROUP

PRO FORMA RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(in millions of euros)	First half 2005
Sales and service revenues	1,847.8
Other revenues and income	6.6
A TOTAL NET REVENUES	**1,854.4**
B OPERATING COSTS	
Raw materials, services used and miscellaneous costs	(1,498.3)
Labor costs	(214.5)
C EBITDA	141.6
Additions to other provisions	(9.9)
Depreciation, amortization and writedowns	(46.3)
D INCOME BEFORE EXTRAORDINARY ITEMS, INTEREST AND TAXES	**85.4**
Extraordinary income (expense)	19.5
E EBIT	**104.9**
Net financial income (expense)	(46.5)
Revaluations (Writedowns) of financial assets	(0.0)
F PROFIT BEFORE TAXES	**58.4**
Income taxes	(16.6)
G PROFIT FROM CONTINUING OPERATIONS	**41.8**
Loss from discontinuing operations	(2.2)
H PROFIT FOR THE PERIOD	**39.6**
Minority interest in (profit) loss	0.0
Group interest in profit	39.6

PARMALAT GROUP

STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN THE FIRST HALF OF 2005

(in millions of euros)	
Net borrowings at the beginning of the period	**541.9**
Changes during the first half of 2005:	
- Cash flow from operating activities	(32.4)
- Cash flow from investing activities	18.6
- Impact of currency translations on borrowings at the beginning of the period	53.2
- Cash flow from discontinuing operations	2.2
- Sundry items	2.1
Total changes during the first half of 2005	**43.7**
Net borrowings at the end of the period	**585.6**

(in millions of euros)	**6/30/05**	**12/31/04**
Net borrowings		
Loans payable to banks and other lenders	997.2	952.4
Loans payable to Group companies	4.2	20.4
Other financial assets (-)	(0.6)	(0.4)
Financial accrued income and prepaid expenses	(70.9)	(65.6)
Cash and cash equivalents (-)	(344.3)	(364.9)
Total	**585.6**	**541.9**

RECONCILIATION OF STATEMENT OF CHANGES IN NET BORROWINGS AND OF CASH FLOW STATEMENT (Cash and cash equivalents)

(in millions of euros)	**Cash and cash equivalents**	**Gross indebtedness**	**Net amount**
Opening balance	**(364.9)**	**906.8**	**541.9**
Cash flow from operations	(32.4)		(32.4)
Capital expenditures	18.6		18.6
Redemption of financial liabilities	32.2	(32.2)	
Impact of currency translations		53.2	53.2
Cash flow from discontinuing operations	2.2		2.2
Sundry items		2.1	2.1
Total	**(344.3)**	**929.9**	**585.6**

During the first half of 2005, net borrowings increased by 43.7 million euros. This change is the net result of currency translation differences amounting to 65.8 million euros, which includes 53.2 million euros from the conversion into euros of the net borrowing in local currencies of the Canadian and Australian operations, and

12.6 million euros incurred on borrowings in U.S. dollars of the Venezuelan subsidiaries, which could not be hedged. Excluding these changes, the cash flow for the first half of 2005 was positive by 22.1 million euros, as the operating cash flow totaling 45.0 million euros (32.4 million euros in cash flow from operations after an adjustment of 12.6 million euros in charges attributable to the Venezuelan subsidiaries) was offset in part by capital expenditures of 18.6 million euros and sundry items for the balance.

Balance Sheet and Statement of Income at June 30, 2005 of Parmalat S.p.A. (formerly Cimabue)

The financial statements of Parmalat S.p.A. at June 30, 2005 that appear on the following pages were approved by the Company's Board of Directors on September 14, 2005. They are presented together with a cash flow statement and a statement of changes in shareholders' equity.

Balance Sheet

PARMALAT SPA (FORMERLY CIMABUE)		
(in euros)	June 30, 2005	December 31, 2004
ASSETS		
A RECEIVABLES FROM SHAREHOLDERS	0	0
B NON-CURRENT ASSETS	0	0
C CURRENT ASSETS		
II Accounts receivable		
- due within one year	1,632,035	510,690
IV Cash and cash equivalents	564,353	85,846
Total	**2,196,388**	**596,176**
D ACCRUED INCOME AND PREPAID EXPENSES	**8,729,786**	**5,705,407**
TOTAL ASSETS	**10,926,174**	**6,301,583**
LIABILITIES AND SHAREHOLDERS' EQUITY		
A SHAREHOLDERS' EQUITY		
I Share capital	120,000	120,000
VII Other reserves	34,690	0.0
VIII Retained earnings (Loss carryforward)	(14,347)	(310)
IX Profit (Loss) for the period	(531,244)	(14,347)
Total	**(390,901)**	**105,343**
B PROVISIONS FOR RISKS AND CHARGES	**0**	**0**
C PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES	**0**	**0**
D LIABILITIES		
- due within one year	**11,317,075**	**6,196,240**
E ACCRUED EXPENSES AND DEFERRED INCOME	**0**	**0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,926,174**	**6,301,583**

Income Statement

PARMALAT SPA (FORMERLY CIMABUE)		
(in euros)	**First half 2005**	**2004 full year**
A PRODUCTION VALUE	**0**	**0**
B PRODUCTION COSTS		
7) Services used	472,585	10,683
14) Other operating costs	683	3,023
Total	**473,268**	**13,706**
C NET PRODUCTION VALUE	**(473,268)**	**(13,706)**
D FINANCIAL INCOME AND EXPENSE		
16) Other financial income	1,373	638
17) Interest and other financial expense	59,349	1,279
E VALUE ADJUSTMENTS ON FINANCIAL ASSETS	**0**	**0**
F EXTRAORDINARY INCOME AND EXPENSE	**0**	**0**
G PROFIT (LOSS) BEFORE TAXES	**(531,244)**	**(14,347)**
22) Current, deferred and prepaid income taxes	0	0
PROFIT (LOSS)	**(531,244)**	**(14,437)**

Cash Flow Statement

PARMALAT SPA (FORMERLY CIMABUE)	
(in euros)	**First half 2005**
OPERATING ACTIVITIES	
Loss before taxes	(531,244)
Change in net working capital	(5,750,714)
Cash flows from operating activities	**(6,281,958)**
Cash flows from investing activities	**-**
FINANCING ACTIVITIES	
Cash flow from borrowings	6,725,825
Capital contributions	35,000
Cash flows from financing activities	**6,760,825**
Net change in liquidity in the first half of 2005	**478,867**
Net cash and cash equivalents at January 1, 2005	85,486
Net cash and cash equivalents at December 31, 2005	564,353

STATEMENT OF CHANGE IN SHAREHOLDERS' EQUITY

(in thousands of euros)

	Share capital	Other reserves	Loss carryforward	Loss for the period	Shareholders' equity
Balance at December 31, 2004	120	0	(0.3)	(14)	105
Transfer to Loss carryforward			(14)	14	0
Reclassified to Reserves		(0.3)	0.3		0
Contribution to cover losses		35			35
Loss for the period				(531)	(531)
Balance at June 30, 2005	**120**	**34**	**(14)**		**(390)**

Note to the Financial Statements

As allowed under Article No. 2435-*bis* of the Italian Civil Code, the financial statements at June 30, 2005 are presented in abbreviated form. They are nevertheless consistent with the requirements of the International Financial Reporting Standards (IFRS).

The adoption of the IFRS, in place of the accounting principles used in the past (Italian Accounting Principles), for presenting the data for the first six months of 2005 did not produce material differences, mainly because the Company is operational only to a very limited extent while it waits to receive, through conveyance, the operations of the Parmalat Group, which will occur when the Proposal of Composition with Creditors is approved. Likewise, no significant restatement of the opening balances of the balance sheet accounts prior to January 1, 2005 was necessary.

The income statement at June 30, 2005 shows a loss of 531,244 euros, attributable almost entirely to the Company's operating costs.

The disclosures required by Articles 2427 and 2435-*bis* of the Italian Civil Code are provided below (listed in accordance with the numeration found in the abovementioned Articles):

1) The Company held no intangibles; property, plant and equipment; or non-current financial assets at June 30, 2005.

   Accounts receivable, which consist mainly of amounts owed by the tax administration and rebillable costs, are carried at face value. All are deemed to be collectible.

   Cash and cash equivalents are shown at face value.

   Accrued income and prepaid expenses represent costs that were incurred on or before June 30, 2005 but are attributable to future periods (more details about this item are provided below, in the section that analyzes changes to the components of the balance sheet).

   Liabilities are carried at face value.

   The Company carried no *accrued expenses and deferred income.*

4) The reasons for the changes that occurred to the asset and liability accounts, when compared with December 31, 2004, are reviewed below:

   The increase in accounts receivable (about 1,121,000 euros) includes a rise in VAT credits totaling 599,000 euros, which reflects invoices received during the first half of 2005, and the amount of rebillable costs incurred on behalf of the Foundation (520,000 euros).

Prepaid expenses, which increased by about 3,024,000 euros, comprise the costs incurred during the first half of 2005 to secure stock market listing of the Company's shares (2,735,000 euros) — these costs are attributable to the period when the listing actually takes place — and 289,000 euros in prepaid insurance premiums.

Pursuant to a resolution adopted by the Board of Directors on July 22, 2004, the Company, acting in its capacity as Assumptor, approved the Proposal of Composition with Creditors of the Companies of the Parmalat Group, as presented by the Extraordinary Commissioner and approved by the relevant Ministries. In accordance with the terms of the abovementioned resolution, the Company will defray the costs of listing its shares on the stock market, treating them as prepaid expenses until the shares are actually listed. However, as agreed with the companies that are parties to the Composition with Creditors, the listing costs will be rebilled to the abovementioned companies if the Proposal of Composition with Creditors is not approved.

Shareholders' equity decreased by about 496,000 euros as the net result of the following changes:

- An increase of 35,000 euros to cover the loss brought forward and establish a reserve for future losses, in accordance with a resolution approved by the Shareholders' Meeting on March 1, 2005;
- A decrease of about 531,000 euros due to the loss for the period.

On August 29, 2005, the shareholder Fondazione Creditori Parmalat contributed 1,000,000 euros to the reserve for coverage of losses. This contribution was necessary because the Company's capital had fallen below the statutory minimum as a result of the abovementioned loss. This contribution also covers the expected loss through September 30, 2005, by which time the Proposal of Composition with Creditors should be approved, resulting in the issuance and subscription of an already approved capital increase for the benefit of the former creditors of the Parmalat Group

Liabilities increased by about 5,121,000 euros as the net result of the following changes:

a) A decrease in trade payables of about 1,545,000 euros;

b) A decrease of about 60,000 euros in the amount owed to the tax administration for taxes withheld;

c) An increase of about 6,725,825 euros in loans payable to Parmalat S.p.A. in Amministrazione Straordinaria. These loans, which were used to pay supplier invoices, were provided by Parmalat S.p.A. in Amministrazione Straordinaria on standard market terms that are consistent with the provisions of the agreements executed by the various companies that are parties to the Composition with Creditors.

5) At June 30, 2005, the Company did not hold equity investments.

6) At June 30, 2005, the Company did not hold receivables or payables that are due in more than five years. The Company has no liability that is collateralized by corporate assets.

8) During the first half of 2005, the Company did not increase the value of its assets by capitalizing financial expense.

11) During the first half of 2005, the Company did not receive income from equity investments.
The Company also makes the following disclosures:
- The Company does not own, either directly or through nominees or representatives, treasury shares or shares of controlling companies;
- During the first half of 2005, the Company neither bought nor sold treasury shares or shares of controlling companies, either directly or through nominees or representatives;
- The Company has no employees.

Significant Events Occurring in 2005

On March 1, 2005, as set forth in an instrument filed under No. 83961, Angelo Busani, Notary in Parma, the Company's Extraordinary Shareholders' Meeting approved several resolutions, including those summarized below:

a) To carry out a divisible capital increase, as follows:

a1) Up to a maximum amount of 1,502,374,237 euros reserved for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe the capital increase on behalf of the "Eligible Creditors" who appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma;

a2) Up to a maximum amount of 38,700,853 euros reserved for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe the capital increase on behalf of the creditors of subsidiaries with claims against the companies that are parties to the Composition with Creditors.

b) To carry out further capital increases reserved for creditors who are challenging the exclusion of claims, who hold conditional claims or who were late filers, and for the exercise of warrants, all of the above in the manner specified in detail in the abovementioned notarized resolution.

On March 15, 2005, the Board of Directors appointed Enrico Bondi Chief Executive Officer of the Company. On the same day, as part of the process of listing the Company's shares on the stock market, the Shareholders' Meeting, acting upon the favorable opinion of the Board of Statutory Auditors and, in accordance with the provisions of Article 159 of Legislative Decree No. 58 of February 24, 1998, awarded the assignment of auditing the Company's financial statements for the 2005, 2006 and 2007 fiscal years to Pricewaterhouse Coopers. The Shareholders' Meeting also adopted the recommendations of Borsa Italiana S.p.A. with regard to the independence of Directors and amended Article 12 of the Bylaws accordingly.

On May 26, 2005, the Consob authorized the publication of a prospectus entitled "Investment Solicitation and Stock Market Listing of Parmalat S.p.A." This prospectus was published on May 27, 2005, pursuant to law.

On June 15, 2005, the process of securing mutual recognition for the prospectus entitled "Investment Solicitation and Stock Market Listing of Parmalat S.p.A." was completed.

On June 16, 2005, the Italian bankruptcy judges (*Giudici Delegati*) who oversee the Parmalat Group while it is under extraordinary administration scheduled the vote on the Proposal of Composition with Creditors for the period from June 28, 2005 to August 26, 2005, amending the voting procedures that had been agreed upon, on a preliminary basis, with the bankruptcy administrators and set forth in a decree dated March 15, 2005.

On August 29, 2005, the *Giudici Delegati* announced that the counting of the votes cast on the Proposal of Composition with Creditors would begin on September 5, 2005.

Pro Forma Balance Sheet and Statement of Income at June 30, 2005 of Parmalat S.p.A.

Pro Forma Balance Sheet

(in millions of euros)	6/30/05	12/31/04
NON-CURRENT ASSETS	**1,588.0**	**1,581.7**
Goodwill	411.6	381.6
Other intangible assets with an undefined useful life	86.3	86.3
Other intangibles	3.6	4.5
Property, plant and equipment	103.2	112.1
Investments in associates	694.8	575.8
Other non-current financial assets	288.5	421.4
CURRENT ASSETS	**691.7**	**703.7**
Inventories	35.2	43.3
Trade receivables	220.0	226.5
Other current assets	190.1	184.7
Cash and cash equivalents	246.4	249.2
Available-for-sale assets	**27.9**	**25.8**
TOTAL ASSETS	2,307.6	2,311.2
SHAREHOLDERS' EQUITY	**1,650.0**	**1,575.0**
Share capital	1,600.9	1,541.2
Reserve for contested liabilities convertible exclusively into share capital	196.2	238.9
Reserve for claims of late-filing creditors	35.8	0.0
Other reserves	(2.6)	(5.7)
Retained earnings (Loss carryforward)	(199.4)	(32.6)
Profit (Loss) for the period	19.1	(166.8)
NON-CURRENT LIABILITIES	**128.4**	**162.1**
Long-term borrowings	3.6	5.0
Deferred-tax liabilities	1.2	1.3
Provisions for employee benefits	39.7	38.8
Provisions for risks and charges	67.7	70.8
Provision for preferential and prededuction claims	16.2	46.2
CURRENT LIABILITIES	**519.7**	**565.5**
Financial liabilities from preferential and prededuction claims	10.5	10.5
Trade payables	169.5	119.7
Trade payables with preferential or prededuction status	119.5	186.2
Provision for pending proceedings costs	27.7	76.2
Other provisions	95.9	78.8
Other current liabilities	84.8	81.2
Other payables with preferential or prededuction status	8.2	8.2
Income taxes payable	3.6	4.7
Liabilities directly attributable to available-for-sale assets	**9.5**	**8.6**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,307.6	2,311.2

(in millions of euros)	6/30/05	12/31/04
GUARANTEES AND OTHER MEMORANDUM ACCOUNTS		
Guarantees		
Sureties provided on behalf of:		
- subsidiaries	22.8	23.9
- outsiders	312.2	293.8
Total guarantees	**335.0**	**317.7**
Other memorandum accounts		
Risks and other memorandum accounts		
- Other accounts	13.8	13.8
- Assets on deposit with outsiders	1.8	1.8
Total other memorandum accounts	**15.6**	**15.6**
TOTAL GUARANTEES AND OTHER MEMORANDUM ACCOUNTS	**350.6**	**333.3**

Pro Forma Income Statement

(in millions of euros)	**First half 2005**
REVENUES	
Sales revenues	525.7
Service revenues	3.1
Royalties	0.6
Total revenues	**529.4**
Cost of sales	(336.9)
Distributions costs	(161.5)
Administrative expenses	(17.1)
Other income (expenses)	(3.1)
INCOME BEFORE EXTRAORDINARY ITEMS	**10.8**
Extraordinary income (expense)	5.4
EBIT	**16.2**
Financial income	11.6
Financial expense	(4.0)
PROFIT BEFORE TAXES AND RESULT OF DISCONTINUING OPERATIONS	**23.8**
Income taxes	(2.6)
PROFIT FROM CONTINUING OPERATIONS	**21.2**
Loss from discontinuing operations	(2.1)
PROFIT FOR THE PERIOD	**19.1**

Pro Forma Cash Flow Statement

(in millions of euros)	First half 2005
OPERATING ACTIVITIES	
Profit from operating activities	21.2
Depreciation and amortization	11.3
Writedowns of non-current assets	2.2
Additions to provisions	33.4
Non-cash income	(37.0)
Change in net working capital	(5.9)
Net change in other provisions	(5.2)
Other changes	(11.0)
CASH FLOWS FROM OPERATING ACTIVITIES	**9.0***
INVESTING ACTIVITIES	
Additions to other intangibles	(0.5)
Additions to property, plant and equipment	(1.1)
Additions to other non-current financial assets (loans to subsidiaries)	(6.7)
CASH FLOWS FROM INVESTING ACTIVITIES	**(8.3)**
FINANCING ACTIVITIES	
Non-current financial liabilities (lease obligations)	(1.4)
CASH FLOWS FROM FINANCING ACTIVITIES	**(1.4)**
CASH FLOW FROM DISCONTINUING OPERATIONS	**(2.1)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE FIRST HALF OF 2005	**(2.8)**
CASH AND CASH EQUIVALENTS AT 1/1/05	**249.2**
CASH AND CASH EQUIVALENTS AT 6/30/05	**246.4**

* Includes income tax expense of 2.9 million euros, net financial income of 2.8 million euros and payments made in connection with the extraordinary administration proceedings totaling 33 million euros.

Notes to the Financial Statements

Among the options available under Legislative Decree No. 38/2005, Parmalat S.p.A., the Group's Parent Company, has chosen to prepare its financial statements at December 31, 2005 in accordance with the international accounting principles approved by the European Commission. Its pro forma financial statements at June 30, 2005, which are annexed to the Company's Semiannual Report, have been prepared in accordance with the same accounting principles. The criteria used to prepare the Semiannual Report at June 30, 2005, which are the same as those that will be applied to the preparation of the 2005 annual financial statements, are reviewed below. However, the criteria discussed in this Section of the Report could differ from the provisions of the IFRS in force at December 31, 2005, due to changes with respect to which international accounting principles are approved by the European Commission or the issuance of new principles, interpretations or implementation guides by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

The abovementioned financial statements have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS" or "international accounting standards") issued by the International Accounting Standards Board (IASB) and adopted by the European Commission in accordance with the procedure set forth in Article 6 of (EC) Regulation No. 1606/2002 adopted by the European Parliament and Council on July 19, 2002. The pro forma financial statements of the Group's Parent Company for the six months ended June 30, 2005 were prepared in accordance with the disclosure requirements of IAS 34 Interim Financial Reporting.

The pro forma financial statements at June 30, 2005 have not been audited.

In view of the amounts involved, the data shown in the financial statements are in millions of euros.

Valuation Criteria

The main valuation criteria adopted in the preparation of the Semiannual Report are reviewed below.

Current Assets

Trading financial assets and available-for-sale financial assets are recognized at fair value, with any valuation impact recognized either in earnings as Financial income (expense) or in equity as Other reserves.

Inventories are carried at the lower of purchase/production cost or net realizable value, which is the amount that an enterprise expects to receive by selling these items in the normal course of business. The cost of inventories is determined by the weighted average cost method.

Non-current Assets

Property, Plant and Equipment

Property, plant and equipment is recognized at purchase or production cost, including directly attributable incidental expenses that are necessary to make the assets available for use. Whenever a significant length of time is required to make an asset ready for use, the purchase or production cost must include the finance charges that, theoretically, would have been avoided during the length of time required to make the asset ready for use, had the investment never been made. An asset's purchase or production cost is reduced indirectly by any attributable capital grants, which should be recognized when the conditions for their distribution have been met.

Assets acquired under finance leases are recognized as components of property, plant and equipment as an offset to the liability toward the lessor and are depreciated in accordance with the criteria described below. When there is no reasonable certainty that the Company will exercise its buyout option, the asset is depreciated over the life of the lease, if the asset's useful life is longer.

Property, plant and equipment is depreciated on a straight line over the useful life of the assets. The estimated useful life is the length of time during which the Company expects to use an asset. When an asset classified as property, plant and equipment consists of several components, each with a different useful life, each component should be depreciated separately. The amount to be depreciated is the asset's carrying value less the asset's net realizable value at the end of its useful life, if such value is material and can be reasonably determined.

The depreciation rates applied to the different classes of assets are the following:

- Buildings 4% - 10%
- Plant and machinery 10% - 16%
- Industrial equipment 20% - 25%
- Other assets 12% - 25%

Land, including land purchased together with a building and available-for-sale property, plant and equipment may not be depreciated. Instead, it should be valued at the lower of their historical cost or fair value, net of any disposal costs.

Costs incurred for improvements and for modernization and transformation projects that increase the value of the assets are added to the assets' value and depreciated over their remaining useful lives.

The costs incurred to replace identifiable components of complex assets are recognized as assets and depreciated over their useful lives. The residual carrying value of the component that is being replaced is charged to income. The cost of regular maintenance and repairs is charged to income in the year it is incurred.

When an item of property, plant and equipment is affected by events that are presumed to have impaired its value, the recoverability of the affected asset should be tested by comparing its carrying value with its recoverable value, which is the larger of the asset's fair value, net of disposal costs, and its value in use.

Absent a binding sales agreement, fair value is determined based on the valuations available from recent transactions in an active market or based on the best available information usable to determine the amount that the Company could obtain by selling a given asset.

Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset, if significant and reasonably measurable, and from its disposal at the end of its useful life. Cash flows should be determined based on reasonable and documentable assumptions that represent a best estimate of future economic conditions over the remaining useful life of an asset. The present value is determined by applying a rate that takes into account the risks inherent in the Company's business.

Each individual asset or smallest identifiable component of an asset that generates cash flow independently through its continuous use (cash generating unit) should be valued separately. When the reason for a writedown ceases to apply, the affected asset is revalued and the adjustment is recognized in the income statement as a revaluation (reversal of writedown) in an amount equal to the adjustment made or the lower of the asset's recoverable value or its carrying value before previous writedowns, but reduced by the depreciation that would have been taken had the asset not been written down.

Intangibles

Intangibles are recorded at cost, determined with the same criteria as those used for property, plant and equipment.

Intangibles with a finite useful life are amortized on a straight line, based on an estimate of the length of time during which the Company will use them. The recoverability of their carrying value is tested using the criteria provided above when discussing property, plant and equipment.

Goodwill and other assets with an undefined useful life are not amortized. The recoverability of their carrying value should be tested at least once a year or whenever events that are presumed to have impaired asset values occur. With regard to the trademarks recognized in the Company's financial statements, no time limit as to their ability to generate future cash flows is foreseeable at this point.

Goodwill includes a preliminary allocation of the difference between the acquisition price of assets and liabilities paid by Parmalat S.p.A. and the carrying value of those assets and liabilities. More specifically, since a market value of the individual acquired assets and liabilities was not available when the pro forma financial statements were prepared (except for the investments in associates), these assets and liabilities were recognized at the value at which they were carried in the seller's financial statements at June 30, 2005 and any difference between their purchase price and carrying value was posted to goodwill.

Whenever there was a material difference between an asset's fair value and net book value, Parmalat S.p.A. requested the input of an expert appraiser. In some cases, this process produced an adjustment to the amount allocated to goodwill.

Non-current Financial Assets

Investments in associates are valued at cost, adjusted for impairment losses.

When the reason for a writedown ceases to apply, investments in associates that were valued at cost are revalued by an amount that may not be greater than the original writedown and the adjustment is recognized in the income statement under Other income from (expense on) investments in associates.

The risk of losses in excess of an associate's shareholders' equity should be reflected in a special provision in proportion to the obligation of the investor company's to satisfy statutory or implied obligations of the investee company or cover its losses.

Long-term loans receivable and financial assets that will be held to maturity are recognized at cost, which is equal to the fair value of the initial consideration plus transaction costs (e.g., commissions, consulting fees, etc.). The initial carrying value should then be modified to reflect repayment of principal, writedowns and the amortization of the difference between redemption value and historical recognition value. Amortization is taken based on an actual internal interest rate, which is the interest that equalizes, at the time of original recognition, the present value of expected cash flow and the historical recognition value (amortized cost method).

Financial Liabilities

Financial liabilities are recognized at cost, which must correspond to their fair value. Transaction costs that are incurred directly in connection with the process of incurring the liability are amortized over the useful life of the respective financing facility.

Provisions for Risks and Charges

Provisions for risks and charges are established to fund quantifiable charges, the existence of which is certain or probable, but the amount or date of occurrence of which could not be determined as of the close of the reporting period. Additions are made to these provisions when: (i) it is probable that the Company will incur a statutory or implied obligation as a result of a past event; (ii) it is probable that meeting this obligation will be onerous; and (iii) the amount of the obligation can be estimated reliably. Additions are recognized at an amount equal that represents the best estimate of the sum that the Company will be reasonably expected to pay to satisfy an obligation or transfer it to a third party at the end of the reporting period. When the financial effect of the passing of time is material and the date when an obligation will become due can be reliably estimated, the addition to the provisions should be recognized at its present value. The incremental addition attributable to recognize the passing of time should be reflected in the income statement under Financial income and expense.

The costs that the Company expects to incur in connection with restructuring programs should be recognized in the year when the program is officially approved and there is a settled expectation among the affected parties that the restructuring program will be implemented.

These provisions are updated on a regular basis to reflect changes in estimates of costs, redemption timing and discounting rate. Changes in the estimates of provisions are posted to the same income statement item under which the addition was originally recognized. In the case of liabilities attributable to property, plant and equipment, they are recognized as offsets to the corresponding assets.

Employee Benefits After End of Employment

Liabilities under defined-benefit plans (including the liability for employee severance indemnities), net of any plan assets, is determined on the basis of actuarial assumptions and is recognized on accrual basis over the length of the employment period needed to obtain the benefits. The valuation of the liability is made by independent actuaries.

Actuarial gains and losses on defined-benefit plans that arise from changes in the actuarial assumptions applied or changes in plan terms are recognized in the income statement on a pro rata basis over the average remaining working life of the employees who are enrolled in the plan, provided and to the extent that the net value of the gains or losses that is unrecognized at the end of the reporting period is larger than 10% of the program's liabilities or 10% of the fair value of plan assets, whichever is greater (corridor method).

Available-for-sale Assets

Individual or groups of assets and liabilities the carrying value of which will be recovered mainly by selling them should be presented separately on the balance sheet. These assets and liabilities are recognized at the lower of book value or estimated realizable value, net of selling costs. Any losses are recognized directly in earnings.

The result of discontinued or discontinuing operations should be shown separately on the income statement.

Revenues and Expenses

Sales and service revenues are recognized when the risks and benefits inherent in ownership effectively passes to the buyer or the services are rendered.

Revenues are recognized net of returns, discounts and allowances and of directly attributable taxes.

Costs are recognized when they apply to goods and services purchased and used during the period or are allocated over a straight line when the future usefulness of these costs can be determined.

Foreign Exchange Differences

Revenues and expenses arising from transactions in foreign currencies are recognized at the exchange rate in force on the day the underlying transaction is executed.

Assets and liabilities denominated in foreign currencies are translated into euros at the exchange rate in force at the end of the reporting period and any resulting gains or losses are recognized in earnings. Non-cash assets and liabilities denominated in foreign currencies that are valued at cost are recognized at the historical exchange rate.

Income Taxes

Income taxes are computed on the basis of the estimated taxable income; the resulting liability is shown under Income taxes payable. Receivables and payables related to current taxes are recognized at the value that the Company expects to pay/recover to/from the tax administration based on the tax rates and tax laws in force at the end of the reporting period or which can be deemed to have been virtually approved as of that date.

Deferred-tax liabilities and assets are computed on temporary differences between the values attributed to assets and liabilities for financial reporting and tax purposes. Deferred-tax assets are recognized only when there is reasonable certainty that they will be recovered.

Deferred-tax assets and liabilities are recognized, respectively, as non-current assets and liabilities and may be offset at the individual company level, provided they stem from offsettable taxes.

Notes to the Balance Sheet — Assets

Non-current Assets

		(in millions of euros)
	6/30/05	**12/31/04**
Goodwill	411.6	381.6
Other intangible assets with an undefined useful life	86.3	86.3
Other intangibles	3.6	4.5
Property, plant and equipment	103.2	112.1
Investments in associates	694.8	575.8
Other non-current financial assets	288.5	421.4
Total non-current assets	**1,588.0**	**1,581.7**

Goodwill

Goodwill of 411.6 million euros stems from the transfer to Parmalat S.p.A. of the assets of the companies included in the Proposal of Composition with Creditors. It represents the difference between the purchase price and the net book value of the acquired sum of assets and sum of liabilities. The change that occurred during the first half of 2005 (30 million euros) reflects the payment of additional goodwill upon the forgiveness of a receivable owed by Parmalat Portugal.

Other Intangible Assets with an Undefined Useful Life

The net balance of 86.3 million euros refers exclusively to brands acquired prior to the transfer of assets and liabilities under the Composition with Creditors. These brands are: Centrale Latte Napoli, Ala, Optimus, Stella, Berna, Solac, Torvis, Polenghi, Lactis, Latte Brianza, Vitalat, Latte Gallo and Pascolat.

Other Intangibles

Other intangibles, which refer mainly to software used by Parmalat S.p.A., had a net carrying value of 3.6 million euros.

			(in millions of euros)
	Industrial patents and intellectual property rights	**Miscellaneous intangibles**	**Total other intangibles**
Balance at 12/31/04 (A)	0.2	4.3	**4.5**
Changes for the period			
- Additions		0.5	0.5
- Disposals (-)			
- Writedowns (-)			
- Amortization (-)		(1.3)	(1.3)
- Other changes		(0.1)	(0.1)
Total changes (B)	0.0	(0.9)	(0.9)
Balance at 6/30/05 (A+B)	0.2	3.4	**3.6**

Property, Plant and Equipment

Property, plant and equipment had a net carrying value of 103.2 million euros.

						(in millions of euros)	
	Land	**Buildings**	**Plant and machinery**	**Industrial equipment**	**Other assets**	**Construction in progress and advances**	**Total property, plant and equipment**
Balance at 12/31/04 (A)	**15.3**	**55.8**	**31.8**	**3.9**	**2.7**	**2.6**	**112.1**
Changes for the period							
- Additions		0.2	0.7	0.3	0.2	0.3	1.7
- Disposals (-)		(0.1)	(0.4)	(0.1)			(0.6)
- Depreciation (-)		(1.8)	(6.4)	(1.0)	(0.8)		(10.0)
- Other changes			1.5			(1.5)	0.0
- Total changes (B)		(1.7)	(4.6)	(0.8)	(0.6)	(1.2)	(8.9)
Balance at 6/30/05 (A+B)	**15.3**	**54.1**	**27.2**	**3.1**	**2.1**	**1.4**	**103.2**

A breakdown of property, plant and equipment acquired under finance leases totaling 6.9 million euros is as follows:

- 4.5 million euros for plant and machinery;
- 2.2 million euros for buildings;
- 0.2 million euros for other assets.

Land

Land, which had a net carrying value of 15.3 million euros, consist mainly of land upon which production facilities have been erected. Land is located in the municipalities of Collecchio, Lodi, Albano S.Alessandro (BG) and Savigliano (TO).

Buildings

Buildings, which had a net carrying value of 54.1 million euros, consists mainly of production facilities located in the municipalities of Lodi, Collecchio, Albano S. Alessandro (BG), Piana di Monte Verna (CE), Genoa and Savigliano (TO).

Plant and machinery

Plant and machinery had a net carrying value of 27.2 million euros. The main changes that occurred in the first half of 2005 include:

- Additions of 0.7 million euros, which refer mainly to improvements made to existing production facilities;
- Other changes of 1.5 million euros, which reflect a reclassification for the same amount from Construction in progress and advances posted upon the completion of production facilities that were still under construction and, consequently, not yet usable at the end of 2004.

Construction in Progress and Advances

The balance in this account amounted to 1.4 million euros. The biggest change is a 1.5-million-euro reclassification to Plant and machinery posted upon the completion of production facilities that were still under construction at the end of 2004.

Investments in Associates

The net carrying value of the investments in associates amounted to 688.5 million euros. The table below shows the changes that occurred during the first half of 2005:

	Investments in:		
	subsidiaries	**other companies**	**Total**
Balance at 12/31/04 (A)	**572.6**	**3.2**	**575.8**
Changes for the period:			
- Acquisitions and subscriptions			
- Writedowns			
- Other changes	119.0		119.0
Total changes (B)	119.0		119.0
Balance at 6/30/05 (A+B)	691.6	3.2	694.8

A breakdown of Investments in associates is as follows:

Investment in:	subsidiaries	other companies
Clesa sa	168.9	
Parmalat Pacific Holding	119.0	
C.L. Roma S.p.A.	110.9	
Parmalat Holding Ltd.	99.2	
Parmalat Portugal	41.5	
Latte Sole	32.9	
Procesadora de Leche	27.9	
Dalmata Srl	16.3	
Parmalat Colombia	15.8	
O.A.O. Belgorodskij	14.1	
Cayfsa	11.7	
Parmalat MK	8.5	
Parmalat Africa	6.3	
O.O.O. Urallat	4.9	
Parmalat Romania	4.2	
Bonatti S.p.A.		3.1
Citrus International	2.6	
Compagnia Finanziaria Alimenti	2.0	
Ecuadorian Foods Company	2.0	
Parmalat del Ecuador	1.7	
Italcheese	0.6	
OOO Farm	0.3	
Sundry companies	0.3	0.1
	691.6	**3.2**

Investments in subsidiaries increased by 119 million euros, compared with December 31, 2004, due to the conversion into shares of a receivable owed by Parmalat Pacific Holding.

Other Non-current Financial Assets

	Loans receivable from		
	subsidiaries	**others**	**Total**
Balance at 12/31/04 (A)	**418.0**	**3.4**	**421.4**
Changes for the period			
- Acquisitions and subscriptions	4.5		4.5
- Writedowns	(2.1)		(2.1)
- Other changes	(135.1)	(0.2)	(135.3)
Total changes (B)	(132.7)	(0.2)	(132.9)
Balance at 6/30/05 (A+B)	**285.3**	**3.2**	**288.5**

Loans receivable from subsidiaries includes the following open positions: 186.6 million euros owed by Parmalat Austria, 48.9 million euros receivable from Parmalat Holdings ltd. (formerly Parmalat Canada), 17.6 million euros payable by Dalmata Srl, 5.6 million euros due by Curcastle, 6.1 million euros receivable from Latte Sole, and 3.5 million euros payable by Boschi S.p.A. in A.S.

The increase of 4.5 million euros shown under Acquisitions and subscriptions refers to additional financing provided to subsidiaries during the first half of 2005, the largest of which is a 3.5-million-euro loan to Latte Sole.

The decrease of 2.1 million euros shown under Writedowns refers to the forgiveness of receivables owed by Margherita Yogurt S.r.l. in liquidation (0.9 million euros) and Citrus International (1.2 million euros).

The decrease of 135.1 million euros shown under Other changes is mainly the net result of the conversion into shares of a loan amounting to 119.0 million euros owed by Parmalat Pacific Holding (as already explained in the note to Investments in associates), the forgiveness of 30 million euros in indebtedness owed by Parmalat Portugal, the reclassification of 6.1 million euros in trade receivables for financing provided in 2004 to Boschi S.p.A. in A.S. (3.5 million euros) and Latte Sole S.p.A. (2.6 million euros) and the restatement of receivables denominated in foreign currencies of 5.4 million euros (the largest item being 4.7 million euros owed by Parmalat Holding Ltd.).

The main components of Loans receivable from others are 0.6 million euros in income tax prepayments on future distributions of employee severance benefits and security deposits totaling 1.6 million euros.

Current Assets

A breakdown of the balance of 696.6 million euros is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
Inventories	35.2	43.3
Trade receivables	220.0	226.5
Other current assets	190.1	184.7
Cash and cash equivalents	246.4	249.2
Total current assets	**691.7**	**703.7**

Inventories

		(in millions of euros)
	6/30/05	**12/31/04**
1) Raw materials, auxiliaries and supplies	20.7	20.0
2) Work in progress and semifinished goods	1.4	2.6
3) Contract work in process	0.0	3.2
4) Finished goods and merchandise	17.1	21.7
5) Advances to suppliers	0.0	0.0
6) Reserve for inventory writedowns	(4.0)	(4.2)
Total inventories	**35.2**	**43.3**

Inventories totaled 35.2 million euros. The decrease of 8.1 million euros is mainly the result of a reduction of Contract work in process (3.2 million euros), which reflects the completion of contract work orders that were in process in 2004 and the lack of new orders in 2005, and 3 million euros for inventory attributable to discontinuing operations.

Trade Receivables

		(in millions of euros)
	6/30/05	**12/31/04**
Trade receivables owed by:		
- customers	181.8	177.3
- subsidiaries	38.2	49.2
	220.0	**226.5**

Trade receivables owed by customers totaled 181.8 million euros, net of an allowance for doubtful accounts amounting to 1,242.9 million euros. The increase of 4.5 million euros reflects mainly delays in collecting receivables due at the end of June 2005.

The decrease of 11 million euros in Trade receivables owed by subsidiaries is due mainly to the reclassification to Non-current loans receivable of 6.1 million euros in trade-related indebtedness incurred in 2004 by Boschi S.p.A. in A.S. and Latte Sole S.p.A. and the collection in February 2005 of 4.4 million euros in receivables owed by Mother's Cake and Archway (Bakery USA).

Other Current Assets

A breakdown of Other current assets is as follows:

Description		*(in millions of euros)*
	6/30/05	**12/31/04**
Amounts receivable from the tax authorities for VAT	102.2	95.9
Estimated tax payments	26.5	28.8
Dividend tax credits	33.1	33.1
Other receivables owed by the tax administration	5.3	3.2
Sundry receivables	20.5	21.6
Accrued income and prepaid expenses	2.5	2.1
Total	**190.1**	**184.7**

The increase of 6.3 million euros in amounts receivable from the tax authorities for VAT is due mainly to a delay by the tax authorities in settling these refunds. This delay, which started in the second half of 2004, is linked to the failure on the part of Parmalat S.p.A. to pay liabilities owed to Italian social security agencies (INPS, INAIL) accumulated in 2004 and the first half of 2005. The Extraordinary Commissioner has since reached a settlement with INPS.

Dividend tax credits of 33.1 million euros refers to dividends collected prior to the Parmalat Group becoming eligible for extraordinary administration proceedings.

The main component of Sundry receivables is a receivable of 18.6 million euros owed by the Ministry of Farming and Forestry Policies for subsidies pursuant to Legislative Decree No. 173 of April 30, 1998 and not yet collected.

A breakdown of Accrued income and prepaid expenses is as follows:

Prepaid expenses:		*(in millions of euros)*
	6/30/05	**12/31/04**
- Prepaid expenses for VAT-related sureties	0.6	0.2
- Rent and rentals	0.3	0.2
- Insurance premiums	1.0	1.2
- Other and sundry	0.6	0.5
Total accrued income and prepaid expenses	**2.5**	**2.1**

Cash and Cash Equivalents

Cash and cash equivalents totaled 246.4 million euros, broken down as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
- Bank and postal accounts	245.1	248.1
- Cash on hand	1.3	1.1
Total cash and cash equivalents	**246.4**	**249.2**

Available-for-sale Assets

The balance of 27.9 million euros refers mainly to assets held by the bakery operations of Parmalat S.p.A. It includes 12.4 million euros for buildings, 7.6 million euros for plant and machinery, 0.1 million euros for other assets and 7.8 million euros for inventories.

Notes to the Balance Sheet — Liabilities and Shareholders' Equity

Shareholders' Equity

		(in millions of euros)
	6/30/05	**12/31/04**
- Share capital	1,600.9	1,541.2
- Reserve for contested liabilities converted into share capital	196.2	238.9
- Reserve for claims of late filing creditors	35.8	0.0
- Other reserves	(2.6)	(5.7)
- Retained earnings (Loss carryforward)	(199.4)	(32.6)
- Profit (Loss) for the period	19.1	(166.8)
Total	**1,650**	**1,575.0**

At June 30, 2005, Shareholders' equity totaled 1,650 million euros.

Share Capital

The Company's share capital corresponds to the amount of unsecured claims verified by the *Giudici Delegati* and includes prededuction and preferential claims the senior status of which has been waived by the creditors who hold them in exchange for being classified as unsecured claims.

On March 1, 2005, the Extraordinary Shareholders' Meeting, having been informed of the favorable opinion of the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

- up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the *Giudici Delegati* on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

- up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:
  - unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
  - unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
- up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;

c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;

d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus (see Section Three, Chapter XIII, Paragraph 13.1.9).

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

No valuation has been made with respect to the warrants distributed to the shareholders because no reference valuation parameter is available.

Reserve for Contested Liabilities Convertible Exclusively Into Share Capital

Based on the final lists of creditors published on December 28, 2004 in Issue No. 303 of the Official Gazette of the Italian Republic, verified claims totaled 19,953,147,095 euros, including conditional claims amounting to 509,834,148 euros. All verified claims and conditional claims are entitled to vote. Rejected claims the rejection of which was challenged amounted to 4,384.1 million euros, including claims totaling 3,428.0 million euros that required the establishment of a reserve that, after decreasing its amount by the claim reduction percentage, amounted to 238.9 million euros. This reserve was reduced by a further 196.2 million euros as of June 30, 2005, when U.S. Dairy withdrew all challenges to the computation of the liabilities of Parmalat Group companies under extraordinary administration, except for the claims verified by the Court of Parma.

If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors.
Consequently, the utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of the rejected claims, will become a freely available reserve. Parmalat S.p.A. has already approved a capital increase in an amount equal to the balance in this reserve.

Reserve for Claims of Late Filing Creditors

Subsequent to the publications of the final lists of creditors on December 28, 2004 in Issue No. 303 of the Official Gazette of the Italian Republic, the Court of Parma received late filings by creditors totaling 612.8 million euros. These claims, which have not yet been reviewed by the *Giudici Delegati*, required the establishment of a reserve that, after decreasing its amount by the claim reduction percentage, amounted to 35.8 million euros.
If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors.
Consequently, the utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of rejected claims, will become a freely available reserve.

Other Reserves

This reserve, which has a negative balance of 2.6 million euros, includes the following items, listed without taking into account the corresponding tax impact:

- 41.7 million euros to settle disputes with the companies of the Dairy USA Division that were outstanding at December 31, 2004. A portion of the dedicated reserve called Reserve for contested liabilities convertible exclusively into share capital has been reclassified to a freely available reserve.
- A negative balance of 8.5 million euros for costs to list the securities of Parmalat S.p.A.
- A negative balance of 35.8 million euros for the establishment of a dedicated reserve for late filings (after the balance sheet date of December 31, 2004) by unsecured creditors (see the note to the Reserve for claims of late-filing creditors).

Retained Earnings (Loss Carryforward)

The negative balance of 199.4 million euros includes the pro forma loss for 2004 (166.8 million euros) and the adjustments made upon the adoption of the IFRS/IAS (32.6 million euros), which is explained in Chapter 2.

Profit (Loss) for the period

The profit for the period amounted to 19.1 million euros.

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)

	Share capital	Reserve for liabilities convertible exclusively into share capital	Reserve for claims of late-filing creditors	Other reserves	Retained earnings (Loss carryforward)	Profit (Loss) for the period	Share-holders' equity
Balance at 12/31/04	1,541.2	238.9	0.0	(5.7)	(32.6)	(166.8)	1,575.0
Request for unsecured claim status by creditors with preferential or prededuction claims and sundry items	59.7	(1.0)					58.7
Settlements of disputes		(41.7)		41.7			
Cost incurred to list the Company's securities in the first half of 2005				(2.8)			(2.8)
Late filings by unsecured creditors			35.8	(35.8)			
Loss in 2004					(166.8)	166.8	
Profit in the first half of 2005						19.1	19.1
Balance at 6/30/05	**1,600.9**	**196.2**	**35.8**	**(2.6)**	**(199.4)**	**19.1**	**1,650.0**

Non-current Liabilities

(in millions of euros)

	6/30/05	12/31/04
- Long-term borrowings	3.6	5.0
- Deferred-tax liabilities	1.2	1.3
- Provisions for employee benefits	39.7	38.8
- Provisions for risks and charges	67.7	70.8
- Provision for contested preferential and prededuction claims	16.2	46.2
Total non-current liabilities	**128.4**	**162.1**

Long-term Borrowings

This account reflects the Group's liability under finance leases.

Provisions for Employee Benefits

The following changes occurred during the first half of 2005:

	(in millions of euros)
Balance at 12/31/04 (A)	**38.8**
Changes for the period	
- increases	3.4
- decreases	(2.5)
- other changes	
Total changes (B)	**0.9**
Balance at 6/30/05 (A+B)	**39.7**

Provisions for Risks and Charges

(in millions of euros)

	Provision for taxes	Provision for other risks and charges	Total
Balance at 12/31/04 (A)	**19.1**	**53.0**	**72.1**
- increases		2.1	2.1
- decreases		(5.2)	(5.2)
- other changes	(0.1)		(0.1)
Total changes (B)	**(0.1)**	**(3.1)**	**(3.2)**
Balance at 6/30/05 (A) + (B)	**19.0**	**49.9**	**68.9**

The reserve for taxes of 19.0 million euros includes mainly amounts set aside following a review of the tax status of the companies included in the Composition with Creditors.

The Provision for taxes reflects tax disputes and contingent tax liabilities of which the Group is aware, which are discussed in the Chapters of the Report on Operations entitled "Legal Disputes and Contingent Liabilities." Appropriate reserves for risks have been established to cover those positions that, based on available information, represent risks that are likely to materialize.

The computation of the provision for taxes was based on an analysis of the tax positions of the main Italian and foreign companies included in the Proposal of Composition with Creditors, which are reviewed below:

- Parmalat Finanziaria S.p.A. in A.S. availed itself of the direct-tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002 inclusive. As a result of the company's

acceptance of this type of amnesty, the years subject to supplemental assessment are 1999, 2000, 2001, 2002 and 2003.
With regard to the VAT, the company availed itself of the tax amnesty offered under Law No. 289/2002, filing a final, all-inclusive return for the years 1998 to 2001 inclusive. As a result, the years subject to supplemental assessment are 2002 and 2003. In addition, the company has corporate income tax credits totaling 39.3 million euros, broken down as follows:

- 33.1 million euros in dividend tax credits;
- 4 million euros for a refund receivable for the year 1994;

A total of 1.6 million euros in additional corporate income tax credits, for which a refund has not been requested thus far, have been brought forward and can be used to offset tax liabilities or a refund can be claimed in the future. Local tax credits amount to 0.6 million euros. At present, this company has not recognized a reserve for contingent tax liabilities.

- Parmalat S.p.A. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 and 1998. The applicability of this type of tax amnesty only to the years 1997 and 1998 is questionable because, as a rule, a final, all-inclusive tax amnesty should be applied to all of the years for which the tax liability has not been settled. For the years 1999, 2000 and 2001, the company availed itself of the final, all-inclusive tax amnesty and, consequently, these tax years are no longer open to supplemental assessments, which, however, remain possible for 2002 (only a final, all-inclusive tax amnesty could have been used for this year) and 2003 (this year was not covered by the amnesty).
Certain tax disputes have also been settled within the framework of the tax amnesty and the amounts due are being paid in installments. With regard to these payments, because the company was late in paying the first installments due on the settlement of pending disputes, it has received notice that in February 2005 it was assessed an additional 77,000 euros.
The company has filed a petition with the Provincial Tax Commission of Parma contesting this assessment and asking that the assessment be cancelled.
The Reserve for taxes has a balance of about 13 million euros to cover contingent tax liabilities.
The company has also availed itself of the VAT amnesty offered under Law No. 289/2002, filing an amended return for the years 1998 to 2002 inclusive. Since the company availed itself of this type of tax amnesty, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003.
As of June 30, 2005, the company had VAT credits of about 47.6 million euros, including 22.083,000 euros (net of interest) in credits that were irrevocably assigned to INPS on July 8, 2005. At this point, there is no dispute outstanding with respect to this type of tax.

- Geslat S.r.l. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002. As a result, the only years subject to supplemental assessment are 1999, 2000, 2001, 2002 and 2003. The company has tax credits from previous years of about 2 million euros for corporate income taxes and about 1 million euros for local taxes, which were carried forward in 2004.
In 2003, the company requested tax refunds totaling about 9.2 million euros, mostly in connection with taxes paid abroad by its Swiss branch (about 5.7 million euros) and tax withholdings (about 3.3 million euros).
The company has also availed itself of the VAT amnesty offered under Law No. 289/2002, filing a final, all-inclusive return for the years 1998 to 2001. Having filed this type of return, the only years subject to supplemental assessment are 2002 and 2003.

- Eurolat S.p.A. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1998 to 2002, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003. As of June 30, 2005, the company had accumulated VAT credits totaling about 43.1 million euros. On July 8, 2005, the company transferred irrevocably to INPS the right to collect a 5.6-million-euro VAT refund it had requested, which corresponds to its annual VAT credit for 2004.

- Contal S.r.l. in A.S. availed itself of the final, all-inclusive tax amnesty offered under Law No. 289/2002 for the years 1997 to 2001, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2002 and 2003. The company has credits for direct taxes of about 5.6 million euros.

- Lactis S.p.A. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003. As of June 30, 2005, the company had VAT credits totaling about 6.7 million euros.

- Parmaengineering S.r.l. in A.S. availed itself of the final, all-inclusive tax amnesty for direct taxes offered under Law No. 289/2002 for the years 1997 to 2001. As a result, the only years subject to supplemental assessment are 2002 and 2003. With regard to the VAT, the company availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1998 to 2002. As a result, the only years subject to supplemental assessment are 1999, 2000, 2001, 2002 and 2003. A total of 3.8 million euros has been set aside to cover tax risks.

- Panna Elena S.r.l. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003.
The company has filed appeals within the statutory deadline with the Provincial Tax Commission of Cuneo against the notices of assessment for the years 1999, 2000, 2001 and 2002 notified by the Internal Revenue Office of Savigliano on August 8, 2004 following a tax audit by the Regional Tax Office of Piedmont, totaling about 900,000 euros.
The company believes that the bulk of the supplemental assessment is unjustified. However, taking a conservative approach, the company set aside a reserve of about 0.3 million euros.

The main components of the Provision for other risks and charges are:

- 11.4 million euros for charges in Hungary;
- 11.2 million euros for the fine levied by the Italian antitrust agency in connection with the purchase of Newlat and Carnini;
- 6.7 million euros to cover risks related to companies in liquidation
- 3.8 million euros for staff downsizing costs;
- 3.2 million euros for penalties and interest incurred to pay in installments the indebtedness owed to INPS;
- 2 million euros for employee lawsuits;
- 1.5 million euros added to the provision for late filings by creditors with prededuction or preferential claims;

- provisions for sundry risks towards outsiders accounts for the difference.

Provision for Preferential and Prededuction Claims

This balance of 16.2 million euros reflects an estimate made by Parmalat S.p.A. based on the challenges filed by creditors who contest the classification of their claims as unsecured, requesting instead the status of prededuction or preferential claims.

If the contested claims are verified as prededuction or preferential claims in a final court decision, or such status is granted as part of a settlement, the corresponding amounts will have to paid in cash.

The change of 30 million euros compared with December 31, 2004 reflects an adjustment made based on an update of the challenges filed by creditors through June 30, 2005.

Current Liabilities

		(in millions of euros)
	6/30/05	**12/31/04**
- Financial liabilities from preferential and prededuction claims	10.5	10.5
- Trade payables	169.5	119.7
- Trade payables with preferential or prededuction status	119.5	186.2
- Provision for pending proceedings costs	27.7	76.2
- Other provisions	95.9	78.8
- Other current liabilities	84.8	81.2
- Other payables with preferential or prededuction status	8.2	8.2
- Income taxes payable	3.6	4.7
Total current liabilities	**519.7**	**565.5**

Financial Liabilities from Preferential and Prededuction Claims

This item refers to a loan (Irfis Mediocredito) received by the Parmalat Group prior to the start of the extraordinary administration proceedings, to which the *Giudici Delegati* have assigned preferential status.

Trade Payables

Trade payables totaled 289 million euros, or 16.9 million euros less than at December 31, 2004.

	6/30/05			12/31/04		
(in millions of euros)	Incurred after start of extraord. admin.	Incurred before start of extraord. admin. and preferential and preded. claims	**Total**	Incurred after start of extraord. admin.	Incurred before start of extraord. admin. and preferential and preded. claims	**Total**
Advances			**-**	4.5		**4.5**
Accounts payable to suppliers	147.5	96.8	**244.3**	100.8	131.9	**232.7**
Accounts payable to subsidiaries	22.0	0.1	**22.1**	14.4	15.8	**30.2**
Accounts payable to affiliates		22.6	**22.6**		38.5	**38.5**
Total	169.5	119.5	**289.0**	119.7	186.2	**305.9**

Liabilities incurred before the start of the extraordinary administration proceedings and preferential and prededuction claims, which are those incurred by the Parmalat Group prior to the start of the extraordinary administration proceedings and verified as such by the *Giudici Delegati*, will be settled in cash. The decrease of 66.7 million euros in liabilities incurred before the start of the extraordinary administration proceedings reflects requests received after December 31, 2004 from holders of preferential and prededuction claims to be reclassified as unsecured creditors

The increase of 46.7 million euros in Accounts payable to suppliers incurred after the start of the extraordinary administration proceedings reflects primarily the recognition of invoices for proceedings-related costs formerly posted to the Provision for pending proceedings costs.

Provision for Pending Proceedings Costs

This provision of 27.7 million euros represents funds set aside to cover proceedings costs.

Other provisions

Other provisions totaled 95.9 million euros, or 17.1 million euros more than at December 31, 2004. They include:

- per 70.8 million euros to cover the negative equity of acquired companies with a zero valuation;
- an addition of 17.1 million euros to cover losses incurred by the abovementioned companies in the first half of 2005;
- 6.3 million euros booked as an indirect adjustment to the carrying value of the investment in Parmalat Belgium upon the recognition of the present value of future employee benefits (IAS 19) by

the Australian subsidiaries. The adoption of this principle caused a decrease in the shareholders' equity of the lead Australian subsidiary and, consequently, of Parmalat Belgium.

Other Current Liabilities

A breakdown of Other current liabilities is as follows:

	6/30/05			12/31/04		
(in millions of euros)	Incurred after start of extraord. admin.	Incurred before start of extraord. admin. and preferential and preded. claims	**Total**	Incurred after start of extraord. admin.	Incurred before start of extraord. admin. and preferential and preded. claims	**Total**
Income taxes payables	1.1	5.9	**7.0**	3.1	5.9	**9.0**
Contributions to pension and social security institutions	35.9	1.7	**37.6**	29.9	1.7	**31.6**
Accounts payable to others	27.1	0.6	**27.7**	26.2	0.6	**26.8**
Accrued expenses and deferred income	20.7		**20.7**	22.0		**22.0**
Total	84.8	8.2	**93.0**	81.2	8.2	**89.4**

Accounts payable to others of 27.7 million euros consist mainly of amounts owed to employees as of June 30, 2005 that were incurred after the start of the Extraordinary Administration proceedings.

Accrued expenses and deferred income totaled 20.7 million euros. A breakdown is as follows:

(in millions of euros)	**6/30/05**	**12/31/04**
Accrued expenses:		
- Insurance premiums	0.1	0.2
- Sundry and miscellaneous	0.3	0.3
	0.4	**0.5**
Deferred income:		
- Sundry and miscellaneous	20.3	21.5
	20.3	**21.5**
Total accrued expenses and deferred income	**20.7**	**22.0**

Sundry and miscellaneous deferred income of 20.3 million euros refer mainly to the deferral of grants toward the construction of production facilities provided pursuant to Legislative Decree No. 173 of April 30, 1998, which are provided over the useful lives of the assets.

Income taxes Payable

The balance of 3.6 million euros reflects local taxes (IRAP) payable, including 2.6 million euros accrued in the first half of 2005. At December 31, 2004, Income taxes payable totaled 4.7 million euros.

Liabilities Directly Attributable to Available-for-sale Assets

The balance of 9.5 million euros refers to liabilities of the Bakery Division of Parmalat S.p.A. It includes accrued employee severance indemnities of 6.8 million euros and other payroll liabilities of 2.7 million euros.

Guarantees and Other Memorandum Accounts

Guarantees

(in millions of euros)

	6/30/05		12/31/04	
	Sureties	Total	Sureties	Total
Subsidiaries	22.8	22.8	23.9	23.9
Affiliated companies				
Outsiders	312.2	312.2	293.8	293.8
Total guarantees		**335.0**		**317.7**

The account Sureties provided on behalf of subsidiaries (22.8 million euros) refers to an obligation to take over a finance lease for a real estate complex in Reggio Emilia in the event of default by the lessee.

Sureties provided to outsiders (312.2 million euros) are mainly sureties provided in connection with VAT refunds.

Other Memorandum Accounts

(in millions of euros)

	6/30/05	12/31/04
Commitments		
Other accounts	13.8	13.8
Risks		
Assets on deposit with outsiders	1.8	1.8
Total memorandum accounts	**15.6**	**15.6**

The amount of 13.8 million euros reflects a commitment under an agreement executed by the European Bank for Reconstruction and Development (EBRD) and Parmalat S.p.A. prior to the Parmalat Group becoming eligible for extraordinary administration proceedings. This commitment refers to the purchase of shares of O.A.O. Belgorodskij Molocnij Kombinat (EBRD owns a 34.9% interest and holds a put option exercisable between September 2007 and September 2010) and Parmalat Romania (EBRD owns a 19.696% interest and holds a put option exercisable up to November 2006) currently held by the EBRD.

Assets on deposit with outsiders (1.8 million euros) are goods held on consignment by customers.

Notes to the Income Statement

Revenues

Revenues amounted to 529.4 million euros. The total includes 525.7 million euros in sales revenues, 3.1 million euros in service revenues and 0.6 million euros in royalties.
A breakdown of sales revenues is as follows:

(in millions of euros)	
Milk Division (*)	386.7
Produce Division (**)	54.1
Fresh Dairy Division (***)	66.6
Other Products Division	18.3
Total	**525.7**

Note: (*) milk, cream and béchamel; (**) mainly fruit juices; (***) yogurt, desserts and cheese.

Extraordinary Income (Expense)

Net extraordinary income amounted to 5.4 million euros.

Extraordinary Income

Extraordinary income totaled 40.9 million euros, broken down as follows:

- 30.0 million euros stemming from the restatement of provisions for liabilities from contested preferential and prededuction claims;
- 3.1 million euros generated by applying the claim reduction provided under the Composition with Creditors to claims verified by the *Giudici Delegati* that were converted into unsecured claims at the creditors' request;
- 2.8 million euros arising from the partial collection of receivables owed by the tax administration that had been written off in December;
- 2.5 million euros attributable to the elimination of provisions for extraordinary risks;
- 1.4 million euros related to the composition with creditors reached by the U.S. companies in Chapter 11 bankruptcy proceedings.

Extraordinary Expense

The main components of extraordinary expense of 35.5 million euros are:

- 1.5 million euros set aside to cover prededuction and preferential claims of late-filing creditors that had not been accounted for at December 31, 2004;
- 17.1 million euros for losses incurred during the first half of 2005 by subsidiaries with negative equity, the investments in which are carried with a zero value;
- 11.4 million euros in losses attributable to the previous year;
- 2.4 million euros for writedowns of receivables in securitization transactions.

Financial Income and Expense

Net financial income amounted to 7.6 million euros.

Financial Income

Financial income, which totaled 11.6 million euros, includes the following:

	(in millions of euros)
	First half 2005
- Other financial income from subsidiaries	2.7
- Other financial income from other companies	8.9
Total	**11.6**

Other financial income from subsidiaries of 2.7 million euros consists mainly of interest charged to Dalmata Srl, to the Canadian affiliates and to Curcastle.

The main components of Other financial income from other companies amounting to 8.9 million euros are foreign exchange gains of 5.0 million euros and miscellaneous interest income of 2.9 million euros, which includes 1.4 million euros in interest earned on bank deposits and 1.5 million euros in accrued interest in VAT refunds receivable.

Foreign exchange gains of 5.0 million euros were generated by restating receivables in foreign currencies at the year-end exchange rate.

Financial Expense

Financial expense totaled 4.0 million euros. Its main components are 2.1 million euros in accrued interest on preferential and prededuction claims, 0.7 million euros in accrued interest on the deferral in installments of the indebtedness owed to INPS, 0.3 million euros in bank fees and 0.3 million euros in foreign exchange losses on amounts payable to foreign customers and suppliers.

Loss from Discontinuing Operations

The Loss from discontinuing operations, which amounted to 2.1 million euros, reflects primarily the loss incurred by the Bakery Division of Parmalat S.p.A. A breakdown is as follows:

	(in millions of euros)
	First half 2005
- Sales revenues	33.9
- Change in inventory of finished goods	(4.6)
- Raw materials used	(8.2)
- Outside services	(13.4)
- Labor costs	(8.1)
- Other costs	(1.7)
Total	**(2.1)**

Income Taxes

Income taxes of 2.6 million euros represent the local-tax (IRAP) liability for the first half of 2005.

Pro Forma Balance Sheet and Statement of Income at June 30, 2005 of the Parmalat Group

Pro Forma Consolidated Balance Sheet

(in millions of euros)	**6/30/05**	**12/31//04**
NON-CURRENT ASSETS	**2,116.7**	**2,148.6**
Goodwill	1,367.7	1,367.7
Other intangible assets with an undefined useful life	129.6	127.3
Other intangibles	20.3	22.0
Property, plant and equipment	563.3	565.8
Investments in associates	7.5	37.8
Other non-current financial assets	19.2	19.7
Deferred-tax assets	9.1	8.3
CURRENT ASSETS	**1,561.5**	**1,498.0**
Inventories	338.2	299.5
Trade receivables	494.8	485.7
Other current assets	383.6	347.5
Cash and cash equivalents	344.3	364.9
Current financial assets	0.6	0.4
Available-for-sale assets	**82.6**	**48.7**
TOTAL ASSETS	**3,760.8**	**3,695.3**
SHAREHOLDERS' EQUITY	**1,693.3**	**1,606.0**
Share capital	1,600.9	1,541.2
Reserve for contested liabilities convertible exclusively into share capital	196.2	238.9
Reserve for claims of late-filing creditors	35.8	0.0
Other reserves:		
- *Reserve for currency translation differences*	(11.6)	0.0
- *Miscellaneous reserves*	(2.6)	(5.7)
Retained earnings (Loss carryforward)	(226.4)	(41.4)
Profit (Loss) for the period	39.6	(185.0)
Shareholders' equity attributable to the shareholders of the Group's Parent Company	**1,631.9**	**1,548.0**
Minority interest in shareholders' equity	**61.4**	**58.0**
NON-CURRENT LIABILITIES	**966.3**	**934.2**
Long-term borrowings	710.3	650.5
Deferred-tax liabilities	9.4	8.8
Provisions for employee benefits	93.0	89.4
Provisions for risks and charges	137.4	139.3
Provision for preferential and prededuction claims	16.2	46.2
CURRENT LIABILITIES	**1,090.3**	**1,146.5**
Short-term borrowings	266.0	298.2
Financial liabilities from preferential and prededuction claims	10.5	10.5
Trade payables	436.2	362.0
Trade payables with preferential or prededuction status	119.5	170.4
Provision for pending proceedings costs	27.7	76.2
Other current liabilities	215.2	202.4
Other payables with preferential or prededuction status	8.2	8.2
Income taxes payable	7.0	18.6
Liabilities directly attributable to available-for-sale assets	**10.9**	**8.6**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**3,760.8**	**3,695.3**

(in millions of euros)	**6/30/05**	**12/31/04**
GUARANTEES AND OTHER MEMORANDUM ACCOUNTS		
Guarantees		
Sureties provided on behalf of:		
- subsidiaries	23.3	23.9
- outsiders	380.6	349.0
Collateral provided to:		
- other companies	769.3	798.5
Total guarantees	**1,173.2**	**1,171.4**
Other memorandum accounts		
Commitments		
- outsiders	14.3	14.3
Risks *and other memorandum accounts*		
- Assets of outsiders on deposit with the Company	37.0	38.6
- Assets on deposit with outsiders	1.8	1.8
Total other memorandum accounts	**53.1**	**54.7**

Pro Forma Consolidated Income Statement

(in millions of euros)	**First half 2005**
REVENUES	
Sales revenues	1,847.8
Service revenues	6.6
Total revenues	**1,854.4**
Cost of sales	(1,334.7)
Distributions costs	(364.0)
Administrative expenses	(68.4)
Other income (expenses)	(1.9)
INCOME BEFORE EXTRAORDINARY ITEMS	**85.4**
Extraordinary income (expense)	19.5
EBIT	104.9
Financial income	22.0
Financial expense	(68.5)
PROFIT BEFORE TAXES AND RESULT OF DISCONTINUING OPERATIONS	**58.4**
Income taxes	(16.6)
PROFIT FROM CONTINUING OPERATIONS	**41.8**
Loss from discontinuing operations	(2.2)
PROFIT FOR THE PERIOD	**39.6**
Group interest in profit for the period	39.6

Basic earnings per share ***0.025***

Diluted earnings per share ***0.025***

In view of the conditions precedent that restrict the issuance of shares for the second, third and fourth capital increases and since no reference market price for the warrants was available, earnings per share were computed based only on the number of shares issued in connection with the first capital increase.

Pro Forma Consolidated Cash Flow Statement

(in millions of euros)	**First half 2005**
OPERATING ACTIVITIES	
Profit from operating activities	41.8
Depreciation and amortization	45.6
Writedowns of non-current assets	1.1
Additions to provisions	37.6
Non-cash income	(37.0)
Change in net working capital	(56.6)
Net change in other provisions	(11.1)
Other changes	11.0
CASH FLOWS FROM OPERATING ACTIVITIES	**32.4***
INVESTING ACTIVITIES	
Other intangible assets with an undefined useful life	(2.3)
Other intangibles	(0.2)
Property, plant and equipment	(14.6)
Other non-current financial assets	(0.7)
Deferred-tax assets	(0.8)
CASH FLOWS FROM INVESTING ACTIVITIES	**(18.6)**
FINANCING ACTIVITIES	
Current financial liabilities	(2.0)
Non-current financial liabilities	(15.2)
Accrued interest payable	1.0
Loans payable to Group companies	(16.2)
Other current financial liabilities	(0.2)
Financial accrued income and prepaid expenses	0.4
CASH FLOWS FROM FINANCING ACTIVITIES	**(32.2)**
CASH FLOW FROM DISCONTINUING OPERATIONS	**(2.2)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE FIRST HALF OF 2005	**(20.6)**
CASH AND CASH EQUIVALENTS AT 1/1/05	**364.9**
CASH AND CASH EQUIVALENTS AT 6/30/05	**344.3**

*Includes income tax expense of 25.3 million euros and net interest expense of 33 million euros.

Notes to the Financial Statements

In accordance with the provisions of (EC) Regulation No. 1606/2002 adopted by the European Parliament and Council on July 19, 2002, starting with the 2005 reporting year, companies whose shares are traded on a regulated market in a country within the European Union are required to prepare their consolidated financial statements in accordance with the international accounting principles approved by the European Commission. The criteria used to prepare the Semiannual Report at June 30, 2005, which are the same as those that will be applied to the preparation of the 2005 annual financial statements, are reviewed below. However, the criteria discussed in this Section of the Report could differ from the provisions of the IFRS in force at December 31, 2005, due to changes with respect to which international accounting principles are approved by the European Commission or the issuance of new principles, interpretations or implementation guides by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS" or "international accounting standards") issued by the International Accounting Standards Board (IASB) and adopted by the European Commission in accordance with the procedure set forth in Article 6 of (EC) Regulation No. 1606/2002 adopted by the European Parliament and Council on July 19, 2002. The pro forma consolidated financial statements of the Group's Parent Company for the six months ended June 30, 2005 were prepared in accordance with the disclosure requirements of IAS 34 Interim Financial Reporting.

The pro forma financial statements at June 30, 2005 have not been audited.

In view of the amounts involved, the data shown in the financial statements are in millions of euros.

Scope of Consolidation

The consolidated financial statements at June 30, 2005 include the financial statements of the Group's Parent Company and those of Italian and foreign companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares. Control also exists when the Group's Parent Company holds 50% or less of the votes that may be exercised at a Shareholders' Meeting if:

- It controls more than 50% of the voting rights by virtue of an agreement with other investors;
- It has the power to determine the financial and operating policies of the investee company pursuant to a clause in the Bylaws of the investee company or a contract;
- It has the power to appoint or remove a majority of the members of the Board of Directors or equivalent corporate governance body and said Board or body controls the investee company;
- It has the power to exercise a majority of the votes at meetings of the Board of Directors or equivalent corporate governance body.

Because the Group's Parent Company no longer has the power to determine their financial and operating policies and benefit from their operations, the following companies are no longer consolidated line by line.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but are now parties to separate bankruptcy proceedings under local laws and their subsidiaries. These companies include:

    - Companies that have become eligible for extraordinary administration proceedings: Boschi Luigi & Figli S.p.a. in A.S. (Italy) and its subsidiaries F.I.T. Fomento e Industria do Tomate Sa (Portugal) and Italagro Sa (Portugal), Parmalat Molkerei Gmbh in A.S. (Germany), Deutsche Parmalat Gmbh in A.S. (Germany) and F.lli Strini Costruzioni Meccaniche S.r.l. in A.S. (Italy). The Extraordinary Commissioner is in the process of developing a separate program to restructure or sell these companies, as allowed under the Marzano Law;
    - The Brazilian companies that are parties to local composition with creditors proceedings (*recuperaçao judicial*) and their subsidiaries. A separate program to restructure these companies has been submitted to their creditors for approval. The share capital of these companies would be replenished with the subscription rights offered first to their creditors and, alternatively, to Parmalat S.p.A. The Brazilian companies are: Batavia Sa, Gelateria Parmalat Ltda, ITC – Comercio Internacional Do Brasil Ltda, Parmalat Administraçao e Participaçoes do Brasil Ltda, Parmalat Brasil Industria de Alimentos Sa, Seib Sociedade Export e Import De Bens Ltda, Parmalat Emprendimentos e Administraçao Ltda and Parmalat Participaçoes Do Brasil Ltda;
    - British companies that are parties that have filed under the Companies Creditors Arrangement Act. These companies and their subsidiaries are under the control of a local trustee and are the subject of separate proceedings. They are: Parmalat Food Holdings UK Limited, Ault Food (UK) Limited, Bridge Farm Dairies Limited, Lakeland Foods Limited, Loseley Chilled Products Ltd, Parmalat Dairies (UK) Limited, Parmalat Food Imports (UK) Limited and Verimac (n.98) Limited;
    - Other smaller companies that were forced to file for bankruptcy protection under local laws as a result of the financial collapse of the Parmalat Finanziaria Group. They are: Eaux Vives Harricana Inc., Les Sources Perigny Inc. (Canada), EVH USA Inc. (USA), Parmalat Chile (Chile), Parmalat France SA (France), Societè Fromagere D'Athis SA (France), Parmalat Hungaria RT (Hungary), Mliekotej S.R.O. (formerly Parmalat SK SRO) (Slovakia), Bonnita Holdings (PTY) Ltd (South Africa), Swojas Energy Foods Limited (India) and Eurofinancial Management Ltd (Ireland).

  These companies have been included in the list of the Group's equity investments because the Group owns their capital stock. However, at present, there is no expectation of a full or partial recovery of the investments in these companies upon completion of the individual bankruptcy proceedings. There is also no expectation that Parmalat S.p.A. will incur any liability in connection with these investments and there is no commitment or desire on the Company's part to cover the negative equity of these companies.

- Companies earmarked for sale or liquidation in the best available manner. These companies are Wishaw Trading Sa (Uruguay) and Parmalat Paraguay Sa (Paraguay). It is unlikely that the Group will incur any liability in connection with these investments and there is no commitment or desire on the Group's part to cover the negative equity of these companies. At January 1, 2004, Wishaw

Trading SA had liabilities guaranteed by Parmalat S.p.A. in A.S. that amounted to 338.3 million euros and creditors have already enforced these guarantees. Unsecured claims amounting to 47.4 million euros have been verified and claims totaling 253.6 million euros have been excluded, but creditors have challenged these exclusions. Parmalat S.p.A. believes that it is probable that some of these challenges will be upheld. Net of the claim reduction, these claims could total 17.6 million euros and the Company has added this amount to its Reserve for contested liabilities convertible exclusively into share capital. Based on information provided by counsel, Parmalat S.p.A. has learned that, in accordance with current Uruguayan law, the shareholders of a local limited liability company may be held personally responsible under certain conditions. More specifically, the principle of limited liability can be overridden when a company has been used (i) fraudulently to circumvent a law, (ii) to violate public order, (iii) fraudulently to injure the rights of shareholders or outsiders. While it is possible that the conduct of the previous management could result in an extension of liability to other companies of the Parmalat Group, Parmalat S.p.A. — in view of the provisions of Article 4-*bis*, Section 10 of the Marzano Law, which reaffirms the general principle set forth in Article 135 of the Bankruptcy Law that an approved composition with creditors is binding on all creditors with claims that predate the start of the composition with creditors proceedings and is also binding on all creditors who did not file for claim verification — believes that even if the existence and amount of any claims against it that are related to Wishaw Trading SA should ever be verified, the creditors would be unsecured creditors with claims the title and/or cause of which predates the start of the extraordinary administration proceedings for the companies that are parties to the Proposal of Composition with Creditors and, consequently, would only be entitled to receive shares and warrants of Parmalat S.p.A. based on an amount decreased by the claim reduction, in accordance with Section 7.8 of the Proposal of Composition with Creditors.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares that are in voluntary liquidation and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - PT Parmalat Indonesia (Indonesia)
  - Giglio S.p.A. (Italy)
  - Saral Srl (Italy)
  - P.V.F. Matera Club S.r.l. (Italy)
  - Gelateria Parmalat Srl (Italy)
  - Ce.Di Spezia S.r.l. (Italy)
  - Margherita Yogurt S.r.l. (Italy)
  - Gelateria Parmalat de Venezuela USA (Venezuela)
  - Gelateria Parmalat LTDA (Colombia)
  - Gelateria Parmalat Uruguay (Uruguay)
  - Gelateria PTY LTD (Australia)
  - Beco Fino Activ Hoteleira LDA (Portugal)
  - Parmalat Gelaterie Miami Inc. (USA)
  - Parmalat Gelaterie Houston Inc. (USA)
  - Parmalat Gelaterie USA Inc. (USA)
  - Parmalat Techold Corp. (USA).

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but no longer has the power to determine their financial and operating policies and benefit from their operations, and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - Airetcal Sa (Uruguay)
  - Parmalat Trading South America (Uruguay)
  - Impianti Sportivi Parma S.r.l. (Italy)
  - Food Consulting Services Ltd (Great Britain)
  - Parmaleche de Costa Rica Sa (Costa Rica)
  - Lacteos Centroamericanos Lactam Sa (Costa Rica)
  - Parmalat del Caribe (Dominican Republic)
  - Lacteos San Miguel Sa (El Salvador)
  - Lucana Club Srl (Italy)
  - Parmalat Asia Ewp (Thailand)
  - Parmalat (Nanjing) Dairy cor. Ltd
  - Parmalat (Tianjin) Dairy cor. Ltd
  - Parmalat (Zhaodong) Dairy cor. Ltd.

The following entries were made in connection with the companies that are no longer consolidated line by line:

- The carrying value of the investment was written off;
- The receivables owed by these companies to other Group companies were written off except for 5.5 million euros;
- A provision for risks was established to reflect indebtedness guaranteed by Group companies
- The receivables owed to the companies listed above by Group companies continued to be included in the indebtedness of Group companies.

A list of the equity investments held by Parmalat S.p.A. is provided at the end of the notes to the financial statements. The list shows which companies have been consolidated and the valuation methods applied to the investments in those companies that were not consolidated.

Principles of Consolidation

Equity Investments in Companies Included in the Scope of Consolidation

The consolidated financial statements include line by line assets and liabilities and the revenues and expenses of the companies included in the scope of consolidation. The carrying value of the equity investments is eliminated against the corresponding pro rata interest in the shareholder's equity of each investee company.

The shareholders' equity of the investee companies is determined by attributing to individual assets and liabilities their fair value on the date control was acquired. Any difference is posted to Goodwill, if positive, or charged to income, if negative.

Gains or losses from the sale of investments in consolidated companies are reflected in the income statement for the amount that corresponds to the difference between the sales price and the value of the corresponding interest in the underlying shareholders' equity.

Minority interest in shareholders' equity and earnings are recognized as separate line items on the financial statements. The minority interest in shareholders' equity is determined based on the fair value of assets and liabilities on the date control was acquired, excluding any attributable goodwill.

Intra-Group Transactions

Gains generated by transactions between consolidated companies that have not yet been realized in a transaction with an outsider are eliminated if significant. Receivables, payables, income, expenses, guarantees, commitments and risks that arise from transactions between consolidated companies are also eliminated. Intra-group losses are not eliminated because they are deemed to have reduced the value of the transferred goods.

Translation of Financial Statements Denominated in Currencies Other than the Euro

The financial statements of companies that operate outside the euro area are translated into euros by applying end-of-period exchange rates to assets and liabilities, historical rates to shareholders' equity accounts and average rates for the period to statement of income items (Source: Italian Foreign Exchange Office).

Foreign exchange translation differences generated by changes in the exchange rate applied to assets and liabilities, shareholders' equity and the income statement are posted to the Reserve for currency translation differences, for the portion attributable to the Group, and to Minority interest in share capital and reserves, for the portion attributable to minority shareholders.

The financial statements used for conversion purposes are those stated in the company's functional currency.

Valuation Criteria

The main valuation criteria adopted in the preparation of the Semiannual Report are reviewed below.

Current Assets

Trading financial assets and available-for-sale financial assets are recognized at fair value, with any valuation impact recognized either in earnings as Financial income (expense) or in equity as Other reserves.

Inventories are carried at the lower of purchase/production cost or net realizable value, which is the amount that an enterprise expects to receive by selling these items in the normal course of business.

The cost of inventories is determined by the weighted average cost method.

Non-current Assets

Property, Plant and Equipment

Property, plant and equipment is recognized at purchase or production cost, including directly attributable incidental expenses that are necessary to make the assets available for use. Whenever a significant length of time is required to make an asset ready for use, the purchase or production cost must include the finance charges that, theoretically, would have been avoided during the length of time required to make the asset ready for use, had the investment never been made. An asset's purchase or production cost is reduced indirectly by any attributable capital grants, which should be recognized when the conditions for their distribution have been met.

Assets acquired under finance leases are recognized as components of property, plant and equipment as an offset to the liability toward the lessor and are depreciated in accordance with the criteria described below. When there is no reasonable certainty that the Company will exercise its buyout option, the asset is depreciated over the life of the lease, if the asset's useful life is longer.

Property, plant and equipment is depreciated on a straight line over the useful life of the assets. The estimated useful life is the length of time during which the Company expects to use an asset. When an asset classified as property, plant and equipment consists of several components, each with a different useful life, each component should be depreciated separately. The amount to be depreciated is the asset's carrying value less the asset's net realizable value at the end of its useful life, if such value is material and can be reasonably determined.

The depreciation rates applied to the different classes of assets are the following:

- Buildings 1.5% - 10%
- Plant and machinery 7% - 16%
- Industrial equipment 10% - 25%
- Other assets 10% - 33%

Land, including land purchased together with a building and available-for-sale property, plant and equipment may not be depreciated. Instead, it should be valued at the lower of their historical cost or fair value, net of any disposal costs.

Costs incurred for improvements and for modernization and transformation projects that increase the value of the assets are added to the assets' value and depreciated over their remaining useful lives.

The costs incurred to replace identifiable components of complex assets are recognized as assets and depreciated over their useful lives. The residual carrying value of the component that is being replaced is charged to income. The cost of regular maintenance and repairs is charged to income in the year it is incurred.

When an item of property, plant and equipment is affected by events that are presumed to have impaired its value, the recoverability of the affected asset should be tested by comparing its carrying value with its recoverable value, which is the larger of the asset's fair value, net of disposal costs, and its value in use.

Absent a binding sales agreement, fair value is determined based on the valuations available from recent transactions in an active market or based on the best available information usable to determine the amount that the Company could obtain by selling a given asset.

Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset, if significant and reasonably measurable, and from its disposal at the end of its useful life. Cash flows should be determined based on reasonable and documentable assumptions that represent a best estimate of future economic conditions over the remaining useful life of an asset. The present value is determined by applying a rate that takes into account the risks inherent in the Company's business.

Each individual asset or smallest identifiable component of an asset that generates cash flow independently through its continuous use (cash generating unit) should be valued separately. When the reason for a writedown ceases to apply, the affected asset is revalued and the adjustment is recognized in the income statement as a revaluation (reversal of writedown) in an amount equal to the adjustment made or the lower of the asset's recoverable value or its carrying value before previous writedowns, but reduced by the depreciation that would have been taken had the asset not been written down.

Intangibles

Intangibles are recorded at cost, determined with the same criteria as those used for property, plant and equipment.

Intangibles with a finite useful life are amortized on a straight line, based on an estimate of the length of time during which the Company will use them. The recoverability of their carrying value is tested using the criteria provided above when discussing property, plant and equipment.

Goodwill and other assets with an undefined useful life are not amortized. The recoverability of their carrying value should be tested at least once a year or whenever events that are presumed to have impaired asset values occur. With regard to the trademarks recognized in the Company's financial statements, no time limit as to their ability to generate future cash flows is foreseeable at this point.

Goodwill includes a preliminary allocation of the difference between the acquisition price of assets and liabilities paid by Parmalat S.p.A. and the carrying value of those assets and liabilities. More specifically, since a market value of the individual acquired assets and liabilities was not available when the pro forma financial statements were prepared, these assets and liabilities were recognized at the value at which they were carried in the assignor's financial statements at June 30, 2005. Any difference between the purchase price of assets and liabilities and their carrying value and between the carrying value of investments in subsidiaries and the corresponding interest in each subsidiary's shareholders' equity was posted to goodwill. Whenever there was a material difference between an asset's fair value and net book value, Parmalat S.p.A. requested the input of an expert appraiser. In some cases, this process produced an adjustment to the amount allocated to goodwill.

Non-current Financial Assets

Equity investments in unconsolidated subsidiaries, joint ventures and affiliated companies are valued by the equity method. When their impact on the balance sheet, financial performance and earnings is not significant, unconsolidated subsidiaries are valued at cost, adjusted for impairment losses.

Other equity investments are valued at fair value, with any resulting gains or losses recognized in equity. When the fair value of an investment cannot be determined reliably, equity investments are valued at cost, adjusted for impairment losses.

When the reason for a writedown ceases to apply, investments in associates that were valued at cost are revalued by an amount that may not be greater than the original writedown and the adjustment is recognized in the income statement under Other income from (expense on) investments in associates.

The risk of losses in excess of an associate's shareholders' equity should be reflected in a special provision in proportion to the obligation of the investor company's to satisfy statutory or implied obligations of the investee company or cover its losses.

Long-term loans receivable and financial assets that will be held to maturity are recognized at cost, which is equal to the fair value of the initial consideration plus transaction costs (e.g., commissions, consulting fees, etc.). The initial carrying value should then be modified to reflect repayment of principal, writedowns and the amortization of the difference between redemption value and historical recognition value. Amortization is taken based on an actual internal interest rate, which is the interest that equalizes, at the time of original recognition, the present value of expected cash flow and the historical recognition value (amortized cost method).

Financial Liabilities

Financial liabilities are recognized at cost, which must correspond to their fair value. Transaction costs that are incurred directly in connection with the process of incurring the liability are amortized over the useful life of the respective financing facility.

Provisions for Risks and Charges

Provisions for risks and charges are established to fund quantifiable charges, the existence of which is certain or probable, but the amount or date of occurrence of which could not be determined as of the close of the reporting period. Additions are made to these provisions when: (i) it is probable that the Company will incur a statutory or implied obligation as a result of a past event; (ii) it is probable that meeting this obligation will be onerous; and (iii) the amount of the obligation can be estimated reliably. Additions are recognized at an amount equal to that which represents the best estimate of the sum that the Company will be reasonably expected to pay to satisfy an obligation or transfer it to a third party at the end of the reporting period. When the financial effect of the passing of time is material and the date when an obligation will become due can be reliably estimated, the addition to the provisions should be recognized at its present value. The incremental addition attributable to recognize the passing of time should be reflected in the income statement under Financial income and expense.

The costs that the Company expects to incur in connection with restructuring programs should be recognized in the year when the program is officially approved and there is a settled expectation among the affected parties that the restructuring program will be implemented.

These provisions are updated on a regular basis to reflect changes in estimates of costs, redemption timing and discounting rate. Changes in the estimates of provisions are posted to the same income statement item

under which the addition was originally recognized. In the case of liabilities attributable to property, plant and equipment, they are recognized as offsets to the corresponding assets.

Employee Benefits After End of Employment

Liabilities under defined-benefit plans (including the liability for employee severance indemnities), net of any plan assets, is determined on the basis of actuarial assumptions and is recognized on accrual basis over the length of the employment period needed to obtain the benefits. The valuation of the liability is made by independent actuaries.

Actuarial gains and losses on defined-benefit plans that arise from changes in the actuarial assumptions applied or changes in plan terms are recognized in the income statement on a pro rata basis over the average remaining working life of the employees who are enrolled in the plan, provided and to the extent that the net value of the gains or losses that is unrecognized at the end of the reporting period is larger than 10% of the program's liabilities or 10% of the fair value of plan assets, whichever is greater (corridor method).

Available-for-sale Assets

Individual or groups of assets and liabilities the carrying value of which will be recovered mainly by selling them should be presented separately on the balance sheet. These assets and liabilities are recognized at the lower of book value or estimated realizable value, net of selling costs. Any losses are recognized directly in earnings.

The result of discontinued or discontinuing operations should be shown separately on the income statement.

Revenues and Expenses

Sales and service revenues are recognized when the risks and benefits inherent in ownership effectively passes to the buyer or the services are rendered.

Revenues are recognized net of returns, discounts and allowances and of directly attributable taxes.

Costs are recognized when they apply to goods and services purchased and used during the period or are allocated over a straight line when the future usefulness of these costs can be determined.

Foreign Exchange Differences

Revenues and expenses arising from transactions in foreign currencies are recognized at the exchange rate in force on the day the underlying transaction is executed.

Assets and liabilities denominated in foreign currencies are translated into euros at the exchange rate in force at the end of the reporting period and any resulting gains or losses are recognized in earnings. Non-cash assets and liabilities denominated in foreign currencies that are valued at cost are recognized at the historical exchange rate.

Income Taxes

Income taxes are computed on the basis of the estimated taxable income; the resulting liability is shown under Income taxes payable. Receivables and payables related to current taxes are recognized at the value that the Company expects to pay/recover to/from the tax administration based on the tax rates and tax laws in force at the end of the reporting period or which can be deemed to have been virtually approved as of that date.

Deferred-tax liabilities and assets are computed on temporary differences between the values attributed to assets and liabilities for financial reporting and tax purposes. Deferred-tax assets are recognized only when there is reasonable certainty that they will be recovered.

Deferred-tax assets and liabilities are recognized, respectively, as non-current assets and liabilities and may be offset at the individual company level, provided they stem from offsettable taxes.

Transactions with Related Parties

Transactions with related parties that were executed after the start of the extraordinary administration proceedings are neither atypical or unusual and were carried by the Company in the normal course of business. Currently, the Group executes transactions with the following related parties:

- A group of licensee companies, presumably controlled indirectly by the Tanzi family, which have applied for and became eligible for extraordinary administration proceedings.

  Most of the receivables owed by related parties to Group companies have been written off.

(in millions of euros)

	6/30/05		First half 2005	
	Receivables, net of allowance for doubtful accounts	Payables	Expenses	Revenues
Licensees and their controlling companies	55.4	27.7	7.6	14.4
Other companies owned by the Tanzi family	20.7	8.5	0.1	0.2
Total	**76.1**	**36.2**	**7.7**	**14.6**

- Companies in which the Group has a majority equity stake but have been excluded from the scope of consolidation as explained in the Scope of Consolidation section of this Report.

(in millions of euros)

	6/30/05			First half 2005	
	Receivables, net of allowance for doubtful accounts(*)	Payables	Guarantees	Expenses	Revenues
Boschi Luigi & Figli Spa in A.S.	7.5	3.4		11.7	8.6
Parmalat Molkerei Gmbh in A.S.	1.7	1.2		7.3	
Deutsche Parmalat Gmbh in A.S.	5.4	7.1	1.4	4.6	1.9
F.lli Strini Costruzioni Meccaniche S.r.l. in A.S.	1.6				
Parmalat Brasil Industria de Alimentos Sa	0.2		2.1		
Parmalat Participacoes Do Brasil Ltda			21.1		
Parmalat Chile			0.6		
Parmalat Hungaria RT				1.9	
Wishaw Trading SA			17.6		
Parmalat Paraguay Sa	0.6				
Impianti Sportivi Parma S.r.l. (Italia)	2.2				
Food Consulting Services Ltd (Great Britain)	0.1				
Parmaleche de Costa Rica Sa (Costa Rica)	0.5				
Lacteos Centroamericanos Lactam Sa (Costa Rica)	1.1	0.1			
Other smaller companies	0.9		0.1		0.2
Total	**21.8**	**11.8**	**42.9**	**25.5**	**10.7**

(*) Receivables, net of allowance for doubtful accounts, are shown after applying the claim reduction factor.

- Certain companies that were part of the Group headed by Parmalat Finanziaria S.p.A. in A.S. but were not transferred to the Assumptor:

					(in millions of euros)
	6/30/05			**First half 2005**	
	Receivables, net of allowance for doubtful accounts(*)	**Payables**	**Guarantees**	**Expenses**	**Revenues**
Emmegi Srl in a.s.		0.8		1.2	
Eurofood IFSC Ltd in a.s.		19.8			
Parmalat Trading Limited in a.s.		0.5			
Parma AC Spa in a.s.			0.7	0.1	0.1
Parmalat Capital Finance Ltd			2.9		
Other smaller companies	0.7	0.1	0.2	0.1	0.3
Total	**0.7**	**21.2**	**3.8**	**1.4**	**0.4**

(*) *Receivables, net of allowance for doubtful accounts, are shown after applying the claim reduction factor.*

- Certain affiliated companies:

					(in millions of euros)
	6/30/05			**First half 2005**	
	Receivables, net of allowance for doubtful accounts	**Payables**	**Guarantees**	**Expenses**	**Revenues**
Parmafactor		1.4			
NöM AG		0.3			
Total		**1.7**			

While not required to do so pursuant to law, the Group discloses that, considering who will be the shareholders of Parmalat S.p.A. following the approval of the Composition with Creditors, the Group engages in commercial and financial transactions with numerous former creditors of its member companies.

The transactions executed with these counterparties are neither atypical or unusual and are carried out by the Company in the normal course of business.

These transactions are executed on market terms. i.e., on terms that would have been agreed to by independent parties, and were carried out in the interest of the Group headed by Parmalat S.p.A.

Lastly, the Group has filed a series of legal actions against former creditors of companies under extraordinary administration. These lawsuits are discussed in detail in the section of the Report on Operations entitled Legal Disputes and Contingent Liabilities at June 30, 2005.

Notes to the Balance Sheet — Assets

Non-current Assets

Non-current assets totaled 2,116.7 million euros. A breakdown is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
Goodwill	1,367.7	1,367.7
Other intangible assets with an undefined useful life	129.6	127.3
Other intangibles	20.3	22.0
Property, plant and equipment	563.3	565.8
Investments in associates	7.5	37.8
Other non-current financial assets	19.2	19.7
Deferred-tax assets	9.1	8.3
Total non-current assets	**2,116.7**	**2,148.6**

Goodwill

Goodwill includes 411.6 million euros from the transfer to Parmalat S.p.A. of the assets of the companies included in the Proposal of Composition with Creditors (see the Notes to the Pro Forma Balance Sheet and Income Statement of Parmalat S.p.A.) and 956.1 million euros from the consolidation of subsidiaries. This item also reflects a preliminary allocation of the purchase price attributed to the assets and liabilities transferred to Parmalat S.p.A. More specifically, since the market value of each assigned asset and liability was not available on the date the pro forma financial statements, these assets and liabilities were booked based on their book value on the consolidated financial statements of the assignor (Company Included in the Proposal of Composition with Creditors). Any difference between the acquisition price of assets and liabilities and their carrying value and between the carrying value of investments in subsidiaries and the corresponding interest in each subsidiary's shareholders' equity was posted to goodwill.

Other Intangible Assets with an Undefined Useful Life

Other intangible assets with an undefined useful life totaled 129.6 million euros. They include 86.3 million euros attributable to Parmalat S.p.A.; about 28 million euros for the PhysiCAL, Rev, Skinny Milk and Farmhouse trademarks, which are owned by the Australian subsidiaries Parmalat Foods Australia Limited and Parmalat Australia Limited; about 8.6 million euros attributable to the Centrale del Latte di Roma S.p.A. subsidiary; about 2.8 million euros for the Simonsberg and Melrose trademarks, which are owned by the Parmalat South Africa Pty Ltd subsidiary; about 2.9 million euros for the Prolaca trademark, which is owned by the Venezuelan subsidiary Industria Lactea Venezuelana CA (Indulac); and about 1 million euros for the Ryalcao trademark, which is owned by the Spanish subsidiary Clesa SA.

Other Intangibles

Other intangibles, which amounted to 20.3 million euros, includes multi-year costs capitalized by Parmalat S.p.A. and its subsidiaries.

The table below shows the changes that occurred in the first half of 2005:

(in millions of euros)

	Industrial patents and intellectual property rights	Permits, licenses and similar rights	Miscellaneous intangibles	Total
Balance at 12/31/04 (A)	**0.3**	**11.1**	**10.6**	**22.0**
Changes for the period				
- Additions		0.1	0.6	0.7
- Disposals (-)			(0.5)	(0.5)
- Writedowns (-)				
- Amortization (-)	(0.1)	(2.1)	(1.6)	(3.8)
- Currency translation differences		1.2	0.7	1.9
Total changes (B)	(0.1)	(0.8)	(0.8)	(1.7)
Balance at 6/30/05 (A+B)	**0.2**	**10.3**	**9.8**	**20.3**

Property, Plant and Equipment

Property, plant and equipment had a net carrying value of 563.3 million euros.

The changes that occurred during the first six months of 2005 are reviewed below:

(in millions of euros)

	Land	Buildings	Plant and machinery	Industrial equipment	Other assets	Construction in progress and advances	Total
Balance at 12/31/04 (A)	**64.5**	**193.2**	**252.4**	**12.4**	**23.0**	**20.3**	**565.8**
Changes for the period							
- Additions		1.0	7.6	0.4	4.2	8.6	21.8
- Writedowns (-)			(0.7)				(0.7)
- Disposals (-)		(1.0)	(4.8)	(1.0)	(0.4)		(7.2)
- Depreciation (-)		(6.8)	(28.0)	(2.3)	(4.7)		(41.8)
- Currency translation differences	8.4	2.1	12.4	0.7	0.6	1.2	25.4
- Other changes		0.1	5.2	1.3	2.5	(9.1)	0.0
Total changes (B)	8.4	(4.6)	(8.3)	(0.9)	2.2	0.7	(2.5)
Balance at 6/30/05 (A+B)	**72.9**	**188.6**	**244.1**	**11.5**	**25.2**	**21.0**	**563.3**

Information about additions to property, plant and equipment during the first half of 2005 is provided in the Capital Expenditures section of the Report on Operations.
The main components of disposals of 7.2 million euros are the following:

- 3.3 million euros for the sale of the bottling operations of the Parmalat Australia Limited subsidiary;
- 2.4 million for the remainder of the sales transactions originally booked last year in which three bakery facilities owned by the Canadian subsidiary Parmalat Dairy & Bakery were sold to Catterton Partners.

A breakdown of property, plant and equipment acquired under finance leases totaling 19.7 million euros is as follows:

- 0.7 million euros for land;
- 2.9 million euros for plant and machinery;
- 11.8 million euros for industrial equipment;
- 4.3 million euros for other assets.

Investments in Associates

The net carrying value of the investments in associates amounted to 7.5 million euros.

The table below shows the changes that occurred during the first half of 2005:

	Investments in:			Total
	subsidiaries	affiliated companies	other companies	
Balance at 12/31/04 (A)	**0.3**	**33.8**	**3.7**	**37.8**
Changes for the period				
- Currency translation differences		0.3		0.3
- Other changes	(0.2)	(30.4)		(30.6)
Total changes (B)	(0.2)	(30.1)	0.0	(30.3)
Balance at 6/30/05 (A+B)	**0.1**	**3.7**	**3.7**	**7.5**

The decrease of 0.2 million euros in Investments in subsidiaries reflects a reclassification to Loans receivable from others of the equity investment of Parmalat International Sa in Food Reinsurance, which was liquidated in 2005.
The decrease of 30.4 million euros in Investments in affiliated companies reflects a reclassification to Non-current assets available for sale of the investment held by the Parmalat Austria GmbH subsidiary in NöM AG, which was sold to Raiffeisen Holding NO-Wien in August 2005.

Other Non-current Financial Assets

Other non-current financial assets had a net carrying value of 19.2 million euros.

The table below shows the changes that occurred during the first six months of 2005:

(in millions of euros)

	Loans receivable from		Other securities	Total
	subsidiaries	**others**		
Balance at 12/31/04 (A)	**12.3**	**6.4**	**1.0**	**19.7**
Changes for the period				
- Increases	0.6			0.6
- Writedowns	(0.9)			(0.9)
- Currency translation differences			0.2	0.2
- Other changes	(0.9)	0.5		(0.4)
Total changes (B)	(1.2)	0.5	0.2	(0.5)
Balance at 6/30/05 (A+B)	**11.1**	**6.9**	**1.2**	**19.2**

Loans receivable from subsidiaries of 11.1 million euros refers to amounts owed to Parmalat S.p.A. by unconsolidated subsidiaries.

The increase of 0.6 million euros reflects new loans provided by Parmalat S.p.A. during the first half of 2005.

The writedown of 0.9 million euros refers to the forgiveness of receivables owed to Parmalat S.p.A. by the subsidiary Margherita Yogurt S.r.l. in liquidation.

The decrease of 0.9 million euros shown under Other changes is mainly the net result of the reclassification from Trade receivables from subsidiaries of a receivable owed to Parmalat S.p.A. by the Boschi Luigi & Figli subsidiary and the collection, during the first six months of 2005, of a receivable owed to Parmalat S.p.A. by Mother's Cake & Cookie Co.

The main components of Loans receivable from others of 6.9 million euros are:

- 0.7 million euros in income tax prepayments on future distributions of employee severance benefits;
- 1.9 million euros in security deposits;
- 1.2 million euros in deposits provided as collateral;
- 0.8 million euros for a loan provided to a minority shareholder;

Deferred-tax Assets

Deferred-tax assets totaled 9.1 million euros, or 0.8 million euros more than at the beginning of the year. The appreciation of the Australian dollar versus the euro accounts for this increase.

Current Assets

A breakdown of the balance of 1,561.5 million euros is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
Inventories	338.2	299.5
Trade receivables	494.8	485.7
Other current assets	383.6	347.5
Cash and cash equivalents	344.3	364.9
Current financial assets	0.6	0.4
Total current assets	**1,561.5**	**1,498.0**

Inventories

Inventories totaled 338.2 million euros. A breakdown is provided below:

		(in millions of euros)
	6/30/05	**12/31/04**
1) Raw materials, auxiliaries and supplies	96.1	94.9
2) Work in progress and semifinished goods	3.6	4.3
3) Contract work in process	6.1	9.5
4) Finished goods and merchandise	237.3	196.4
5) Advances to suppliers	0.9	0.3
6) Reserve for inventory writedowns	(5.8)	(5.9)
Total inventories	**338.2**	**299.5**

Inventories increased by 38.7 million euros compared with December 31, 2004, mainly as a result of the following changes:

- A rise of 40.9 million euros in Finished goods and merchandise, which includes an increase of 38.5 million euros booked by a Canadian subsidiary to account for an 8% increase in the price of milk and dairy products, the impact of seasonal factors on cheese inventories and the appreciation of the Canadian dollar versus the euro;
- A decrease of 3.4 million euros in Contract work in process due to the completion by Parmalat S.p.A. of contract work orders that were in process in 2004.

Trade Receivables

		(in millions of euros)
	6/30/05	**12/31/04**
Trade receivables		
- owed by customers	473.8	461.4
- owed by unconsolidated subsidiaries	5.5	8.8
- under dispute	15.5	15.5
Total trade receivables	**494.8**	**485.7**

Net of an allowance for doubtful accounts of 1,270.4 million euros, Trade receivables owed by customers totaled 473.8 million euros, or 12.4 million euros more than at December 31, 2004. A portion of this increase (4.5 million euros) is attributable to Parmalat S.p.A. The balance (7.9 million euros) is the net result of:

- A decrease by Centrale del Latte di Roma due to the assignment of receivables (2.4 million euros) and to a reduction in revenues and days to collection (2 million euros);
- An increase by a Spanish subsidiary (2.9 million euros) due to the impact of seasonal factors on revenues;
- An increase by a Venezuelan subsidiary (1.8 million euros) due to a rise in the price of milk;
- An increase by the Canadian subsidiaries (8.9 million euros) due the appreciation of the Canadian dollar versus the euro (6.9 million euros) and a rise in the price of milk and dairy products (2 million euros);
- A decrease by a South African subsidiary (1.9 million euros) due to the lower value of the rand versus the euro.

Trade receivables owed by unconsolidated subsidiaries include 4.0 million euros owed to Parmalat S.p.A. by Boschi Luigi & Figli S.p.A. in A.S. and 0.7 million euros payable to the Indulac Group by Gelateria Parmalat de Venezuela. Sundry positions account for the difference.
The decrease of 3.3 million euros in Trade receivables owed by unconsolidated subsidiaries is due mainly to the reclassification to Non-current loans receivable from subsidiaries of a receivable owed to Parmalat S.p.A. by the subsidiary Boschi Luigi & Figli S.p.A. in A.S.

Trade receivables under dispute, which amounted to 15.5 million euros, represent claims of certain subsidiaries toward Parmalat S.p.A. that the *Giudici Delegati* did not verify in a decision that was challenged within the statutory deadlines.

These receivables were not eliminated in the consolidation process because the Proposal of Composition with Creditors provides that, pursuant to Article 2359-*quinquies* of the Italian Civil Code, which prohibits the subscription of the shares of a parent company by its subsidiaries, if their existence or amount were to be verified with a final court decision or as part of a settlement agreement, the abovementioned receivables would be transferred to Fondazione Creditori Parmalat, which would then acquire the corresponding shares through subscription, sell them and transfer the proceeds to the creditor companies.

Other Current Assets

A breakdown of Other current assets is as follows:

Description	*(in millions of euros)*	
	6/30/05	**12/31/04**
Amounts receivable from the tax authorities for VAT	133.1	132.8
Estimated tax payments	36.3	45.4
Dividend tax credits	33.1	33.1
Other receivables owed by the tax administration	30.0	17.1
Sundry receivables	23.4	18.0
Receivables owed by Fondazione Creditori Parmalat	40.8	27.1
Accrued income and prepaid expenses	86.9	74.0
Total	**383.6**	**347.5**

Dividend tax credits of 33.1 million euros refers to dividends collected prior to the extraordinary administration proceedings.

The main component of Sundry receivables is a receivable of 18.6 million euros owed by the Ministry of Farming and Forestry Policies for subsidies pursuant to Legislative Decree No. 173 of April 30, 1998 and not yet collected.

Receivables owed by Fondazione Creditori Parmalat of 40.8 million euros reflects claims of subsidiaries toward Parmalat S.p.A. that were verified by the *Giudici Delegati* and assigned to the Foundation in accordance with the provisions of the Proposal of Composition with Creditors and pursuant to Article 2359-*quinquies* of the Italian Civil Code.

The main reason for the increase of 13.7 million euros compared with the previous year is the decision by the subsidiary Centrale del Latte di Roma S.p.A. to renounce the status of preferential creditor of Parmalat S.p.A.

In accordance with the provisions of the Proposal of Composition with Creditors and pursuant to Article 2359-*quinquies* of the Italian Civil Code, the resulting change to the status of unsecured creditor required Centrale del Latte di Roma S.p.A. to assign its claim to the Foundation.

A breakdown of Accrued income and prepaid expenses of 86.9 million euros is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
Accrued income		
- Interest	0.3	0.5
- Other and sundry	1.2	2.1
	1.5	**2.6**
Prepaid expenses:		
- Interest	70.6	65.1
- Loan fees	0.6	0.2
- Rent and rentals	1.0	1.0
- Insurance premiums	2.2	2.4
- Other and sundry	11.0	2.7
	85.4	**71.4**
Total accrued income and prepaid expenses	**86.9**	**74.0**

The main components of Accrued income and prepaid expenses of 86.9 million euros are prepaid expenses of 70.6 million euros for make-whole notes and subordinate notes issued by the Canadian company Parmalat Dairy & Bakery Inc. (17 million euros and 53.4 million euros, respectively) and 3.7 million euros in other prepaid expenses incurred by the Australian subsidiaries when they refinanced their indebtedness.
The main reasons for the increase of 12.9 million euros compared with December 31, 2004 are:

- An increase of 5.7 million euros in financial prepaid expenses booked by the Canadian subsidiary Parmalat Dairy & Bakery Inc. caused by the appreciation of the Canadian dollar versus the euro;
- A rise of 2.0 million euros in prepaid expenses incurred by the Australian subsidiaries when they refinanced their indebtedness.

Cash and Cash Equivalents

		(in millions of euros)
	6/30/05	**12/31/04**
- Bank and postal accounts	341.4	361.8
- Checks in transit	0.3	1.0
- Cash on hand	2.6	2.1
Total cash and cash equivalents	**344.3**	**364.9**

The decrease of 20.4 million euros compared with the end of 2004 was caused by:

- A reduction of 32 million euros of the cash and cash equivalents held by a Canadian subsidiary as the net result of a settlement reached with USA Dairy during the first half of 2005 (18 million euros),

the repayment of installments of a loan received by the Ontario Teachers Pension Plan (29.5 million euros), payment of income taxes (13.5 million euros), the collection of proceeds from the sale of three baking facilities (10 million euros), sundry collections (10.7 million euros) and the impact of the appreciation of the Canadian dollar versus the euro on foreign exchange translations (8 million euros);

- An increase of 2.5 million euros in the cash and cash equivalents held by a Portuguese subsidiary due to the cancellation of installments due under a previous financing facility and the utilization of an old credit line;
- An increase of 1 million euros in the cash and cash equivalents held by a Romanian subsidiary made possible by higher revenues booked during the first half of 2005;
- An increase of 1.2 million euros in the cash and cash equivalents held by a Venezuelan subsidiary made possible by a reduction in operating costs;
- An increase of 4.9 million euros in the cash and cash equivalents held by the Colombian subsidiaries made possible by higher revenues and a reduction in selling and administrative expenses;
- An increase of 3.8 million euros in the cash and cash equivalents held by an Australian subsidiary as a result of a reduction in interest expense made possible by the renegotiation of indebtedness during the first half of 2005.

Current Financial Assets

Current financial assets of 0.6 million euros consist mainly of financial instruments received in exchange for tax credits.

Available-for-sale Assets

Available-for-sale assets of 82.6 million euros includes the following:

- 27.9 million euros for assets held by the bakery operations of Parmalat S.p.A., including 12.4 million euros for buildings, 7.6 million euros for plant and machinery, 0.1 million euros for other assets and 7.8 million euros for inventories;
- 22.8 million euros for assets held by a Venezuelan subsidiary, including 12.8 million euros for buildings and 10 million euros for plant and machinery;
- 31.9 million euros for assets held by NöM AG (owned by Parmalat Austria GmbH and sold in August 2005), including 30.4 million euros for equity investments and 1.5 million euros for deposits.

Notes to the Balance Sheet — Liabilities and Shareholders' Equity

Shareholders' Equity

At June 30, 2005, Shareholders' equity totaled 1,631.9 million euros. A statement of changes in shareholders' equity and a description of the individual components of this item are provided below.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY *(in millions of euros)*

	Share capital	Reserve for liabilities convertible exclusively into share capital	Reserve for claims of late-filing creditors	Reserve for currency translation difference	Other reserves	Retained earnings (Loss carry-forward)	Profit (Loss) for the period	Share-holders' equity
Balance at 12/31/04	1,541.2	238.9			(5.7)	(41.4)	(185.0)	1,548.0
Request for unsecured claim status by creditors with preferential or prededuction claims and sundry items	59.7	(1.0)						58.7
Settlements of disputes		(41.7)			41.7			0.0
Costs incurred to list the Company's securities in the first half of 2005					(2.8)			(2.8)
Late filings by unsecured creditors			35.8		(35.8)			0.0
Loss in 2004						(185.0)	185.0	0.0
Difference from translation of financial statements denominated in foreign currencies				(11.6)				(11.6)
Profit in the first half of 2005							39.6	39.6
Balance at 6/30/05	**1,600.9**	**196.2**	**35.8**	**(11.6)**	**(2.6)**	**(226.4)**	**39.6**	**1,631.9**

Share Capital

The Company's share capital corresponds to the amount of unsecured claims verified by the *Giudici Delegati* and includes prededuction and preferential claims the senior status of which has been waived by the creditors who hold them in exchange for being classified as unsecured claims.

On March 1, 2005, the Extraordinary Shareholders' Meeting, having been informed of the favorable opinion of the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

- up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the *Giudici Delegati* on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

- up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:
  - unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
  - unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
- up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new

common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;

c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;

d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus (see Section Three, Chapter XIII, Paragraph 13.1.9).

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

No valuation has been made with respect to the warrants distributed to the shareholders because no reference valuation parameter is available.

Reserve for Contested Liabilities Convertible Exclusively Into Share Capital

Based on the final lists of creditors published on December 28, 2004 in Issue No. 303 of the Official Gazette of the Italian Republic, verified claims totaled 19,953,147,095 euros, including conditional claims amounting to 509,834,148 euros. All verified claims and conditional claims are entitled to vote. Rejected claims the rejection of which was challenged amounted to 4,384.1 million euros.

Challenged rejected claims totaling 3,428.0 million euros required the establishment of a reserve that, after decreasing its amount by the claim reduction percentage, amounted to 238.9 million euros. This reserve was reduced by a further 196.2 million euros as of June 30, 2005, when U.S. Dairy withdrew all challenges to the computation of the liabilities of Parmalat Group companies under extraordinary administration, except for the claims verified by the Court of Parma.

If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors.

Consequently, the utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of the rejected claims, will become a freely available reserve.

Parmalat S.p.A. has already approved a capital increase in an amount equal to the balance in this reserve.

Reserve for Claims of Late Filing Creditors

Subsequent to the publications of the final lists of creditors on December 28, 2004 in Issue No. 303 of the Official Gazette of the Italian Republic, the Court of Parma received late filings by creditors totaling 612.8 million euros.

These claims, which have not yet been reviewed by the *Giudici Delegati*, required the establishment of reserve that, after decreasing its amount by the claim reduction percentage, amounted to 35.8 million euros.
If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors.
Consequently, the utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of rejected claims, will become a freely available reserve.

Other Reserves

Other reserves includes the Reserve for currency translation differences, with a negative balance of 11.6 million euros, and Miscellaneous reserves, with a negative balance of 2.6 million euros. The negative balance of miscellaneous reserves is the net result of the following items:

- a positive 41.7 million euros reclassified from the Reserve for contested liabilities convertible exclusively into share capital upon the settlement of disputes with the companies of the Dairy USA Division;
- A negative 8.5 million euros for costs to list the securities of Parmalat S.p.A.
- A negative 35.8 million euros for the establishment of a dedicated reserve for late filings (after the balance sheet date of December 31, 2004) by unsecured creditors (see the note to Reserve for claims of late-filing creditors.

Retained Earnings (Loss Carryforward)

The negative balance of 226.4 million euros includes the Group's interest in the loss for 2004 (185.0 million euros) and the impact of the adoption of the IFRS/IAS on the 2004 financial statements (41.4 million euros).

Profit (Loss) for the period

The profit for the first half of 2005 amounted to 39.6 million euros.

Reconciliation of the Shareholders' Equity of Parmalat S.p.A. to Group Interest in Shareholders' Equity

(in millions of euros)

	Shareholders' equity before result for the period	Result for the first half of 2005	Shareholders' equity
Shareholders' equity of Parmalat S.p.A. at 6/30/05	**1,630.9**	**19.1**	**1,650.0**
- Impact of applying IAS to the financial statements of subsidiaries	(8.8)		(8.8)
-Difference between carrying value and pro rata interest in shareholders' equity	(18.2)		(18.2)
- Pro rata interest in the results of investee companies		4.4	4.4
- Reserve for currency translation differences	(11.6)		(11.6)
- Elimination of intra-Group revenues and expenses		(1.0)	(1.0)
- Elimination of the coverage of losses by subsidiaries		17.1	17.1
Group Interest in Shareholders' Equity at 6/30/05	**1,592.3**	**39.6**	**1,631.9**

Minority Interest in Shareholder's Equity

At June 30, 2005, the Minority interest in shareholders' equity amounted to 61.4 million euros. It refers to the following subsidiaries:

		(in millions of euros)
	Share capital and reserves	**Profit (Loss) for the first half of 2005**
Centrale del Latte di Roma S.p.A.	37.8	(0.4)
OAO Belgorodskij Molocnij Kombinat	7.1	(0.7)
Citrus International Corporation Sa	2.3	(0.1)
Parmalat Romania Sa	2.2	0.3
Montague Moulders Pty Limited	2.1	0.2
Parmalat Swaziland (Pty) Ltd	1.9	0.4
Parmalat Zambia Limited	1.9	0.2
Parmalat ColombiaLtda	1.8	0.2
Productos Lacteos Cuenca Sa Prolacem	1.8	0.0
Sundry companies	2.5	(0.1)
Total	**61.4**	**0.0**

Non-current Liabilities

Non-current liabilities totaled 966.3 million euros. A breakdown is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
- Long-term borrowings	710.3	650.5
- Deferred-tax liabilities	9.4	8.8
- Provisions for employee benefits	93.0	89.4
- Provisions for risks and charges	137.4	139.3
- Provision for preferential and prededuction claims	16.2	46.2
Total non-current liabilities	**966.3**	**934.2**

Long-term Borrowings

Long-term borrowings of 710.3 million euros include the following:

		(in millions of euros)
	6/30/05	**12/31/04**
- Due to banks	650.1	595.6
- Due to other lenders	60.2	54.9
Total	**710.3**	**650.5**

The increase of 54.5 million euros in the amount Due to banks is chiefly the result of the following changes:

- An increase of 41.4 million euros recorded by a Canadian subsidiary due to the impact of the appreciation of the Canadian dollar versus the euro (+37.7 million euros) and interest accrued on a loan provided by the Ontario Teachers Pension Plan (+3.4 million euros);
- A decrease of 11.8 million euros recorded by a South African subsidiary due to the redemption of indebtedness (-7.5 million euros) and the decline in value of the South African ran versus the euro (-4.3 million euros);
- An increase of 24.5 million euros recorded by an Australian subsidiary due to an agreement with lenders that deferred to 2008 the repayment of indebtedness (+20.9 million euros) and to the combined impact of debt redemption and appreciation of the Australian dollar versus the euro (+3.6 million euros).

The increase of 5.3 million euros in the amount Due to other lenders is due mainly to the appreciation of the Canadian dollar versus the euro (+4.4 million euros) and accrued interest on Make Whole Notes.

Certain loans received by Group companies are collateralized with Group assets. Specifically, collateralized loans include 404.5 million euros received by the Canadian subsidiaries, 161.3 million euros received by the Spanish subsidiaries, 147.3 million euros received by the Australian subsidiaries and 52.1 million euros received by the South African subsidiaries.

Deferred-tax Liabilities

Deferred-tax liabilities totaled 9.4 million euros. The increase of 0.6 million euros compared with December 31, 2004 is due to the appreciation of the Canadian dollar versus the euro.

Provisions for Employee Benefits

The following changes occurred during the first half of 2005:

	(in millions of euros)
Balance at 12/31/04 (A)	**89.4**
Changes for the period	
- increases	5.8
- decreases	(5.6)
- currency translation differences	3.4
Total changes (B)	**3.6**
Balance at 6/30/05 (A+B)	**93.0**

Provisions for Risks and Charges

	Provision for taxes	Provision for other risks and charges	Total
Balance at 12/31/04 (A)	**75.7**	**63.6**	**139.3**
- increases	2.3	4.3	6.6
- decreases	(0.2)	(7.6)	(7.8)
- currency translation differences	1.6	(2.3)	(0.7)
- other changes	0.7	(0.7)	0.0
- Total changes (B)	**4.4**	**(6.3)**	**(1.9)**
- Balance at 6/30/05 (A) + (B)	**80.1**	**57.3**	**137.4**

Reserve for Tax-related Risks and Charges

The reserve for taxes of 80.1 million euros includes amounts set aside to cover legal disputes and contingent liabilities that, based on available information, entail risks that are likely to have an impact in the future. The computation of the provision for taxes was based on an analysis of the tax positions of the main Italian and foreign companies, which are reviewed below:

- Parmalat Finanziaria S.p.A. in A.S. availed itself of the direct-tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002 inclusive. As a result of the company's acceptance of this type of amnesty, the years subject to supplemental assessment are 1999, 2000, 2001, 2002 and 2003.

With regard to the VAT, the company availed itself of the tax amnesty offered under Law No. 289/2002, filing a final, all-inclusive return for the years 1998 to 2001 inclusive. As a result, the years subject to supplemental assessment are 2002 and 2003. In addition, the company has corporate income tax credits totaling 39.3 million euros, broken down as follows:

- 33.1 million euros in dividend tax credits;
- 4 million euros for a refund receivable for the year 1994;

A total of 1.6 million euros in additional corporate income tax credits, for which a refund has not been requested thus far, have been brought forward and can be used to offset tax liabilities or a refund can be claimed in the future. Local tax (IRAP) credits amount to 0.6 million euros. At present, this company has not recognized a reserve for contingent tax liabilities.

- Parmalat S.p.A. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 and 1998. The applicability of this type of tax amnesty only to the years 1997 and 1998 is questionable because, as a rule, a final, all-inclusive tax amnesty should be applied to all of the years for which the tax liability has not been settled. For the years 1999, 2000 and 2001, the company availed itself of the final, all-inclusive tax amnesty and, consequently, these tax years are no longer open to supplemental assessments, which, however, remain possible for 2002 (only a final, all-inclusive tax amnesty could have been used for this year) and 2003 (this year was not covered by the amnesty).

Certain tax disputes have also been settled within the framework of the tax amnesty and the amounts due are being paid in installments. With regard to these payments, because the company was late in paying the first installments due on the settlement of pending disputes, it has received notice that in February 2005 it was assessed an additional 77,000 euros.

The company has filed a petition with the Provincial Tax Commission of Parma contesting this assessment and asking that the assessment be cancelled.

The Reserve for taxes has a balance of about 13 million euros to cover contingent tax liabilities.

The company has also availed itself of the VAT amnesty offered under Law No. 289/2002, filing an amended return for the years 1998 to 2002 inclusive. Since the company availed itself of this type of tax amnesty, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003.

As of June 30, 2005, the company had VAT credits of about 47.6 million euros, including 22.083,000 euros (net of interest) in credits that were irrevocably assigned to INPS on July 8, 2005. At this point, there is no dispute outstanding with respect to this type of tax.

- Dalmata S.r.l. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003.

For 2003, the company has a tax credit of about 4 million euros for which it has claimed a refund. With regard to the VAT, the company availed itself of the tax amnesty offered under Law No. 289/2002, filing a final, all-inclusive return for the years 1997 to 2001 inclusive. As a result, the only years subject to supplemental assessment are 2002 and 2003.

- Geslat S.r.l. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002. As a result, the only years subject to supplemental assessment are 1999, 2000, 2001, 2002 and 2003. The company has tax credits from previous years of about 2 million euros for corporate income taxes and about 1 million euros for local taxes, which were carried forward in 2004.

In 2003, the company requested tax refunds totaling about 9.2 million euros, mostly in connection with taxes paid abroad by its Swiss branch (about 5.7 million euros) and tax withholdings (about 3.3 million euros).

The company has also availed itself of the VAT amnesty offered under Law No. 289/2002, filing a final, all-inclusive return for the years 1998 to 2001. Having filed this type of return, the only years subject to supplemental assessment are 2002 and 2003.

- Eurolat S.p.A. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1998 to 2002, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003. As of June 30, 2005, the company had accumulated VAT credits totaling about 43.1 million euros. On July 8, 2005, the company transferred

irrevocably to INPS the right to collect a 5.6-million-euro VAT refund it had requested, which corresponds to its annual VAT credit for 2004.

- Contal S.r.l. in A.S. availed itself of the final, all-inclusive tax amnesty offered under Law No. 289/2002 for the years 1997 to 2001, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2002 and 2003. The company has credits for direct taxes of about 5.6 million euros.

- Centrale del Latte di Roma availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003. The company has credits for direct taxes of about 3 million euros and VAT credits of about 12.4 million euros.

- Lactis S.p.A. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003. As of June 30, 2005, the company had VAT credits totaling about 6.7 million euros.

- Parmaengineering S.r.l. in A.S. availed itself of the final, all-inclusive tax amnesty for direct taxes offered under Law No. 289/2002 for the years 1997 to 2001. As a result, the only years subject to supplemental assessment are 2002 and 2003. With regard to the VAT, the company availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1998 to 2002. As a result, the only years subject to supplemental assessment are 1999, 2000, 2001, 2002 and 2003. A total of 3.8 million euros has been set aside to cover tax risks.

- Panna Elena S.r.l. in A.S. availed itself of the tax amnesty offered under Law No. 289/2002, filing a simplified amended return for the years 1997 to 2002, both for direct taxes and VAT. As a result, the only years subject to supplemental assessment are 2000, 2001, 2002 and 2003.
The company has filed appeals within the statutory deadline with the Provincial Tax Commission of Cuneo against the notices of assessment for the years 1999, 2000, 2001 and 2002 notified by the Internal Revenue Office of Savigliano on August 8, 2004 following a tax audit by the Regional Tax Office of Piedmont, totaling about 900,000 euros.
The company believes that the bulk of the supplemental assessment is unjustified. However, taking a conservative approach, the company set aside a reserve of about 0.3 million euros.

- In South Africa, Parmalat SA (PTY) Ltd is open to potential supplemental assessments for the years 2002 and 2003. Bonnita Holding, a company in liquidation, has contingent tax liabilities estimated at about 10.6 million euros at the exchange rate in force at June 30, 2005 (85.1 million South African rands), a reserve for which has been set aside in the consolidated financial statements. Based on the latest available information, the local managers of this company and the local tax authorities are in negotiations to settle this dispute. Parmalat SA (PTY) Ltd is a subsidiary of Parmalat Austria GMBH.

- Parmalat Australia Ltd, Parmalat Pacific Holdings Pty Ltd and the other Australian companies have established reserves for tax liabilities totaling about 1.5 million euros.

- Parmalat de Venezuela C.A. and its subsidiaries are open to potential supplemental assessments for the years 2000, 2001, 2002 and 2003. According to a report issued by a top auditing firm, this company and its subsidiaries could be exposed to tax risks estimated in the aggregate at about 20.7 million euros at the exchange rate in force at June 30, 2005 (53.7 billion bolivars), stemming primarily from an allegedly incorrect implementation of the "fiscal inflation adjustment." This amount has been set aside and recognized in the financial statements.

- As for Parmalat Dairy & Bakery and Parmalat Food Inc., the years for which the local tax authorities may conduct a tax audit are 2000, 2001, 2002 and 2003. The largest risks are related to federal income tax and transfer price returns and tax withholdings. The company has filed tax returns on a regular basis. The financial statements include a reserve for contingent tax risks of about 17 million Canadian dollars, equal to about 11.4 million euros at the exchange rate in force at June 30, 2005.

- In Colombia, Parmalat Colombia S.A. and Proleche S.A. are subject to various types of tax risks, related mainly to a municipal tax on games and events, totaling about 3.4 million euros at the exchange rate in force at June 30, 2005 (about 9.7 billion Colombian pesos). A reserve of the same amount has been recognized in the financial statements.

- Clesa S.A., Arilca S.A. and the other Group companies that operate in Spain were recently audited by the local tax authorities. A reserve of about 7.4 million euros, which also covers the contingent risks faced by the other Spanish companies (Letona S.A., Clesa Helados S.L. and Bascones de Agua) has been set aside. In addition, Arilca S.A. has been served with a notice of assessment in the amount of about 1.2 million euros. The company has challenged this assessment, but was still required to provide the statutory guarantees requested by the Spanish tax authorities.

- As for the Group's companies in the Netherlands — Parmalat Finance Corporation BV, Parmalat Netherlands BV, Parmalat Capital Netherlands BV and Dairies Holding International BV — the Group is currently reviewing and assessing their tax position and has also contacted the local tax administration. At this point, no assessments of a significant amount have been levied, nor has any material violation occurred in connection with the payment of existing tax liabilities. In June 2005, the Dutch tax administration refunded 2.8 million euros in excess taxes paid in 2000.

The position of the other Group companies are reviewed below:

- Santamara S.r.l., which operates in Romania, established a reserve for tax risks of about 1 million euros to cover disputes with the Romanian tax authorities. In the matter of this dispute, the Court of Appeals of Bucharest, following a hearing on an appeal filed by the Romanian customs administration, found in favor of the company in a decision handed down in July 2005. This decision can still be appealed before the Romanian Supreme Court.
- Belgium SA set aside a reserve for tax risks of 1.3 million euros for tax assessments that the Belgian tax authorities could levy in connection with an interest-free loan provided to a Belgian Group company by another Group company after the default.
- In Portugal, Parmalat Portogallo Productos Alimentares S.A. established a reserve for risks of about 1 million euros.

Provision for Other Risks and Charges

The Provision for other risks and charges totaled 57.3 million euros, broken down as follows:

- 11.4 million euros for charges in Hungary;
- 11.2 million euros for the fine levied by the Italian antitrust agency in connection with the purchase of Newlat and Carnini;
- 6.7 million euros to cover risks related to companies in liquidation
- 3.8 million euros for staff downsizing costs;
- 3.2 million euros for penalties and interest incurred to pay in installments the indebtedness owed to INPS;
- 2 million euros for employee lawsuits;
- 1.5 million euros for late filings by creditors with prededuction or preferential claims;
- provisions for sundry risks towards outsiders for the difference.

Provision for Preferential and Prededuction Claims

This balance of 16.2 million euros reflects an estimate made by Parmalat S.p.A. based on the challenges filed by creditors who contest the classification of their claims as unsecured, requesting instead the status of prededuction or preferential claims.

If the contested claims are verified as prededuction or preferential claims in a final court decision, or such status is granted as part of a settlement, the corresponding amounts will have to paid in cash.

The decrease of 30 million euros compared with December 31, 2004 reflects an adjustment made based on an update of the challenges filed by creditors through June 30, 2005.

Current Liabilities

Current liabilities amounted to 1,090.3 million euros. A breakdown is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
Short-term borrowings	266.0	298.2
Financial liabilities from preferential and prededuction claims	10.5	10.5
Trade payables	436.2	362.0
Trade payables with preferential or prededuction status	119.5	170.4
Provision for pending proceedings costs	27.7	76.2
Other current liabilities	215.2	202.4
Other payables with preferential or prededuction status	8.2	8.2
Income taxes payable	7.0	18.6
Total current liabilities	**1,090.3**	**1.146.5**

Short-term Borrowings

A breakdown of Short-term borrowings, which totaled 266.0 million euros, is as follows :

		(in millions of euros)
	6/30/05	**12/31/04**
- Due to banks	258.0	277.8
- Due to other lenders	3.8	
- Due to subsidiaries	4.2	20.4
Total	**266.0**	**298.2**

The decrease of 19.8 million euros in the amount Due to banks is chiefly the result of the refinancing of debt by the Australian subsidiaries during the first half of 2005. As a result of this transaction, the repayment of indebtedness amounting to 20.9 million euros was deferred to 2008.

The increase of 3.8 million euros in the amount Due to other lenders is due mainly to the reclassification from amounts Due to subsidiaries of 2.2 million euros owed by Curcastle Corporation NV to Mother's Cake & Cookie Co, which was sold earlier this year.

The main reason for the decrease of 16.2 million euros in the amount Due to subsidiaries is the repayment, during the first half of 2005, of indebtedness amounting to 16.1 million euros owed by a Canadian subsidiary to the Dairy USA companies.

Financial Liabilities from Preferential and Prededuction Claims

This item refers to a loan received by the Parmalat Group prior to the start of the extraordinary administration proceedings, to which the *Giudici Delegati* have assigned preferential status.

Trade Payables

Trade payables totaled 436.2 million euros. A breakdown is provided below:

		(in millions of euros)
	6/30/05	**12/31/04**
Advances	13.0	4.6
Accounts payable to suppliers	410.3	351.0
Accounts payable to unconsolidated subsidiaries	12.9	6.4
Total	**436.2**	**362.0**

Advances increase by 8.4 million euros as the net result of the following changes:

- An increase of 12.9 million euros for an advance received by an Australian subsidiary for the sale of its bottling operations;
- A decrease of 4.5 million euros recorded by Parmalat S.p.A. following the completion of contract work orders that were in process in 2004.

Accounts payable to suppliers of 410.3 million euros reflects obligations incurred after the start of the extraordinary administration proceedings.

The increase of 59.3 million euros in Accounts payable to suppliers is chiefly the result of the following items:

- An additional 45.6 million euros recognized by Parmalat S.p.A. upon the receipt of invoices for proceedings-related costs formerly posted to the Provision for pending proceedings costs.
- A rise of 13.4 million euros in the obligations of a Canadian subsidiary caused by the appreciation of the Canadian dollar, the impact of seasonal factors and the renegotiation of payment terms.

Accounts payable to unconsolidated subsidiaries, which totaled 12.9 million euros, reflects amounts owed to companies that were no longer consolidated line by line at June 30, 2005.

The main reason for the increase of 6.5 million euros in Accounts payable to unconsolidated subsidiaries is higher payables for milk supplied by a German subsidiary.

Trade Payables with Preferential or Prededuction Status

Trade payables with preferential or prededuction status totaled 119.5 million euros. A breakdown is as follows:

(in millions of euros)	6/30/05	12/31/04
- Accounts payable to suppliers	96.9	131.9
- Accounts payable to subsidiaries	0.1	0.1
- Accounts payable to affiliated companies	22.5	38.4
Total	**119.5**	**170.4**

Accounts payable to suppliers with preferential or prededuction status, which amounted to 96.9 million euros, represent obligations incurred before the start of the extraordinary administration proceedings that were verified as preferential or prededuction claims by the *Giudici Delegati*.
The decrease of 35 million euros compared with December 31, 2004 reflects the acceptance of unsecured creditor status by creditors with claims previously classified as having preferential or prededuction status.

Accounts payable to subsidiaries with preferential or prededuction status totaled 0.1 million euros, all of which is owed to Deutsche Parmalat GmbH. This liability was verified with preferential or prededuction status by the *Giudici Delegati* and, consequently, will not be converted into securities in accordance with the terms of the Composition with Creditors.

Accounts payable to affiliated companies with preferential or prededuction status of 22.5 million euros refer to amounts payable to Parmafactor S.p.A. for trade-related transactions. They originate from the assignment of receivables carried out before the start of the extraordinary administration proceedings. This liability was verified with preferential or prededuction status by the *Giudici Delegati* and, consequently, will not be converted into securities in accordance with the terms of the Composition with Creditors.
The decrease of 15.9 million euros compared with December 31, 2004 reflects the acceptance of unsecured creditor status during the first half of 2005.

Provision for Pending Proceedings Costs

This provision of 27.7 million euros represents funds set aside to cover proceedings costs.

Other Current Liabilities

A breakdown of Other current liabilities of 215.2 million euros is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
- Income taxes payables	15.4	13.7
- Contributions to pension and social security institutions	38.9	34.0
- Accounts payable to others	84.9	87.0
- Accrued expenses and deferred income	76.0	67.7
Total	**215.2**	**202.4**

Accounts payable to others of 84.9 million euros consist mainly of amounts owed to employees as of June 30, 2005.

Accrued expenses and deferred income totaled 76.0 million euros. A breakdown is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
Accrued expenses:		
- Interest	14.6	13.6
- Insurance premiums	0.2	0.4
- Sundry and miscellaneous	30.9	25.4
	45.7	**39.4**
Deferred income:		
- Sundry and miscellaneous	30.3	28.3
	30.3	**28.3**
Total accrued expenses and deferred income	**76.0**	**67.7**

Accrued interest expense of 14.6 million euros represents interest on loans that accrued during the first half of 2005 but is payable at a later date.

Sundry and miscellaneous accrued expenses of 30.9 million euros consist mainly of advertising, promotional and marketing expenses and customer discounts that are attributable to the first six months of 2005 but payable at a later date.

Sundry and miscellaneous deferred income of 30.3 million euros refers mainly to the deferral of grants toward the construction of production facilities provided pursuant to Legislative Decree No. 173 of April 30, 1998, which are provided over the useful lives of the assets.

Other Payables with Preferential or Prededuction Status

Other payables with preferential or prededuction status totaled 8.2 million euros. A breakdown is as follows:

		(in millions of euros)
	6/30/05	**12/31/04**
- Income taxes payables	5.9	5.9
- Contributions to pension and social security institutions	1.7	1.7
- Accounts payable to others	0.6	0.6
Total	**8.2**	**8.2**

Income Taxes Payable

Income taxes payable totaled 7 million euros. The decrease of 11.6 million euros compared with December 31, 2004 is the net result of the following items:

- Payments or credit offsets totaling 28.2 million euros, including 14 million euros by the Canadian subsidiaries, 4 million euros by the South African subsidiaries and 3 million euros by Parmalat S.p.A.;
- An addition of 16.6 million euros to recognize the liability for the first half of 2005.

Liabilities Directly Attributable to Available-for-sale Assets

The balance of 10.9 million euros includes 9.5 million euros for liabilities of the Bakery Division of Parmalat S.p.A. and 1.4 million euros for liabilities of NöM AG.

Guarantees and Other Memorandum Accounts

Guarantees

(in millions of euros)

	6/30/05			12/31/04		
	Sureties	**Collateral**	**Total**	**Sureties**	**Collateral**	**Total**
Subsidiaries	23.3		**23.3**	23.9		**23.9**
Outsiders	380.6	769.3	**1,149.9**	349.0	798.5	**1,147.5**
Total guarantees	**403.9**	**769.3**	**1,173.2**	**372.9**	**798.5**	**1,171.4**

Sureties provided on behalf of subsidiaries (23.3 million euros) include: (1) a surety provided to outsiders by Parmalat S.p.A. in A.S. to secure a warehouse lease valued at 22.8 million euros; and (2) sureties provided on behalf of Lactam and Parmaleche de Costarica to secure bank loans amounting to 0.5 million euros.

Sureties provided on behalf of outsiders (380.6 million euros) were provided mainly to banks and other lenders that guaranteed Group obligations in connection with income tax and VAT refunds.

Collateral of 769.3 million euros was provided mainly to banks and other credit institutions to secure lines of credit provided to Parmalat Food Inc. (404.5 million euros), Parmalat Pacific Holding ltd (147.3 million euros), the Group's Spanish companies (147.2 million euros) and Parmalat South Africa ltd (52.5 million euros).

The Group's Spanish companies also provided endorsements totaling 14.1 million euros.

Other Memorandum Accounts

(in millions of euros)

	6/30/05	**12/31/04**
Commitments		
Other accounts	14.3	14.3
Risks		
Assets of outsiders held for safekeeping	37.0	38.6
Assets on deposit with outsiders	1.8	1.8
Total other memorandum accounts	**53.1**	**54.7**

Other accounts of 13.8 million euros reflect a commitment under an agreement executed by the European Bank for Reconstruction and Development (EBRD) and Parmalat S.p.A. prior to the Parmalat Group becoming eligible for extraordinary administration proceedings. This commitment refers to the purchase of shares of O.A.O. Belgorodskij Molocnij Kombinat (EBRD owns a 34.9% interest and holds a put option exercisable between September 2007 and September 2010) and Parmalat Romania (EBRD owns a 19.696% interest and holds a put option exercisable up to November 2006) currently held by the EBRD.

The balance of 0.5 million euros refers to a commitment undertaken by Parmalat Africa Ltd toward the local tax administration to pay the entire tax liability of Bonnita Holdings Ltd.

Assets of outsiders held for safekeeping (37 million euros) consists of dairy products that are being aged in warehouses operated by Italcheese S.p.A., a company specialized in the storage and aging of dairy products.

Assets on deposit with outsiders (1.8 million euros) are goods held on consignment by customers.

Notes to the Income Statement

Extraordinary Income (Expense)

Net extraordinary income amounted to 19.5 million euros. A breakdown is as follows:

	(in millions of euros)
	First half 2005
- Extraordinary income	43.5
- Extraordinary expense	(24.0)
Total	**19.5**

Extraordinary Income

Extraordinary income totaled 43.5 million euros, broken down as follows:

- 30.0 million euros stemming from a restatement of provisions for liabilities from contested preferential and prededuction claims booked to reflect challenges filed by creditors through June 30, 2005;
- 3.1 million euros generated by applying the claim reduction provided under the Composition with Creditors to claims verified by the *Giudici Delegati* that were converted into unsecured claims at the creditors' request;
- 2.8 million euros from the collection of tax refunds for prior periods that had been written off;
- 2.5 million euros attributable to the elimination of provisions for extraordinary risks;
- 1.4 million euros related to the composition with creditors reached by the U.S. companies in Chapter 11 bankruptcy proceedings;
- Sundry items for the difference.

Extraordinary Expense

The main components of Extraordinary expense of 24.0 million euros are:

- 11.4 million euros in losses attributable to the previous year;
- 2.4 million euros for writedowns of receivables;
- 2.1 million euros set aside for tax-related risks;
- 1.5 million euros set aside to cover prededuction and preferential claims of late-filing creditors that had not been accounted for at December 31, 2004;
- Sundry items for the difference.

Financial Income and Expense

Net financial expense totaled 46.5 million euros. A breakdown is provided below:

	(in millions of euros)
	First half 2005
- Financial income	22.0
- Financial expense	(68.5)
Total	**(46.5)**

Financial Income

Financial income, which totaled 22.0 million euros, includes the following:

	(in millions of euros)
	First half 2005
- Income from equity investments	0.2
- Other financial income from subsidiaries	0.1
- Other financial income from other companies	21.7
Total	**22.0**

Income from equity investments of 0.2 million euros represents dividends earned on minority equity investments held by the Canadian and Australian subsidiaries.

Other financial income from subsidiaries of 0.1 million euros represents income received from subsidiaries that are not consolidated line by line.

The main components of Other financial income from other companies amounting to 21.7 million euros are:

- Foreign exchange gains of 17 million euros;
- Interest earned on bank deposits of 2.5 million euros;
- Accrued interest in VAT refunds receivable of 1.5 million euros;
- Sundry items for the difference.

Financial Expense

Financial expense, which totaled 68.5 million euros, includes the following:

	(in millions of euros)
	First half 2005
- Interest paid to subsidiaries	0.2
- Interest paid to other companies	68.3
Total	**68.5**

Interest paid to subsidiaries of 0.2 million euros represents interest paid to subsidiaries that are not consolidated line by line.

The main components of Interest paid to other companies, which amounted to 68.3 million euros, are

- 34 million euros in interest on loans;
- 24.8 million euros in foreign exchange losses ;
- 4.5 million euros in bank loan fees;
- 2.1 million euros in interest on indebtedness verified by the *Giudici Delegati* with prededuction or preferential claim status;
- 0.7 million euros in interest on the deferral in installments of the indebtedness owed to INPS;
- Sundry items for the difference.

Income Taxes

A breakdown of income taxes, which totaled 16.6 million euros, is as follows:

	(in millions of euros)
	First half 2005
- Income taxes	16.4
- Deferred-tax liability	0.2
Total	**16.6**

Income taxes include the following items:

- Local taxes (IRAP) of 3.2 million euros, including 2.6 million euros owed by Parmalat S.p.A. and 0.6 million euros owed by the subsidiaries Centrale del Latte di Roma S.p.A. and Latte Sole S.p.A.;
- Corporate income taxes (IRES) of 2.6 million euros owed by the subsidiaries Centrale del Latte di Roma S.p.A and Latte Sole S.p.A.;
- Income taxes of 10.6 million euros payable by foreign companies, including 3.7 million euros owed by Parmalat Portugal Produtos Alimentares Lda, 2.5 million euros owed by Parmalat South Africa Ltd, 2.4 million euros owed by the Canadian subsidiaries. Sundry items account for the difference.

Loss from Discontinuing Operations

The Loss from discontinuing operations, which amounted to 2.2 million euros, reflects primarily the loss incurred by the Bakery Division of Parmalat S.p.A. A breakdown is as follows:

	(in millions of euros)
	First half 2005
- Sales revenues	33.9
- Change in inventory of finished goods	(4.6)
- Raw materials used	(8.2)
- Outside services	(13.5)
- Labor costs	(8.1)
- Other costs	(1.7)
Total	**(2.2)**

Other Information

Earnings per Share

The table below provides a computation of earnings per share in accordance with IAS 33:

	(in millions of euros)
	First half 2005
- Group interest in profit (loss) for the period	39.6
broken down as follows:	
- Profit from continuing operations	*41.8*
- Loss from discontinuing operations	*(2.2)*
- Weighted average number of shares outstanding determined for the purpose of computing earnings per share:	
- basic	1,600,926,818
- diluted	1,600,926,818
Profit (Loss) per share (in euros)	0.025
broken down as follows:	
- Profit from continuing operations	*0.026*
- Loss from discontinuing operations	*(0.001)*

In view of the conditions precedent that restrict the issuance of shares for the second, third and fourth capital increases and since no reference market price for the warrants was available, earnings per share were computed based only on the number of shares issued in connection with the first capital increase.

Segment Information

The table below, which is prepared in accordance with the disclosure requirements of IAS 34, provides segment information about the Group's operations at June 30, 2005.

(in millions of euros)	Italy	Europe	North America	Central and South America	Australia	Africa	Other countries	Adjust-ments and elimina-tions	Total for the Group
Sales revenues	610.6	166.1	603.1	129.5	192.2	149.1	0.5	(3.6)	1,847.8
EBITDA	42.2	16.1	44.7	11.9	16.5	15.7	(7.6)	2.1	141.6
as a % of net revenues	*6.9%*	*9.7%*	*7.4%*	*9.2%*	*8.6%*	*10.5%*			*7.7%*
Net invested capital	1,494.1	679.3	652.5	124.3	269.7	187.2		(1,128.2)	2,278.9
Capital expenditures	3.6	6.5	2.5	0.9	4.1	3.1			20.7
Number of employees	2,908	2,769	2,866	3,746	1,475	2,170	27		15,961

Exchange Rates Used to Convert Financial Statements

Source: Italian Foreign Exchange Bureau

LOCAL CURRENCY FOR 1 EURO	ISO CODE	6/30/05 (end of period rate)	12/31/04 (end of period rate)	% change (end of period rate)	6/30/05 (average rate)	12/31/04 (average rate)	% change (average rate)
PESO – ARGENTINA	ARS	3.49949	4.04597	-13.51%	3.74305	3.65907	2.30%
DOLLAR – AUSTRALIA	AUD	1.58850	1.74590	-9.02%	1.66343	1.69049	-1.60%
REAL – BRAZIL	BRL	2.84761	3.61433	-21.21%	3.31343	3.63353	-8.81%
PULA – BOTSWANA	BWP	6.66003	5.82096	14.41%	6.03062	5.83878	3.29%
DOLLAR – CANADA	CAD	1.49000	1.64160	-9.23%	1.58825	1.61675	-1.76%
FRANC – SWITZERLAND	CHF	1.54990	1.54290	0.45%	1.54630	1.54382	0.16%
PESO – CHILE	CLP	700.97900	759.08500	-7.65%	745.41717	756.95800	-1.52%
RENMINBI – CHINA	CNY	10.00790	11.27810	-11.26%	10.64185	10.29920	3.33%
PESO – COLOMBIA	COP	2,816.81000	3,222.04000	-12.58%	3,020.52500	3,295.82000	-8.35%
COLON – COSTA RICA	CRC	578.29400	602.93100	-4.09%	598.77983	535.70100	11.78%
PESO – DOMINICAN REPUBLIC	DOP	34.95800	35.80080	-2.35%	36.19272	49.89070	-27.46%
POUND STERLING – UK	GBP	0.67420	0.70505	-4.38%	0.68609	0.67867	1.09%
QUETZAL – GUATEMALA	GTQ	9.20540	10.75610	-14.42%	9.92170	9.98202	-0.60%
FORINT – HUNGARY	HUF	247.24000	245.97000	0.52%	247.36050	251.65600	-1.71%
RUPIAH – INDONESIA	IDR	11,804.80000	12,626.60000	-6.51%	12,097.15000	11,117.80000	8.81%
PESO – MEXICO	MXN	12.99260	15.19550	-14.50%	14.24243	14.03330	1.49%
RINGGIT – MALAYSIA	MYR	4.59600	5.17529	-11.19%	4.88484	4.72616	3.36%
METICAL – MOZAMBIQUE	MZM	29,460.90000	25,212.50000	16.85%	26,411.20000	27,217.70000	-2.96%
CORDOBA ORO – NICARAGUA	NIO	19.79460	22.19610	-10.82%	21.04618	19.79910	6.30%
GUARANI – PARAGUAY	PYG	7,326.54000	8,329.24000	-12.04%	8,040.94667	7,419.49000	8.38%
LEU – ROMANIA	ROL	36,030.00000	39,390.00000	-8.53%	36,630.10000	40,509.70000	-9.58%
RUBLE – RUSSIA	RUB	34.63700	37.84250	-8.47%	35.94315	35.80840	0.38%
KORUNA – SLOVAKIA	SKK	38.41400	38.74500	-0.85%	38.60687	40.02180	-3.54%
COLON – EL SALVADOR	SVC	10.58050	11.91830	-11.22%	11.24823	10.88390	3.35%
LILANGENI – SWAZILAND	SZL	8.02540	7.68970	4.37%	7.97837	8.00822	-0.37%
BAHT – THAILAND	THB	49.93800	52.93460	-5.66%	50.54843	50.05230	0.99%
DOLLAR – U.S.A.	USD	1.20920	1.36210	-11.23%	1.28552	1.24390	3.35%
PESO – URUGUAY	UYU	29.78860	37.02860	-19.55%	32.06555	35.69470	-10.17%
BOLIVAR – VENEZUELA	VEB	2,596.52000	2,608.69000	-0.47%	2,654.42000	2,337.20000	13.57%
RAND – SOUTH AFRICA	ZAR	8.02540	7.68970	4.37%	7.97837	8.00920	-0.38%
KWACHA – ZAMBIA	ZMK	5,638.51000	6,085.00000	-7.34%	5,977.20333	5,917.13000	1.02%

* The reporting currency of the companies located in Ecuador is the U.S. dollar.

Equity Investments of the Parmalat Group

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
GROUP'S PARENT COMPANY									
PARMALAT SPA	PC	EUR	1,600,926,818						
Collecchio								100.000	L
EUROPE									
ITALY									
BONATTI SPA	C	EUR	28,813,404	572,674	Parmalat Spa	572,674	10.256		
Parma							10.256		C
BOSCHI LUIGI E FIGLI SPA in A.S.*	C	EUR	6,000,000	5,336,400	Parmalat Spa	5,336,400	89.440		
Fontanellato							89.440		C
CE.DI. SPEZIA SRL***	C	EUR	10,320	2,000	Parmalat Spa	2,000	100.000		
Collecchio							100.000		C
CE.PI.M SPA	C	EUR	n.a.	n.a.	Parmalat Spa		0.840		
							0.840		C
CENTRALE DEL LATTE DI ROMA SPA	C	EUR	37,736,000	5,661,400	Parmalat Spa	5,661,400	75.013		
Rome							75.013	75.0130	L
COMPAGNIA FINANZIARIA ALIMENTI SRL	C	EUR	10,000	9,946	Parmalat Spa	9,946	99.455		
Collecchio							99.455	99.4549	L
COMUNICAZIONE 2000 SRL	LLP	EUR	50,000	1	Parmalat Spa	1	33.340		
Collecchio							33.340		EM
DALMATA SRL	LLP	EUR	120,000	1	Parmalat Spa	1	100.000		
Collecchio							100.000	100.0000	L
FIORDILATTE SRL	LLP	EUR	10,000	4,000	Parmalat Spa	4,000	40.000		
Parma							40.000		EM
FOOD RECEIVABLES CORPORATION SRL	LLP	EUR	1,033,000	506,170	Parmalat Spa	506,170	49.000		
Collecchio							49.000		EM
FRATELLI STRINI COSTR. MECC. SRL in A.S.*	LLP	EUR	52,000	51,000	Parmalat Spa	51,000	51.000		
Fontevivo							51.000		C
GELATERIA PARMALAT SRL***	LLP	EUR	100,000	100	Parmalat Spa	100	100.000		
Collecchio							100.000		C
GIGLIO SPA***	C	EUR	20,000,000	20,000,000	Parmalat Spa	20,000,000	100.000		
Reggio Emilia							100.000		C
IMPIANTI SPORTIVI PARMA SRL*	LLP	EUR	40,000	40,000	Parmalat Spa	40,000	100.000		
Parma							100.000		C
INTERLATTE SRL	C	EUR	130,000	123,500	Parmalat Spa	123,500	95.000		
Collecchio							95.000	95.0000	L
ITALCHEESE SPA – MAG. GEN. REGGIANI	C	EUR	7,500,000	7,500,000	Parmalat Spa	7,500,000	100.000		
Reggio Emilia							100.000	100.0000	L
LATTE SOLE SPA	C	EUR	2,230,074	6,211,680	Parmalat Spa	6,211,680	100.000		
Collecchio							100.000	100.0000	L
LUCANA CLUB PALLAVOLO FEMM. SRL*	LLP	EUR	10,400	20,000	Parmalat Spa	20,000	100.000		
Matera							100.000		C
MARGHERITA YOGURT SRL***	LLP	EUR	50,000	50,000	Parmalat Spa	50,000	100.000		
Rome							100.000		C

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
MARSH & CO SPA	C	EUR	260,000	2,400	Parmalat Spa	2,400	12.000		
Milan							12.000		C
PARMAQUA SPA	C	EUR	100,000	49,000	Parmalat Spa	49,000	49.000		
Sestri Levante							49.000		EM
PARMA FACTOR SPA	C	EUR	5,160,000	154,800	Parmalat Spa	154,800	30.000		
Collecchio							30.000		EM
PARMALAT DISTRIBUZIONE ALIMENTI SRL	LLP	EUR	11,211	11,211	Parmalat Spa	11,211	100.000		
Collecchio							100.000	100.0000	L
P.V.F. MATERA CLUB SRL***	LLP	EUR	72,157	71,842	Parmalat Spa	71,842	99.653		
Matera							99.653		C
SARAL SRL***	LLP	EUR	128,750	2 q.i.	Parmalat Spa		100.000		
Collecchio							100.000		C
SOGEAP SPA	C	EUR	n.a.	n.a.	Parmalat Spa	n.a.	5.050		
Parma							5.050		C
AUSTRIA									
PARMALAT AUSTRIA GMBH	F	EUR	36,337	1	Parmalat Spa	1	100.000		
Vienna							100.000	100.0000	L
NOM AG****	F	EUR	7,558,638	1,889,661	Parmalat Austria Gmbh	1,889,661	25.000		
Baden							25.000		EM
BELGIUM									
PARMALAT BELGIUM NV	F	EUR	1,000,000	40,000	Parmalat Spa	40,000	100.000		
Brussels							100.000	100.0000	L
FRANCE									
PARMALAT FRANCE SA*	F	EUR	6,539,200	8,173,940	Parmalat Spa	8,173,940	99.999		
Bretteville-Caen							99.999		C
SOCIETE FROMAGERE D'ATHIS SA**	F	EUR	60,000	3,800	Parmalat France Sa	3,800	95.000		
Athis de l'Orne							95.000		C
GERMANY									
DEUTSCHE PARMALAT GMBH in A.S.*	F	EUR	4,400,000	4,400,000	Parmalat Spa	4,400,000	100.000		
Weissenhorn							100.000		C
PARMALAT MOLKEREI GMBH in A.S.*	F	EUR	600,000	540,000	Deutsche Parmalat Gmbh in AS	540,000	90.000		
Gransee							90.000		C
GREAT BRITAIN									
AULT FOOD (UK) LIMITED**	F	GBP	150,002	150,002	Parmalat Food Holdings (UK) Ltd	150,002	100.000		
London							100.000		C
BRIDGE FARM DAIRIES LIMITED**	F	GBP	12,500	12,500	Parmalat Dairies (UK) Ltd	12,500	100.000		
Mildenhall							100.000		C
CANADIAN CHEESE HOLDINGS LTD (UK)	F	GBP	58,823	27,060	Parmalat Food Inc.	27,060	46.002		
London							46.002		EM
FOOD CONSULTING SERVICES LIMITED*	F	GBP	2,000	2,000	Curcastle Corporation nv	2,000	100.000		
Douglas							100.000		C
LAKELAND FOODS LIMITED**	F	GBP	500,000	500,000	Verimac (n. 98) Limited	500,000	100.000		
Glasgow							100.000		C
LOSELEY CHILLED PRODUCTS LTD**	F	GBP	150,100	150,100	Parmalat Dairies (UK) Ltd	150,100	100.000		
Mildenhall							100.000		C
PARMALAT DAIRIES (UK) LIMITED**	F	GBP	2,222,156	2,222,156	Parmalat Food Holdings (UK) Ltd	2,222,156	100.000		
Mildenhall							100.000		C

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
PARMALAT FOOD HOLDINGS (UK)									
LIMITED**	F	GBP	142,794,926	142,794,926	Parmalat Spa	140,814,926	98.613		
London					Parmalat Food Inc.	1,980,000	1.387		
							100.000		C
PARMALAT FOOD IMPORTS (UK) LIMITED**	F	GBP	119,407	119,407	Parmalat Food Holdings (UK) Ltd	119,407	100.000		
Egham							100.000		C
QUESTWAVE LIMITED	F	GBP	2	1	Parmalat Food Inc.	1	50.000		
London							50.000		EM
VALUETUNING LTD	F	GBP	162,928,224	162,928,224	Dalmata srl	162,928,224	100.000		
London							100.000	100.0000	L
VERIMAC (N. 98) LIMITED	F	GBP	100	100	Parmalat Dairies (UK) Ltd	100	100.000		
Glasgow							100.000		C
IRELAND									
EURO FINANCIAL MANAGEMENT LTD*	F	EUR	2	2	Parmalat Spa	2	100.000		
Dublin							100.000		C
PORTUGAL									
BECO FINO ACTIVIDADES HOTELEIRAS									
LTDA***	F	EUR	184,455	184,455	Gelateria Parmalat Srl	184,455	99.946		
Cascais							99.946		C
CLESA PORTUGUESA IND. DE LATICINIOS									
SA	F	EUR	748,500	150,000	Clesa sa	150,000	100.000		
Vila Nova de Famalicao							100.000	100.000	L
F.I.T. FOMENTO E INDUSTRIA DO TOMATE SA*	F	EUR	11,933,086	2,379,706	*Italagro sa*	2,379,706	99.511		
Aguas de Moura							99.511		C
ITALAGRO SA*	F	EUR	10,978,000	2,090,000	Boschi Luigi e Figli Spa in AS	2,090,000	95.000		
Castanheira do Ribatejo							95.000		C
PARMALAT PORTUGAL PROD. ALIMENTARES									
Lda	F	EUR	11,651,450.04	11,651,450.04	Parmalat Spa	11,646,450	99.957		
Sintra					Latte Sole S.p.A.	3,500	0.0300		
					Parmalat Distribuz. Alim. Srl	1,500	0.0130		
							100.000	100.000	L
ROMANIA									
LA SANTAMARA SRL	F	ROL	66,675,000	635	Parmalat Spa	535	84.252		
Baia Mare					Parmalat Romania sa	100	15.748		
							100.000	94.9567	L
PARMALAT ROMANIA SA	F	ROL	260,897,600,000	1,913,911	Parmalat Spa	1,913,911	73.359		
Comuna Tunari							73.359	73.3249	L
RUSSIA									
OAO BELGORODSKIJ MOLOCNIJ KOMBINAT	F	RUB	67,123,000	43,528,000	Parmalat Spa	43,528,000	64.848		
Belgorod							64.848	64.8481	L
OOO DEKALAT	F	RUB	100,000	1	Parmalat Spa	1	100.000		
Saint Petersburg							100.000	100.0000	L
OOO FARM	F	RUB	80,891,950	80,891,950	Parmalat Spa	80,891,950	100.000		
Nizhnij Novgorod							100.000	99.0000	L
OOO PARMALAT EAST	F	RUB	42,147,000	5,600	Parmalat Spa	5,600	100.000		
Moscow							100.000	100.0000	L
OOO PARMALAT MK	F	RUB	124,000	1	Parmalat Spa	1	100.000		
Moscow							100.000	99.0000	L

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
OOO PARMALAT SNG	F	RUB	152,750	2	Parmalat Spa	2	100.000		
Moscow							100.000	100.0000	L
OOO TRADE HOUSE 4 SEASONS	F	RUB	15,000	1	OAO Belgorodskij Moloc. Komb	1	100.000		
Belgorod							100.000	64.8481	L
OOO URALLAT	F	RUB	129,618,210	1	Parmalat Spa	1	100.000		
Berezovsky							100.000	99.0000	L
SLOVAKIA									
EUROMILK	F	SKK	136,000,000	332	Mliekotej sro	332	12.206		
Bratislava							12.206		C
MLIEKOTEJ SRO**	F	SKK	200,000	1	Parmalat Hungaria rt	1	100.000		
Bratislava							100.000		C
SPAIN									
ARILCA SA	F	EUR	270,455	448	Parmalat Spa	448	99.556		
Madrid							99.556	99.5560	L
BASCONES DEL AGUA SA	F	EUR	3,005,000	50,000	Clesa sa	47,500	95.000		
Madrid					Letona sa	2,500	5.000		
							100.000	100.0000	L
CLESA HELADOS SL	F	EUR	14,427,297	14,427,297	Clesa sa	14,427,297	100.000		
Madrid							100.000	100.0000	L
CLESA SA	F	EUR	9,291,647	309,200	Parmalat Spa	289,213	93.536		
Madrid					Compania Agric. y Forestal sa	19,987	6.464		
							100.000	100.0000	L
COMPANIA AGRICOLA Y FORESTAL SA	F	EUR	339,541	56,496	Parmalat Spa	56,496	100.000		
Madrid							100.000	100.0000	L
ENERLASA SA	F	EUR	1,021,700	9,350	Clesa sa	9,350	55.000		
Madrid							55.000	55.0000	L
LETONA SA	F	EUR	4,507,500	75,000	Clesa sa	71,250	95.000		
Barcelona					Bascones del Agua sa	3,750	5.000		
							100.000	100.0000	L
SWITZERLAND									
PARMALAT INTERNATIONAL SA	F	CHF	150,000	145	Parmalat Spa	145	96.666		
Lugano							96.666	96.6660	L
HUNGARY									
PARMALAT HUNGARIA RT**	F	HUF	1,385,980,000	93,374,710	Parmalat Spa	93,374,710	99.87		
Szekesfehervar							99.87		C
PDBI LIQUIDITY MANAGEMENT HUNGARY LLC	F	USD	132,205,000	1	Parmalat Dairy & Bakery Inc	1	100.000		
Varkonyi							100.000	100.0000	L
NORTH AMERICA									
CANADA									
2975483 CANADA INC	F	CAD	100	100	Parmalat Food Inc	100	100.000		
Toronto							100.000	100.0000	L
3450473 CANADA INC	F	CAD	202	8,203	Parmalat Food Inc	8,203	100.000		
Toronto							100.000	100.0000	L
3782581 CANADA INC	F	CAD	100	100	Parmalat Holding Lim	100	100.000		
Toronto							100.000	100.0000	L
3853853 CANADA INC	F	CAD	100	100	Parmalat Food Inc	100	100.000		

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company Name / Head office	Type (1)	Curr.	Share capital Amount	Tot. number vot. shares/cap. interests held	Equity investment Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
Toronto							100.000	100.0000	L
CRINGLE HOLDINGS LTD	F	CAD	691,453	691,453	Parmalat Dairy & Bakery Inc	691,453	100.000		
Calgary							100.000	100.0000	L
EAUX VIVES HURRICANA INC.**	F	CAD	17,910,370	600,001	Parmalat Holdings Ltd	600,001	60.000		
St Matthieu d'Hurricana							60.000		C
LACTANTIA LIMITED	F	CAD	5	89,259	Parmalat Food Inc	89,259	100.000		
Toronto							100.000	100.0000	L
LES SOURCES PERIGNY INC.**	F	CAD	1,567,966	7,806	Eaux Vives Hurricana Inc.	7,806	100.000		
St Matthieu d'Hurricana							100.000		C
PARMALAT HOLDINGS LIMITED	F	CAD	878,479,550	878,479	Parmalat Spa	878,479	100.000		
Toronto							100.000	100.0000	L
PARMALAT DAIRY & BAKERY INC	F	CAD	635,260,550	Priv. 9,519,605	Parmalat Holding Lim	9,519,604	100.000		
Toronto				Ord. 569	3782581 Canada Inc	1	0.000		
							100.000	100.0000	L
PARMALAT FOOD INC.	F	CAD	161,326,000	131,759	Parmalat Dairy & Bakery Inc	131,759	100.000		
Etobicoke							100.000	100.0000	L
THE GEORGE CRINGLE-PALM DAIRIES RESEARCH FOUNDATION	F	CAD	1	3	Parmalat Dairy & Bakery Inc	3	100.000		
Calgary							100.000	100.0000	L
UNITED STATES OF AMERICA									
BF HOLDINGS USA INC	F	USD	24,308,010	155	Parmalat Dairy & Bakery Inc	155	100.000		
Dover							100.000	100.0000	L
EVH USA INC.**	F	USD	1	1	Eaux Vives Hurricana Inc.	1	100.000		
Wilmington							100.000		C
PARMALAT GELATERIE MIAMI INC.***	F	USD	1,000	1,000	Parmalat Gelaterie Usa Inc.	1,000	100.000		
Wilmington							100.000		C
PARMALAT GELATERIE HOUSTON INC.***	F	USD	1,000	1,000	Parmalat Gelaterie Usa Inc.	1,000	100.000		
Austin							100.000		C
PARMALAT GELATERIE USA INC.***	F	USD	50,000	500	Gelateria Parmalat Srl	500	100.000		
Wilmington							100.000		C
PARMALAT TECHHOLD CORP.***	F	USD	40,000	400	Parmalat Spa	400	100.000		
Wilmington							100.000		C
MEXICO									
PARMALAT DE MEXICO S.A. de C.V.	F	MXN	390,261,812	390,261,812	Parmalat Spa	390,261,812	100.000		
Jalisco							100.000	99.9999	L
CENTRAL AMERICA									
BRITISH VIRGIN ISLANDS									
ECUADORIAN FOODS COMPANY INC	F	USD	50,000	25,500	Parmalat Spa	25,500	51.000		
Tortola							51.000	51.0000	L
COSTA RICA									
LACTEOS CENTROAMERICANOS LACTAM SA*	F	CRC	12,000	12	Parmalat Nicaragua sa	12	100.000		
San José							100.000		C
PARMALECHE DE COSTARICA SA*	F	CRC	10,000	10	Parmalat Spa	10	100.000		
San José							100.000		C
CUBA									
CITRUS INTERNATIONAL CORPORATION SA	F	USD	11,400,000	627	Parmalat Spa	627	55.000		

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
Pinar del Rio							55.000	55.0000	L
EL SALVADOR									
LACTEOS SAN MIGUEL S.A. DE C.V.*	F	USD	100	1,000	Parmalat Nicaragua sa	999	99.900		
San Salvador					Lacteos Centroamericanos sa	1	0.100		
							100.000		C
GUATEMALA									
COMERCIALIZADORA SAN ISIDRO SA	F	GTQ	5,000	10	Parmalat Nicaragua sa	9	90.000		
Guatemala					Lacteos San Miguel sa de cv	1	10.000		
							100.000	99.9890	L
NICARAGUA									
PARMALAT NICARAGUA SA	F	NIO	2,000,000	2,000	Parmalat Spa	57	2.850		
Managua					Curcastle Corporation nv	1,943	97.150		
							100.000	99.9890	L
DOMINICAN REPUBLIC									
PARMALAT DEL CARIBE SA*	F	DOP	3,390,000	33,893	Curcastle Corporation nv	33,893	99.979		
							99.979		C
SOUTH AMERICA									
NETHERLANDS ANTILLES									
CURCASTLE CORPORATION NV	F	USD	6,000	6,000	Parmalat Austria gmbh	6,000	100.000		
Willemstad							100.000	100.0000	L
ZILPA CORPORATION NV	F	USD	6,000	6,000	Curcastle Corporation nv	6,000	100.000		
Willemstad							100.000	100.0000	L
BRAZIL									
BATAVIA SA**	F	BRL	144,200,000	73,541,997	Parmalat Brasil sa	73,541,997	51.000		
							51.000		C
GELATERIA PARMALAT LTDA**	F	BRL	10,131,767	10,131,767	Gelateria Parmalat Srl	330,847	3.265		
					Parmalat Particip do Brasil ltda	9,800,920	96.735		
São Paulo							100.000		C
ITC-COMERCIO INT. DO BRASIL LTDA**	F	BRL	22,985,352	22,985,352	Parmalat Particip do Brasil ltda	22,985,350	99.999		
					Parmalat Empr e Admin ltda	2	0.001		
São Paulo							100.000		C
PARMALAT ADMIN E PART DO BRASIL**	F	BRL	1,000,000	999,999	Parmalat Spa	810,348	81.035		
					Parmalat Food Holdings (UK) ltd	189,651	18.965		
São Paulo							100.000		C
PARMALAT BRASIL SA IND. DE ALIMENTOS**	F	BRL	848,597,317	5,329,073,764	Parmalat Empr e Admin ltda	5,329,073,764	99.871		
São Paulo							99.871		C
PARMALAT EMPREEND. E ADM. LTDA**	F	BRL	1,443,660,566	1,181,177,020	Parmalat Particip do Brasil ltda	1,181,177,020	81.818		
São Paulo							81.818		C
PARMALAT PARTICIPACOES DO BRASIL LTDA**	F	BRL	1,271,257,235	1,271,257,235	Parmalat Spa	1,260,921,807	99.870		
São Paulo					Parmalat Food Holdings (UK) ltd	10,233,428	0.813		
							100.000		C
SEIB-SOC. EXPORT E IMPORT DE BENS LTDA**	F	BRL	15,658,112	15,658,112	Parmalat Particip do Brasil ltda	15,658,110	99.999		

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company Name Head office	Type (1)	Curr.	Share capital Amount	Tot. number vot. shares/cap. interests held	Equity investment Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
São Paulo					Parmalat Empr e Admin ltda	2	0.001		
							100.000		C
CHILE									
PARMALAT CHILE SA**	F	CLP	12,943,722,315	2,096,083	Parmalat Spa	2,096,083	99.999		
Santiago							99.999		C
COLOMBIA									
GELATERIA PARMALAT COLOMBIA LTDA***	F	COP	32,480,000	16,240	Gelaeria Parmalat Srl	15,240	93.842		
Santafé de Bogotà					Parmalat Colombia Ltda	10	0.062		
					Parmalat Spa	990	6.096		
							100.000		C
PARMALAT COLOMBIA LTDA	F	COP	20,466,360,000	20,466,360	Parmalat Spa	18,621,581	90.986		
Santafé de Bogotà					Parmalat Particip do Brasil Ltda	1,844,779	9.014		
							100.000	90.9860	L
PROCESADORA DE LECHES SA (PROLECHE SA)	F	COP	173,062,136	138,036,745	Parmalat Spa	131,212,931	94.773		
Medellin					Dalmata Srl	4,101,258	2.962		
					Parmalat Colombia Ltda	2,722,556	1.966		
							99.701	99.4946	L
ECUADOR									
LECHE COTOPAXI COMPANIA.DE ECONOMIA MIXTA LECOCEM	F	USD	6,167,720	154,021,745	Parmalat del Ecuador sa	6,160,870	99.889		
Latacunga							99.889	99.8890	L
PARMALAT DEL ECUADOR SA	F	USD	345,344	8,633,599	Parmalat Spa	8,633,599	100.000		
Quito							100.000	100.0000	L
PRODUCTOS LACTEOS CUENCA SA PROLACEM	F	USD	35,920	872,732	Ecuadorian Foods Co. Inc	872,732	97.185		
Cuenca							97.185	49.5644	L
PARAGUAY									
PARMALAT PARAGUAY SA*	F	PYG	9,730,000,000	9,633	Parmalat Spa	9,633	99.000		
Asuncion							99.000		C
URUGUAY									
AIRETCAL SA	F	UYU	9,198,000	9,198,000	Parmalat Spa	9,198,000	100.000		
Montevideo							100.000		C
GELATERIA PARMALAT URUGUAY SA***	F	UYU	262,500	262,500	Gelateria Parmalat Srl	236,250	90.000		
Montevideo					Parmalat Spa	26,250	10.000		
							100.000		C
PARMALAT TRADING SOUTH AMERICA*	F	UYU	400,000	400,000	Parmalat Spa	400,000	100.000		
Montevideo							100.000		C
WISHAW TRADING SA*	F	USD	30,000	300	Parmalat Spa	50	16.667		
Montevideo					Parmalat Partcip do Brasil ltda	70	23.333		
					Parmalat Paraguay sa	90	30.000		
					Parmalat de Venezuela ca	90	30.000		
							100.000		C
VENEZUELA									
DISTRIB. DE PRODUCT. LACTEOS TELERIFE****	F	VEB	100	51	Indu.Lac.Venezol. ca-Indulac	51	100.000		
Los Teques							100.000		C

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
DISTRIBUIDORA MIXTA DE ALIMENTOS CA									
(DISMALCA)	F	VEB	3,300,000	3,300	Indu.Lac.Venezol. ca-Indulac	3,300	100.000		
Caracas							100.000	98.8202	L
DISTRIB. MIXTA DE ALIMENTOS GUANIPA									
(DISMAGUA)****	F	VEB	1,000,000	600	Indu.Lac.Venezol. ca-Indulac	600	60.000		
El Tigre							60.000		C
FRUTICOLA MONTALBAN CA	F	VEB	25,522,000	255,220	Indu.Lac.Venezol. ca-Indulac	255,220	100.000		
Caracas							100.000	98.8202	L
FRUTICOLA SANTA CRUZ CA	F	VEB	64,062,000	640,620	Indu.Lac.Venezol. ca-Indulac	640,620	100.000		
Caracas							100.000	98.8202	L
GELATERIA PARMALAT DE VENEZUELA									
CA***	F	VEB	10,000,000	10,000	Gelateria Parmalat Srl	9,000	90.000		
Caracas					Parmalat Spa	1,000	10,000		
							100.000		C
INDUSTRIA LACTEA VENEZOLANA CA									
(INDULAC)	F	VEB	34,720,471,600	343,108,495	Parmalat de Venezuela ca	343,108,495	98.820		
Caracas							98.820	98.8202	L
PARMALAT DE VENEZUELA CA	F	VEB	2,324,134,000	2,324,134	Parmalat Spa	2,324,134	100.000		
Caracas							100.000	100.0000	L
PASTEURIZADORA NATURA SA (PANASA)	F	EUR	92,000	10,436	Indu.Lac.Venezol. ca-Indulac	10,436	11.343		
Barcelona-Venezuela							11.343		C
QUESOS NACIONALES CA QUENACA	F	VEB	3,000,000,000	3,000,000	Indu.Lac.Venezol. ca-Indulac	3,000,000	100.000		
Caracas							100.000	98.8202	L
AFRICA									
BOTSWANA									
PARMALAT BOTSWANA (PTY) LTD	F	BWP	3,000	2,900	Parmalat Africa Ltd	2,900	96.667		
Gaborone							96.667	96.6670	L
MAURITIUS									
PARMALAT AFRICA LIMITED	F	USD	55,982,304	55,982,304	Parmalat Austria gmbh	53,560,510	95.674		
Port Louis					Parmalat Spa	2,421,794	4.326		
							100.000	100.0000	L
MOZAMBIQUE									
PARMALAT MOZAMBIQUE - PROD ALIMEN									
LDA	F	MZM	18,910,800,000	18,909,300,000	Parmalat Africa Ltd	18,909,300,000	99.992		
Matola							99.992	99.9920	L
PARMALAT PRODUTOS ALIMENTARES									
SARL	F	MZM	57,841,500,000	536,415	Parmalat Mozambique P.A. Lda	168,000	29.045		
Matola					Parmalat Africa Ltd	368,415	63.694		
							92.739	92.7367	L
SOUTH AFRICA									
BONNITA HOLDINGS (PTY) LIMITED**	F	ZAR	1,434,000	143,400,030	Parmalat Austria Gmbh	143,400,030	100.000		
Stellenbosch							100.000		C
DUN ROBIN PRODUCTS (PTY) LIMITED	F	ZAR	1,000	100,000	Parmalat Africa Ltd	100,000	100.000		
Stellenbosch							100.000	100.0000	L
PARMALAT FOOD INDUSTRIES SOUTH									
AFRICA (PTY) LTD	F	ZAR	4,000	4,000	Parmalat Austria gmbh	4,000	100.000		
Stellenbosch							100.000	100.0000	L
PARMALAT SOUTH AFRICA (PTY) LTD	F	ZAR	511,507,00	122,010,000	Parmalat Africa Ltd	122,010,000	100.000		

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company Name Head office	Type (1)	Curr.	Share capital Amount	Tot. number vot. shares/cap. interests held	Equity investment Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
Stellenbosch							100.000	100.0000	L
PRIMA DOLCE (PTY) LTD	F	ZAR	1,000	10,000	Parmalat South Africa (Pty) Ltd	10,000	100.000		
Stellenbosch							100.000	100.0000	L
SWAZILAND									
PARMALAT SWAZILAND (PTY) LTD	F	SZL	100	60	Parmalat Africa Ltd	60	60.000		
Mbabane							60.000	60.0000	L
ZAMBIA									
PARMALAT ZAMBIA LIMITED	F	ZMK	27,280,000	19,505,200	Parmalat Africa Ltd	19,505,200	71.500		
Lusaka							71.500	71.5000	L
ASIA									
CHINA									
PARMALAT (NANJING) DAIRY CORP. LTD****	F	USD	6,105,386	3,968,501	Parmalat Spa	3,968,501	65.000		
Jiangsu							65.000		C
PARMALAT (TIANJIN) DAIRY CORP. LTD****	F	USD	12,000,000	1	Parmalat Spa	1	70.000		
Tianjin							70.000		C
PARMALAT (ZHAODONG) DAIRY CORP. LTD*	F	CNY	56,517,260	53,301,760	Parmalat Spa	53,301,760	94.311		
Zhaodong							94.311		C
SHANGHAI YONG AND DAIRY COMPANY LTD	F	CNY	14,322,425	25	Pauls Victoria Limited	25	25.000		
Shanghai							25.000		EM
INDIA									
SWOJAS ENERGY FOODS LIMITED**	F	INR	309,626,500	21,624,311	Parmalat Spa	21,624,311	69.840		
Shivajinagar							69.840		C
INDONESIA									
PT PARMALAT INDONESIA***	F	USD	150,000	97,500	Parmalat Australia Ltd	97,500	65.000		
Jakarta							65.000		C
THAILAND									
PARMALAT ASIA (EWP) LIMITED*	F	THB	30,850,000	308,500	Parmalat Australia Ltd	308,494	99.998		
Bangkok					Pauls Foods Pty Ltd	1	0.000		
					Pauls Ice Cream & Milk Pty Ltd	1	0.000		
					Pauls Trading Ltd	1	0.000		
					Port Curtis Dairy Pty Ltd	1	0.000		
					Dairyfields Pty Ltd	1	0.000		
					Gold Coast Milk Ltd	1	0.000		
							100.000		C
OCEANIA									
AUSTRALIA									
BEAUDESERT MILK PTY LTD	F	AUD	3,000	3,000	Gold Coast Milk Pty Ltd	2,999	99.967		
South Brisbane					Dairyfields Pty Ltd	1	0.033		
							100.000	100.0000	L
BENDIGO MOULDERS PTY LTD	F	AUD	100	100	Parmalat Australia ltd	100	100.000		
South Brisbane							100.000	100.0000	L
BUTTER PRODUCERS CO-OPERATIVE FED LTD	F	AUD	8,305,106	1,928,970	Port Curtis Dairy Pty Ltd	1,600,917	19.276		
Hamilton					Dairyfields Pty Ltd	328,053	3.950		

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
							23.226		EM
DAIRYFIELDS PTY LTD	F	AUD	3,572,428	3,511,594	Pauls Trading Pty Ltd	3,511,594	100.000		
South Brisbane							100.000	100.0000	L
FIELDCO PTY LTD	F	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
					Dairyfields Pty Ltd	28	28.000		
Labrador							50.000		EM
GELATERIA PARMALAT PTY LTD***	F	AUD	500,000	500,000	Gelateria Parmalat Srl	500,000	100.000		
South Brisbane							100.000		C
GOLD COAST MILK PTY LTD	F	AUD	570,000	285,000	Pauls Trading Pty Ltd	114,000	40.000		
South Brisbane					Dairyfields Pty Ltd	171,000	60.000		
							100.000	100.0000	L
HABERFIELDS DAIRY PTY LIMITED	F	AUD	85,527	50	Parmalat Pacific Holding Pty Ltd	50	100.000		
South Brisbane							100.000	100.0000	L
MONTAGUE MOULDERS PTY LTD	F	AUD	200	160	Parmalat Australia ltd	137	68.500		
South Brisbane					Dairyfields Pty Ltd	23	11.500		
							80.000	80.0000	L
NORCOFIELDS PTY LTD	F	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
Labrador					Dairyfields Pty Ltd	28	28.000		
							50.000		EM
NORCO-PAULS MILK PARTNERSHIP	F	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
Labrador					Dairyfields Pty Ltd	28	28.000		
							50.000		EM
PARMALAT AUSTRALIA LTD	F	AUD	122,519,504	82,345,352	Parmalat Pacific Holding Pty Ltd	82,345,352	100.000		
South Brisbane							100.000	100.0000	L
PARMALAT FOODS AUSTRALIA PTY LIMITED	F	AUD	70	70	Parmalat Pacific Holding Pty Ltd	70	100.000		
South Brisbane							100.000	100.0000	L
PARMALAT PACIFIC HOLDING PTY LTD	F	AUD	322,618,866	322,618,866	Parmalat Belgium nv	322,618,866	100.000		
South Brisbane							100.000	100.0000	L
PAULS (N.T.) PTY LTD	F	AUD	200,000	400,000	Parmalat Australia ltd	400,000	100.000		
South Brisbane							100.000	100.0000	L
PAULS DAIRY EXPRESS (MACKAY) PTY LTD	F	AUD	100	100	Parmalat Australia ltd	100	100.000		
South Brisbane							100.000	100.0000	L
PAULS EMPLOYEE SHARE PLAN PTY LTD	F	AUD	18	9	Parmalat Australia ltd	9	100.000		
South Brisbane							100.000	100.0000	L
PAULS FOODS PTY LTD	F	AUD	286,000	143,000	Parmalat Australia ltd	142,996	99.996		
South Brisbane					Pauls (N.T.) Pty Ltd	1	0.001		
					Pauls Trading Pty Ltd	1	0.001		
					Peters Artic Delicacy Company Pty Ltd	1	0.001		
					Suncoast Milk Pty Ltd	1	0.001		
							100.000	100.0000	L
PAULS ICE CREAM & MILK PTY LTD	F	AUD	606,038	302,027	Parmalat Australia ltd	302,023	99.996		
South Brisbane					Pauls (N.T.) Pty Ltd	1	0.001		
					Pauls Trading Pty Ltd	1	0.001		
					Peters Artic Delicacy Company Pty Ltd	1	0.001		
					Suncoast Milk Pty Ltd	1	0.001		
							100.000	100.0000	L

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests/	% (based on No. of shares/ cap. Int.)	Group interest	Method of consolid. or valuation
PAULS PTY LTD	F	AUD	1	1	Parmalat Australia ltd	1	100.000		
South Brisbane							100.000	100.0000	L
PAULS TRADING PTY LTD	F	AUD	2	2	Parmalat Australia ltd	2	100.000		
South Brisbane							100.000	100.0000	L
PAULS VICTORIA LIMITED	F	AUD	23,234,777	24,753,731	Parmalat Australia ltd	24,753,729	100.000		
Rowville					Pauls Trading Pty Ltd	2	0.000		
							100.000	100.0000	L
PETERS ARTIC DELICACY COMPANY PTY LTD	F	AUD	916,034	1,832,064	Parmalat Australia ltd	1,832,064	99.996		
South Brisbane					Pauls (N.T.) Pty Ltd		0.001		
					Pauls Foods Pty Ltd		0.001		
					Pauls Ice Cream & Milk Pty Ltd		0.001		
					Pauls Trading Pty Ltd		0.001		
							100.000	100.0000	L
PETERS MILK PTY LTD	F	AUD	41,504	20,752	Peters Artic Delicacy Company Pty Ltd	20,748	99.980		
South Brisbane					Pauls (N.T.) Pty Ltd	1	0.005		
					Pauls Foods Pty Ltd	1	0.005		
					Pauls Ice Cream & Milk Pty Ltd	1	0.005		
					Pauls Trading Pty Ltd	1	0.005		
							100.000	100.0000	L
PORT CURTIS DAIRY PTY LTD	F	AUD	2,578,140	1,289,070	Parmalat Australia ltd	1,289,070	100.000		
South Brisbane							100.000	100.0000	L
PORT CURTIS MOULDERS PTY LTD	F	AUD	200	155	Parmalat Australia ltd	90	45.000		
South Brisbane					Port Curtis Dairy Pty Ltd	50	25.000		
					Dairyfields Pty Ltd	15	7.500		
							77.500	77.5000	L
Q.U.F. INDUSTRIES PTY LTD	F	AUD	2	2	Parmalat Australia ltd	2	100.000		
South Brisbane							100.000	100.0000	L
SANDHURST FARMS PROPERTIES PTY LTD	F	AUD	920,000	920,000	Parmalat Australia ltd	920,000	100.000		
South Brisbane							100.000	100.0000	L
SUNCOAST MILK PTY LTD	F	AUD	50,000	25,000	Peters Artic Delicacy Co. pty ltd	25,000	100.000		
South Brisbane							100.000	100.0000	L
SWAN HILL MILK DISTRIBUTORS PTY LTD	F	AUD	200	200	Parmalat Australia ltd	200	100.000		
Victoria							100.000	100.0000	L
SWISSFIELD CHEESES PTY LIMITED	F	AUD	108,012	108,012	Parmalat Foods Australia pty ltd	108,012	100.000		
South Brisbane							100.000	100.0000	L
THE ALL AUSTRALIAN DAIRY COMPANY PTY LTD	F	AUD	1,000	1,000	Dairyfields Pty Ltd	1,000	100.000		
South Brisbane							100.000	100.0000	L
THE FIELDCO TRUST	F	AUD	2,689,483	1,344,741	Pauls Trading Pty Ltd	591,686	22.000		
Labrador					Dairyfields Pty Ltd	753,055	28.000		
							50.000		EM
THE NORCOFIELD TRUST	F	AUD	525,273	262,636	Pauls Trading Pty Ltd	115,560	22.000		
Labrador					Dairyfields Pty Ltd	147,076	28.000		
							50.000		EM

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation **** co. sold after 6/30/05
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Criteria for the Preparation of the Pro Forma Reclassified Financial Statements of Parmalat S.p.A. and of the Pro Forma Reclassified Consolidated Financial Statements for the Six Months Ended June 30, 2005

Parmalat S.p.A.

The schedule on the following page shows the accounting entries required to prepare a pro forma balance sheet for Parmalat S.p.A. at June 30, 2005 (in millions of euros).

O FORMA RECLASSIFIED BALANCE SHEET	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	
millions of euros)	Parmalat S.p.A. (form. Cimabue srl) *in accord.* with IFRS/IAS principles	Parmalat Finanziaria in A.S. *Group in* accord. with IFRS/IAS principles	Exclusion of cos. that are not included in Composit. with Creditors	Restat. of intra-Group receiv./ payab. of cos. incl. in Compos. with Creditors	Decrease by claim red. of rec./payab. with other cos. und. EA not incl. in Comp. with Creditors	Restatem. of intra-Group positions based on recovery ratios	Restatem. of indebted. toward outsiders based on recovery ratios	Other reclassif. and adjust-ments	Aggregate data	Adjust-ments to data in Column 9	Transfer values	Cancellation upon *commin-gling*	Verified and excluded *claims of* subsidiaries	Verified and excluded *claims of* outsiders	Conversion of preferential/ prededuc. claims into unsecured claims	Pro forma balance sheet at June 30, 2005
ION-CURRENT ASSETS																
ntangibles		676.9	(580.1)						96.8	404.6	501.4					501.4
'roperty, plant and equipment		634.1	(530.9)						103.2		103.2					103.2
lon-current financial assets		28.3	859.4	8.6					896.3	95.7	992.0	(8.6)				983.4
'OTAL NON-CURRENT ASSETS		**1,339.3**	**(251.6)**	**8.6**					**1,096.3**	**500.3**	**1,596.6**	**(8.6)**				**1,588.0**
VAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES		**71.7**	(53.3)						**18.4**		**18.4**					**18.4**
IET WORKING CAPITAL																
nventories		371.3	(336.2)			0.1			35.2		35.2					35.2
'rade receivables		541.8	162.3	16.6	0.3	14.1			735.1		735.1	(515.1)				220.0
)ther assets	10.3	291.5	(81.9)	(18.2)	0.2		0.4		202.3		202.3	(7.3)			(4.9)	190.1
'rade payables (-)	(11.3)	(938.8)	(4,233.8)	3,551.6	137.2	353.1	185.9	(15.9)	(972.0)		(972.0)	531.0		85.3	66.7	(289.0)
)ther liabilities (-)		(2,047.8)	1,694.7				225.9	27.7	(99.5)		(99.5)			2.8		(96.7)
'OTAL NET WORKING CAPITAL	**(1.0)**	**(1,782.0)**	**(2,794.9)**	**3,550.0**	**137.7**	**367.3**	**412.2**	**11.8**	**(98.9)**		**(98.9)**	**8.6**		**88.1**	**61.8**	**59.6**
NVESTED CAPITAL, NET OF OPERATING LIABILITIES	**(1.0)**	**(371.0)**	**(3,099.8)**	**3,558.6**	**137.7**	**367.3**	**412.2**	**11.8**	**1,015.8**	**500.3**	**1,516.1**			**88.1**	**61.8**	**1,666.0**
'ROVIS. FOR EMPLOYEE SEVERANCE INDEM. (-)		(87.4)	47.7						(39.7)		(39.7)					(39.7)
'ROVISIONS FOR EXTRAORDINARY RISKS AND CHARGES (including proceedings costs) (-)		(1,334.2)	507.9				126.7	(27.7)	(727.3)		(727.3)			534.9		(192.4)
'ROVISION FOR CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS			(16.2)						(16.2)		(16.2)					(16.2)
IET INVESTED CAPITAL	**(1.0)**	**(1,792.6)**	**(2,560.4)**	**3,558.6**	**137.7**	**367.3**	**538.9**	**(15.9)**	**232.6**	**500.3**	**732.9**			**623.0**	**61.8**	**1,417.7**
Covered by:																
SHAREHOLDERS' EQUITY																
Share capital	0.1	(13,286.2)	(12,917.4)	4,741.3	137.3	(150.0)	19,496.2		(1,978.7)	1,978.8	0.1		30.0	1,511.1	59.7	1,600.9
)ther reserves		(402.6)	1,688.5		0.4	(9.8)			1,276.5	(1,478.5)	(202.0)					(202.0)*
Reserve for claims of late-filing creditors		35.8							35.8		35.8					35.8
Reserve for contested liabilities convertible exclusively into share capital		197.2	8,728.4				(8,765.3)		160.3		160.3		36.9		(1.0)	196.2
'rofit (Loss) for the period	(0.5)	196.8	1,092.4	(1,182.7)		527.1	(617.1)		16.0		16.0				3.1	19.1
'OTAL SHAREHOLDERS' EQUITY	**(0.4)**	**(13,259.0)**	**(1,408.1)**	**3,558.6**	**137.7**	**367.3**	**10,113.8**		**(490.1)**	**500.3**	**10.2**		**66.9**	**1,511.1**	**61.8**	**1,650.0**
'ROVISION FOR CONTESTED INDEBTEDNESS AND GUARANTEES																
IET BORROWINGS (FINANCIAL ASSETS)																
oans payable to banks and other lenders		11,903.0	(1,343.1)				(9,574.9)	(15.9)	969.1		969.1		(66.9)	(888.1)		14.1
Cash and cash equivalents (-)	(0.6)	(436.6)	190.8						(246.4)		(246.4)					(246.4)
'OTAL NET FINANCIAL ASSETS	**(0.6)**	**11,466.4**	**(1,152.3)**				**(9,574.9)**	**(15.9)**	**722.7**		**722.7**		**(66.9)**	**(888.1)**		**(232.3)**
'OTAL COVERAGE SOURCES	**(1.0)**	**(1,792.6)**	**(2,560.4)**	**3,558.6**	**137.7**	**367.3**	**538.9**	**(15.9)**	**232.6**	**500.3**	**732.9**			**623.0**	**61.8**	**1,417.7**

* Other reserves of 202.0 million euros is the net result of a 2004 loss of 166.8 million euros brought forward, IFRS reclassifications totaling 41.1 million euros and an unrestricted reserve amounting to 5.9 million euros.

Method Used to Prepare the Pro Forma Balance Sheet and Income Statement of Parmalat S.p.A. for the First half of 2005

The pro forma income statement and balance sheet for the first half of 2005 were prepared by combining the financial statements of Parmalat S.p.A. (formerly Cimabue S.r.l.) (Column 1) with the consolidated financial statements of Parmalat Finanziaria S.p.A. in AS at June 30, 2005 (Column 2), which had been restated to take into account preconsolidation sum-of-assets and sum-of-liabilities data and recognize the impact of the approval of the Composition with Creditors. More specifically, in almost all cases the approval of the Composition with Creditors will have an impact on the financial statements of the companies that are included in the Composition with Creditors (Columns 3 to 8), while the simulation of the approval of the Composition with Creditors in the financial statements of Parmalat S.p.A. will require only the recognition of the assumption of the various sums of assets and sums of liabilities, as decreased by the claim reduction process, and the subsequent increase in share capital for the benefit of the creditors (Columns 10 to 15).

The main accounting entries made to simulate how the financial statements of Parmalat S.p.A. would have been affected had the Composition with Creditors been approved on June 30, 2005 and had Parmalat S.p.A. taken over the various sums of assets and sums of liabilities as of the same date are reviewed below. The order in which the accounting entries are presented below follows the theoretical chronological sequence that would have occurred following the approval of the Composition with Creditors.

Balance Sheet

Column 3 *Exclusion of assets and liabilities that are not included in the Composition with Creditors and deconsolidation of subsidiaries of companies that are included in the Composition with Creditors*

This column shows the accounting impact of the following transactions:

i) Deconsolidation of subsidiaries of companies that are included in the Composition with Creditors

The subsidiaries of companies that are included in the Composition with Creditors were deconsolidated in order to allow the presentation of the aggregate sum-of-assets and sum-of-liabilities data of the companies included in the Composition with Creditors. As a result of this entry, the abovementioned subsidiaries, which were consolidated line by line in the financial statements of Parmalat Finanziaria S.p.A. in AS, are presented as equity investments. In addition, the entry required that intra-Group transactions between companies included in the Composition with Creditors and receivables and payables involving their subsidiaries be reinstated.

ii) Elimination of assets and liabilities that are not included in the Composition with Creditors

As required under the terms of the Composition with Creditors, all of the assets and liabilities that are being transferred to Parmalat S.p.A. were eliminated. Chronologically, this entry was made after the entry described in paragraph i) above.

Column 4 *Restatement of receivables and payables involving the 16 companies included in the Composition with Creditors*

This column shows the impact of the Proposal of Composition with Creditors on receivables and payables existing between companies included in the Composition with Creditors. The following entries were made:

- As required by Article 56 of the Italian Bankruptcy Law, receivables and payables carried on the financial statements of the companies included in the Composition with Creditors and involving the same legal entity were offset. This provision requires that when a company has receivables and

payables involving the same legal entity, the receivables and payables must be offset before proceeding with bankruptcy proceedings;

- Receivables and payables that existed between companies included in the Composition with Creditors were reduced based on the recovery ratios;
- The allowances for doubtful accounts that the abovementioned companies carried on their financial statements were reversed against intra-Group credits.

The entries reviewed above increased shareholders' equity by 3,558.6 million euros.

Column 5 *Decrease by the claim reduction process of receivables and payables with other companies under extraordinary administration that were not included in the Composition with Creditors and with their subsidiaries*

This column shows the reduction applied to balances between companies included in the Composition with Creditors and other companies under extraordinary administration and their subsidiaries: Streglio S.r.l. in AS, Parma Associazione Calcio S.p.A. in AS, Eli Air S.r.l. in AS, Parma F.C. S.p.A. (subsidiary of Parma Associazione Calcio S.p.A. in AS), Emmegi Agroindustriale S.r.l. in AS, R.M. Alimenti S.r.l., Parmalat Malta Holding Limited in AS and Parmalat Trading Limited in AS.
The claim reduction was applied based on a valuation process that took into account the assets and liabilities of the other companies under extraordinary administration. The net impact on shareholders' equity (137.7 million euros) is due to the reversal of liabilities.

Column 6 *Restatement of receivables and payables between companies included in the Composition with Creditors and their subsidiaries*

This column shows the impact of the Composition with Creditors on receivables and payables between companies included in the Composition with Creditors and their subsidiaries. The following entries were made:

- Receivables and payables were restated by applying the recovery ratios;
- The allowances for doubtful accounts that existed on the financial statements of the companies included in the Composition with Creditors at June 30, 2005 were reversed against the receivables owed by their subsidiaries.

The impact on shareholders' equity was an increase of 367.3 million euros.

Column 7 *Restatement of indebtedness toward outsiders based on the recovery ratios*

This column shows the impact of the claim reduction process on unsecured claims based on the recovery ratios provided in the Proposal of Composition with Creditors. As was mentioned in the discussion of the assumptions made in preparing pro forma data, this adjustment was made on the financial statements of the companies included in the Composition with Creditors upon the approval of the Composition with Creditors.

Column 8 *Other reclassifications and adjustments*

This column shows the impact of certain transactions involving the companies included in the Composition with Creditors that were taken into account in determining the sums of assets and sums of liabilities. More specifically, the costs related to the extraordinary administration proceedings, which were estimated at 165 million euros in the aggregate, were deducted from the sums of assets. This total amount includes 137.3 million euros in costs incurred through June 30, 2005 and 27.7 million euros that were recognized in a provision for proceedings costs.

Column 9 *Aggregate data*

The data shown in this column are an aggregate of the figures in Columns 2 to 8. They represent the book value of the sums of assets and sums of liabilities that the companies included in the Composition with Creditors will transfer to Parmalat S.p.A., adjusted for any changes that may occur up to the date of transfer.

Column 10 *Adjustments to the data in Column 9*

This column shows the adjustments to market value made in the financial statements of Parmalat S.p.A. to transferred assets and liabilities. In practice, an adjustment is made only to the value of those equity investments for which a market value is available. For the time being, any remaining differences between the transfer values (see comments to Column 11) and the net values of assets and liabilities were allocated to Goodwill.

Column 11 *Transfer values*

This column shows the value at which transferred assets and liabilities were recognized initially in the financial statements of Parmalat S.p.A. These amounts correspond to the sum of the amounts shown in Columns 9 and 10. The acquisition price, determined on the basis of the value at January 1, 2004 of the transferred sums of assets and sums of liabilities and computed in accordance with the guidelines provided in Paragraph 4.1.2.3 of the Prospectus, is zero. The table below shows how transfer value was determined (in millions of euros).

Description	*Amount*
Net value of the sums of assets and sums of liabilities at January 1, 2004 after applying the claim reduction process *(a)*	0.0
Net change from transactions executed from 1/1/04 to 12/31/04 *(b)*	(166.8)
Net change from transactions executed from 1/1/05 to 6/30/05 *(b)*	19.1
Net change from the adoption of the IFRS and sundry changes	(41.1)
Net balance for transfer purposes	**(188.8)**

a) As a natural consequence of the method used, the value of the sums of assets and sums of liabilities computed in accordance with the guidelines provided in Paragraph 4.1.2.3. of the Prospectus is equal to zero. The recovery ratios applied to the claims of unsecured creditors that would be satisfied in accordance with the Proposal of Composition with Creditors was determined based on the market value of the sums of assets, after deducting prededuction and preferential claims.
b) In accordance with the terms of the Proposal of Composition with Creditors, any profit or loss generated after January 1, 2004 by using the sums of assets and sums of liabilities transferred to Parmalat S.p.A. is attributable to Parmalat S.p.A. As a result, the net transfer value is subject to change until the date of transfer.

The accounting entries presented in this column, which show the transfer of the sums of assets and sums of liabilities to Parmalat S.p.A., are reviewed below:

- Parmalat S.p.A. acquired the sums of assets and assumed the sums of liabilities in an amount equal to that of the sums of assets. As mentioned above (see Paragraph 4.1.2.2 of the Prospectus), up to the present time, a market value was available only for equity investments and business operations. As a result, in the pro forma financial statements of Parmalat S.p.A., the sums of assets and sums of liabilities were recognized on the basis of the book values shown in the financial statements of the companies included in the Composition with Creditors and included in Column 9 (Aggregate data). This column is used instead to show the restatement made to adjust the value of equity investments to their transfer value, which was determined in accordance with Paragraph 4.1.2.2 of the Prospectus.

- As explained on earlier occasions, any goodwill generated upon acquisition is equal to the difference between the purchase price and the market value of the acquired assets and liabilities. As stated above, in case in point, the market value of individual acquired assets and liabilities is currently available only for equity investments. As a result, the difference between the transfer price, determined in the manner described above, and the net book value of the sums of assets and sums of liabilities, restated exclusively to adjust the value of equity investments, was attributed on a preliminary basis to goodwill (see Paragraph 4.3.1 of the Prospectus for a more detailed analysis of the accounting principles applied).

The table below shows the goodwill transferred to Parmalat S.p.A. for each of the companies included in the Composition with Creditors (in millions of euros):

Companies included in the Composition with Creditors	Equity values	Difference allocated to Goodwill
Parmalat S.p.A.	881.2	373.9
Eurolat S.p.A.	224.7	26.8
Lactis S.p.A.	18.0	3.4
Centro Latte Centallo S.r.l.	8.6	8.1
Parmengineering S.r.l.	0.4	3.8
Olex SA	0.1	3.9
Parmalat Finanziaria S.p.A.	128.4	2.0
Parmalat Finance Corporation BV	274.7	(12.9)
Geslat S.r.l.	33.3	0.7
Parmalat Netherlands BV	37.9	(3.4)
Parmalat Soparfi SA	120.6	(0.0)
Contal S.r.l.	11.6	(1.8)
Panna Elena CPC S.r.l.	6.2	8.0
Parmalat Capital Netherlands BV	17.7	(0.1)
Newco S.r.l.	0.5	(0.7)
Daires Holding International BV	16.0	(0.0)
TOTAL	**1,780.0**	**411.7**
Conversion into shares of preferential and prededuction claims	58.7	
TOTAL	**1,838.7**	

The total shown above (1,838.7 million euros) is equal to the amount of the original capital increase (1,541.2 million euros) increased by 59.7 million euros for the transformation of certain preferential and prededuction claims into unsecured claims, plus reserves convertible into share capital (196.2 million euros and 35.8 million euros) and sundry reserves (5.8 million euros).

Column 12 *Cancellation upon commingling*

This column shows the accounting consequences of the cancellation upon commingling of intra-Group positions following the approval of the Composition with Creditors. It is important to keep in mind that, as a result of the accounting entries shown in Column 4, these intra-Group receivables and payables were reduced in accordance with the recovery ratio applicable to the financial statements of each company included in the Composition with Creditors, but were not eliminated. The pro forma entry discussed here serves the purpose of eliminating receivables and payables attributable to separate companies the assets and liabilities of which will be transferred to a single company (Parmalat S.p.A.) upon the approval of the Composition with Creditors.

Column 13 Verified and excluded claims of subsidiaries

This column shows the impact of the approval of the Proposal of Composition with Creditors on verified claims of subsidiaries that are not included in the Proposal of Composition with Creditors against companies that are included in the Proposal of Composition with Creditors. More specifically, the claims of these

subsidiaries, reduced in accordance with the recovery ratios, that are being transferred in accordance with the terms of the Composition with Creditors amount to 30.0 million euros.
The claims of subsidiaries that were excluded by the *Giudici Delegati* in a decision that is currently being contested, reduced in accordance with the recovery ratios, have been recognized by means of the Reserve for contested liabilities convertible exclusively into share capital, which amounts to 36.9 million euros.

Column 14 Verified and excluded claims of outsiders

This column shows the impact of the approval of the Proposal of Composition with Creditors on the process whereby unsecured creditors with verified claims will use their claims, as reduced in accordance with the recovery ratios, to underwrite the capital increase carried out by Parmalat S.p.A. (see Section Three, Chapter XI, Paragraph 11.2 of the Prospectus).

As explained in greater detail in Paragraph 1.1.2.3 of the Prospectus, Parmalat S.p.A. will satisfy the verified unsecured claims by means of an initial contributory capital increase amounting to 1,511.1 million euros.

Claims in connection with which creditors have challenged the amount of the sum of liabilities and conditional claims have been recognized by establishing a Reserve for contested liabilities of 159.3 million euros. These claims will be converted into share capital when they have been verified by means of a final court decision or as a result of a settlement or when the applicable conditions precedent have been satisfied.

Column 15 *Conversion of preferential and prededuction claims into unsecured claims*

This column shows the amount of claims that have been verified as prededuction or preferential claims by the *Giudici Delegati* and for which the creditors are requesting conversion into unsecured claims and, consequently, shares of stock.

Income Statement

The schedule below shows the accounting entries, separated by type, required to prepare the pro forma reclassified income statement of Parmalat S.p.A. for the six months ended June 30, 2005. The pro forma income statement was prepared as if the Composition with Creditors had been approved on January 1, 2004 and the impact of the transfer to Parmalat S.p.A. of the sums of assets and sums of liabilities had been recognized as of the same date.

P	1	2	3	4	5	6	7
(in millions of euros)	Income statement of the former Cimabue for first half 2005 in accordance with IFRS/IAS principles	Parmalat Finanziaria in A.S. in accordance with IFRS/IAS principles	Exclusion of revenues and expenses not covered by the Composition with Creditors	Aggregate data	Adjustments	Cancellation upon commingling	Pro forma income statement
REVENUES							
Sales and service revenues		1,910.0	(1,322.8)	587.2	(5.3)	(56.2)	525.7
Other revenues and income		29.7	(9.9)	19.8	(20.5)	4.4	3.7
TOTAL REVENUES	**0.0**	**1,939.7**	**(1,332.7)**	**607.0**	**(25.8)**	**(51.8)**	**529.4**
OPERATING COSTS							
Raw materials, services used and miscellaneous costs	0.4	(1,617.2)	1,044.0	(573.2)	74.0	51.8	(447.8)
Labor costs		(225.1)	173.6	(51.5)			(51.5)
EBITDA	**0.4**	**97.4**	**(115.1)**	**(17.7)**	**48.2**	**0.0**	**30.1**
Additions to other provisions		(12.9)	(575.0)	(587.9)	581.1		(6.8)
Depreciation, amortization and writedowns		(69.6)	56.8	(12.8)	0.3		(12.5)
INCOME BEFORE EXTRAORDINARY ITEMS	**0.4**	**14.9**	**(633.3)**	**(618.4)**	**629.6**	**0.0**	**10.8**
Extraordinary income (expense)		243.8	1,863.4	2,107.2	(2,101.8)		5.4
FINANCIAL INCOME (EXPENSE)							
Financial income		41.9	(30.1)	11.8			11.8
Financial expense	(0.1)	(85.3)	81.2	(4.1)			(4.2)
NET FINANCIAL INCOME (EXPENSE)	**(0.1)**	**(43.4)**	**51.1**	**7.7**	**0.0**	**0.0**	**7.6**
Income taxes		(16.3)	13.7	(2.6)			(2.6)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	**(0.5)**	**199.0**	**1,294.9**	**1,493.9**	**(1,472.2)**	**0.0**	**21.2**
Profit (Loss) from discontinuing operations		(2.2)	0.1	(2.1)			(2.1)
PROFIT (LOSS) FOR THE PERIOD	**(0.5)**	**196.8**	**1,295.0**	**1,491.8**	**(1,472.2)**	**0.0**	**19.1**

Column 3 Exclusion of revenues and expenses not covered by the Composition with Creditors and deconsolidation of subsidiaries of companies included in the Composition with Creditors

This column shows the accounting impact of the deconsolidation of the subsidiaries of companies included in the Composition with Creditors. These entries were made to deconsolidate the subsidiaries of companies included in the Composition with Creditors and to present the aggregate revenues and expenses of these companies. As a result of these entries, the abovementioned subsidiaries, which were consolidated line by line in the financial statements of Parmalat Finanziaria S.p.A. in AS, were deconsolidated and the positions that existed between the companies included in the Composition with Creditors were re-recognized.

Column 4 Aggregate data

The data shown in this column are an aggregate of the figures in Columns 2 and 3.

Column 5 Adjustments

a) The pro forma operating data were developed by making adjustments to the actual data at June 30, 2005 that were necessary to isolate the data attributable to the companies included in the Composition with Creditors and reflect, retroactive to January 1, 2004, the impact of the Composition with Creditors.

b) Revenues and expenses from transactions between companies included in the Composition with Creditors were excluded.

c) Revenues and expenses that due to their nature (extraordinary items and items attributable to a period that preceded the start of the extraordinary administration proceedings) were posted as adjustments to the sums of assets and sums of liabilities at January 1, 2004 were excluded.

Item b) refers primarily to the reversal of out-of-period income (including extraordinary items) amounting to 1,234.5 million euros that were booked in connection with restatements of the allowances for doubtful accounts by:

- Parmalat S.p.A. in AS, 439.6 million euros;
- Parmalat Finance in AS BV, 295.6 million euros;
- Parmalat Netherland in AS BV, 289.4 million euros;
- Geslat S.r.l. in AS, 157 million euros;
- Parmalat Soparfi in AS, 24.4 million euros;
- Parmalat Capital Netherland in AS, 19.3 million euros;
- Parmengineering S.r.l. in AS, 4.9 million euros;
- Parmalat Finanziaria S.p.A. in AS, 3.5 million euros;
- New.co S.r.l. in AS, 0.8 million euros.

Item c) refers mainly to adjustments concerning the following:

- Reversal of writedowns of receivables from subsidiaries (included under Additions to other provisions) in the amount of 581.1 million euros, made by:
    - Olex s.a. in AS, 537.6 million euros;
    - Parmalat Soparfi in AS, 38 million euros;
    - Parmalat S.p.A. in AS, 2.2 million euros;
    - Lactis S.p.A. in AS 2.1, million euros;
- Elimination of out-of-period income recognized by Parmalat Finanziaria S.p.A. in AS at June 30, 2005 upon the restatement of a reserve to cover the shareholders' equity of Parmalat S.p.A. in the amount of 270.5 million euros (included among extraordinary items);
- Reversal of extraordinary income generated by the settlement of a dispute with the U.S. Dairy companies that arose in connection with indebtedness that would have been subject to the claim reduction process, in the amount of 618.5 million euros (included among extraordinary items);
- Out-of-period income (extraordinary items) in the amount of 30 million euros generated by a restatement of the provisions for risks and charges in connection with contested preferential and prededuction claims..

Item c) also includes a reversal of 48.5 million euros in costs incurred in connection with the extraordinary administration proceedings during the first half of 2005. For the purposes of preparing the pro forma statement, the costs incurred in connection with the extraordinary administration proceedings were deducted from the sum of assets of each company.

Column 6 Cancellation upon commingling

This column shows the accounting consequences of the cancellation upon commingling of intra-Group positions between companies included in the Composition with Creditors following the approval of the Composition with Creditors.

Parmalat Group

Method Used to Prepare the Pro Forma Reclassified Consolidated Financial Statements of Parmalat S.p.A. for the Six Months Ended June 30, 2005

The pro forma reclassified consolidated income statement and balance sheet for the six months ended June 30, 2005 were prepared by posting to the pro forma financial statements of Parmalat S.p.A. for the six months ended June 30, 2005 (Column 1) the restatements necessary to present all meaningful consequences of the consolidation of the companies in which Parmalat S.p.A. has an equity investment as a result of the approval of the Composition with Creditors. More specifically, in order to simulate the financial and operating impact of the approval of the Composition with Creditors on the pro forma consolidated financial statements of Parmalat S.p.A., the accounting data contained in the pro forma financial statements of Parmalat S.p.A. at June 30, 2005 were used as the starting point for simulation purposes. Consequently, all of the pro forma accounting entries made in preparing the pro forma financial statements of Parmalat S.p.A. at June 30, 2005, which are discussed in the preceding section of this Report, should be considered an integral part of the process of developing the pro forma consolidated financial statements of Parmalat S.p.A. at June 30, 2005.

The pro forma accounting entries made to simulate the impact of the approval of the Composition with Creditors on the pro forma consolidated financial statements of Parmalat S.p.A. are reviewed below. The order in which the accounting entries are presented below follows the theoretical chronological sequence that would have occurred following the approval of the Composition with Creditors.

Pro Forma Reclassified Consolidated Balance Sheet

The schedule below shows the accounting entries required to prepare a pro forma reclassified consolidated balance sheet for Parmalat S.p.A. at June 30, 2005.

PRO FORMA RECLASSIFIED CONSOLIDATED BALANCE SHEET	1	2	3	4	5	6	7
(in millions of euros)	**Pro forma balance sheet of Parmalat S.p.A. at 6/30/05 in accordance with IFRS/IAS principles**	**Pro forma consolidated balance sheet of subsidiaries at 6/30/05 in accordance with IFRS/IAS principles**	**Elimination of intra-Group receivables and payables**	**Elimination of carrying value of investments in subsidiaries**	**Allocation of minority interest in share-holder's equity**	**Elimination of previous year's result for Parmalat S.p.A. and result for period for subsidiaries**	**Pro forma consolidated balance sheet at 6/30/05 in accordance with IFRS/IAS principles**
A NON-CURRENT ASSETS							
Intangibles	501.4	118.2		898.0			1,517.6
Property, plant and equipment	103.2	460.1					563.3
Non-current financial assets	983.4	18.0	(274.1)	(691.5)			35.8
TOTAL NON-CURRENT ASSETS	**1,588.0**	**596.3**	**(274.1)**	**206.5**	**0.0**	**0.0**	**2,116.7**
B AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES	**18.4**	**53.3**					**71.7**
C NET WORKING CAPITAL							
Inventories	35.2	303.0					338.2
Trade receivables	220.0	302.7	(27.9)				494.8
Other assets	190.1	122.6					312.7
Trade payables (-)	(289.0)	(276.6)	9.9				(555.7)
Other liabilities (-)	(96.7)	(119.1)					(215.8)
TOTAL NET WORKING CAPITAL	**59.6**	**332.6**	**(18.0)**	**0.0**	**0.0**	**0.0**	**374.2**
D INVESTED CAPITAL, NET OF OPERATING LIABILITIES	**1,666.0**	**982.2**	**(292.1)**	**206.5**	**0.0**	**0.0**	**2,562.6**
E PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES (-)	(39.7)	(53.3)					(93.0)
PROVISIONS FOR RISKS AND CHARGES (-)	(192.4)	(78.0)				95.9	(174.5)
PROVISION FOR CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	(16.2)						(16.2)
F NET INVESTED CAPITAL	**1,417.7**	**850.9**	**(292.1)**	**206.5**	**0.0**	**95.9**	**2,278.9**
Covered by:							
G SHAREHOLDERS' EQUITY							
Share capital	1,600.9	62.9	(292.1)	228.6	(25.9)	26.5	1,600.9
Reserve for contested liabilities convertible exclusively into share capital	196.2						196.2
Reserve for claims of late-filing creditors	35.8						35.8
Other reserves	(2.6)	(3.2)		(8.4)			(14.2)
Loss brought forward	(199.4)	(30.2)		(48.4)		51.6	(226.4)
Profit (Loss) for the period	19.1	3.4				17.1	39.6
Minority interest in shareholders' equity		0.1		34.7	25.9	0.7	61.4
TOTAL SHAREHOLDERS' EQUITY	**1,650.0**	**33.0**	**(292.1)**	**206.5**	**0.0**	**95.9**	**1,693.3**
I NET BORROWINGS							
Loans payable to banks and other lenders	14.1	983.1					997.2
Loans payable to Group companies		4.2					4.2
Other financial assets (-)		(0.6)					(0.6)
Financial accrued income and prepaid expenses		(70.9)					(70.9)
Cash and cash equivalents (-)	(246.4)	(97.9)					(344.3)
TOTAL NET BORROWINGS	**(232.3)**	**817.9**	**0.0**	**0.0**	**0.0**	**0.0**	**585.6**
L TOTAL COVERAGE SOURCES	**1,417.7**	**850.9**	**(292.1)**	**206.5**	**0.0**	**95.9**	**2,278.9**

Column 2 *Consolidation of the subsidiaries of Parmalat S.p.A. made possible by the approval of the Proposal of Composition with Creditors*

This column shows the assets and liabilities of the companies that became subsidiaries of Parmalat S.p.A. upon the approval of the Composition with Creditors, net of intra-Group transactions between the abovementioned subsidiaries. The data shown in this column do not include the consolidation difference attributable to the subsidiaries, which amounted to 426.8 million euros in the financial statements of Parmalat Finanziaria S.p.A. in AS at June 30, 2005 (see comments on Column 4).

Column 3 *Elimination of intra-Group receivables and payables*

This column was used to eliminate receivables and payables that existed after the approval of the Composition with Creditors between Parmalat S.p.A. and its subsidiaries. The impact of these entries on shareholders' equity is due to the fact that they eliminate only receivables and payables on the balance sheet of Parmalat S.p.A. that are listed in Column 1, since Column 2 lists the assets and liabilities of subsidiaries net of intra-Group positions between different subsidiaries and between subsidiaries and Parmalat S.p.A.

Column 4 *Elimination of carrying value of investments in subsidiaries*

This column shows the pro forma accounting impact of the elimination of the carrying value of investments in subsidiaries. As explained in detail in the discussion of the consolidation criteria, the transfer of the sums of assets and sums of liabilities to Parmalat S.p.A. was treated as an acquisition. Consequently, based on the applicable statutes, the assets and liabilities of subsidiaries should be recognized in the financial statements of Parmalat S.p.A. based on their market value on the date of acquisition. Any difference between the carrying value of the investments and the pro rata interest in the underlying shareholders' equities, as determined, is posted to Goodwill, if positive, or is deducted from non-current assets, if negative. In this particular case, since a market value was not available, the assets and liabilities in question were recognized at their carrying value in the financial statements of the subsidiaries at June 30, 2005, and the net difference between the carrying value of the investments and the pro rata interest in the book value of the underlying shareholders' equities was posted to Goodwill on a preliminary basis.

Column 5 *Allocation of minority interest in shareholder's equity*

This column shows the effect of allocating to minority shareholders a portion of shareholders' equity.

Column 6 *Elimination of the previous year's result for Parmalat S.p.A. and of the result for the period for subsidiaries*

The financial statements of Parmalat S.p.A. include a provision for risks and charges of 95.9 million euros that was established to cover the negative equity of certain subsidiaries. Since these subsidiaries are consolidated line by line in the Issuer's pro forma consolidated financial statements, this provision was reversed.

Pro Forma Reclassified Consolidated Income Statement

The schedule below shows the accounting entries, separated by type, required to prepare the pro forma reclassified consolidated income statement of Parmalat S.p.A. for the six months ended June 30, 2005.

PRO FORMA RECLASSIFIED CONSOLIDATED INCOME STATEMENT	1	2	3	4	5
(in millions of euros)	Pro forma income statement of Parmalat S.p.A. in accordance with IFRS/IAS principles	Pro forma income statement of subsidiaries in accordance with IFRS/IAS principles	Elimination of Intra-Group revenues and expenses	Elimination of losses of subsidiaries for the period	Pro forma consolidated income statement in accordance with IFRS/IAS principles
A SALES AND SERVICE REVENUES	**525.7**	**1,339.9**	**(17.8)**		**1,847.8**
Other revenues and income	3.7	4.5	(1.6)		6.6
TOTAL REVENUES	529.4	1,344.4	(19.4)	0.0	1,854.4
B OPERATING COSTS					
Raw materials, services used and miscellaneous costs	(447.8)	(1,071.3)	20.8		(1,498.3)
Labor costs	(51.5)	(163.0)			(214.5)
C EBITDA	**30.1**	**110.1**	**1.4**	**0.0**	**141.6**
Additions to other provisions	(6.8)	(3.2)	0.1		(9.9)
Depreciation, amortization and writedowns	(12.5)	(33.8)			(46.3)
D INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS	**10.8**	**73.1**	**1.5**	**0.0**	**85.4**
Extraordinary income (expense)	5.4	(3.0)		17.1	19.5
E EBIT	**16.2**	**70.1**	**1.5**	**17.1**	**104.9**
Financial income (expense), net	7.6	(51.7)	(2.4)		(46.5)
Revaluations (Writedowns) of financial assets					
F PROFIT (LOSS) BEFORE TAXES	**23.8**	**18.4**	**(0.9)**	**17.1**	**58.4**
Income taxes	(2.6)	(14.0)			(16.6)
G PROFIT (LOSS) FROM CONTINUING OPERATIONS	**21.2**	**4.4**	**(0.9)**	**17.1**	**41.8**
Profit (Loss) from discontinuing operations	(2.1)	(0.1)			(2.2)
H PROFIT (LOSS) FOR THE PERIOD	**19.1**	**4.3**	**(0.9)**	**17.1**	**39.6**
Minority interest in profit (loss)					
Group interest in profit (loss)	19.1	4.3	(0.9)	17.1	39.6

Column 2 *Pro forma income statement of subsidiaries*

This column shows the revenues and expenses of the companies that became subsidiaries of Parmalat S.p.A. upon the approval of the Composition with Creditors, net of intra-Group transactions between the abovementioned subsidiaries and between these subsidiaries and Parmalat S.p.A.

Column 3 *Elimination of intra-Group revenues and expenses*

This column was used to eliminate receivables and payables that existed between Parmalat S.p.A. and its subsidiaries.

Column 4 *Elimination of losses of subsidiaries for the period*

This column was used to eliminate the losses of subsidiaries incurred during the period that were reflected in the pro forma balance sheet and income statement of Parmalat S.p.A.

Collecchio, October 10, 2005

THE CHIEF EXECUTIVE OFFICER